Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

2014 ANNUAL RESULT ANNOUNCEMENT

The Board of Directors of Guangshen Railway Company Limited (the “Company”) is pleased to announce the audited results of the Company and its subsidiaries for the year ended 31 December 2014. This announcement, containing the full text of the 2014 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of annual results. Printed version of the Company’s 2014 Annual Report will be available on the websites of the HKExnews of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and of the Company at www.gsrc.com on 25 March 2015 and will be despatched to holders of H sh ares of the Company as soon as practicable.

GUANGSHEN RAILWAY 2014 ANNUAL REPORT Chapter 1 Definitions and Statement of Material Risks I. DEFINITIONS In this report, unless the context otherwise requires, the expressions stated below will have the following meanings: The Company, Company, Guangshen Railway Reporting period, this period, this year Guangshen Railway Company Limited 12 months from January 1 to December 31, 2014 Same period last year, last year 12 months from January 1 to December 31, 2013 A Share Renminbi-denominated ordinary shares of the Company with a par value of RMB1.00 issued in the PRC and listed on the SSE for subscription in Renminbi H Share Overseas listed foreign shares of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the SEHK for subscription in Hong Kong dollars. ADS U .S. dollar-denominated American Depositary Shares representing ownership of 50 H shares issued by trustees in the United States under the authorization of the Company CSRC The China Securities Regulatory Commission SSRB The Shenzhen Securities Regulatory Bureau of the China Securities Regulatory Commission HKSFC The Securities and Futures Commission of Hong Kong SSE The Shanghai Stock Exchange SEHK The Hong Kong Stock Exchange NYSE The New York Stock Exchange SFO The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) Listing Rules The listing rules of SEHK and/or the listing rules of SSE (as the case may be) Articles The articles of associations of the Company Company Law The Company Law of the People’s Republic of China Securities Law The Securities Law of the People’s Republic of China CRC China Railway Corporation GRGC, largest shareholder Guangzhou Railway (Group) Company GEDC Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company YCR Guangzhou Railway Group YangCheng Railway Enterprise Development Company GZIR Guangdong Guangzhou Intercity Rail Transportation Company Limited WGPR Wuhan-Guangzhou Passenger Railway Line Co., Ltd. GSHER Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited GZR Guangzhou-Zhuhai Railway Company Limited XSR Xiamen-Shenzhen Railway Company Limited GSR Ganzhou-Shaoguan Railway Company Limited

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014 015 II. NOTICE OF MATERIAL RISKS This annual report contains details of existing operating risks. Please read ‘The Board’s Discussion and Analysis on the Future Development of the Company’ in the chapter ‘Report of Directors’ for details.

Chapter 2 Company Profile I. GENERAL INFORMATION OF THE COMPANY 1. Company Information Registered Chinese Name Abbreviation in Chinese Registered English Name Legal Representative Guangshen Railway Company Limited Wu Yong 2. Contact Person and Contact Information Company Secretary Representative of Securities Affairs Name Guo Xiangdong Deng Yanxia Address No. 1052, Heping Road, Shenzhen, Guangdong Province Tel (86) 755-25588150 Fax (86) 755-25591480 3. Email Basic Information ir@gsrc.com Registered address and place of business No. 1052, Heping Road, Shenzhen, Guangdong Province Postal code of the Company’s Registered address and place of business 518010

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Website http://www.gsrc.com Email ir@gsrc.com 4. Places for Information Disclosure and Reserve Address Newspapers for information disclosure China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily Websites publishing the annual report http://www.sse.com.cn http://www.hkexnews.hk http://www.gsrc.com Reserve address of the annual report No. 1052, Heping Road, Shenzhen, Guangdong Province

5. Share information of the Company Types of the Share Stock Exchange Ticker Symbol Share Code A Share Shanghai Stock Exchange 601333 H Share The Stock Exchange of Hong Kong Limited 00525 ADS The New York Stock Exchange, Inc. — GSH 6. Registration alteration of the Company during the reporting period (1) During the reporting period, there was no alteration in the registration of the Company. (2) For details of the first-time registration of the Company, please see ‘General Particulars of the Company’ in the 2006 annual report. (3) There was no change in the principal business since the listing of the Company. (4) There was no change in the largest shareholder since the listing of the Company. 7. Other Relevant Information Domestic Auditor Name PricewaterhouseCoopers Zhong Tian LLP Office Address 11/F PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Name of signing auditor Road, Huangpu District, Shanghai, The People’s Republic of China Zhou Shiqiang Chen Anqiang International Auditor Name PricewaterhouseCoopers Office Address 22nd Floor, Prince’s Building, Central, Hong Kong Legal Advisor as to PRC Law Legal advisor as to Hong Kong law Legal advisor as to United States law Name Beijing Grandway Law Offices Office Address 12th Floor, Tower C, Chuang Wei Da Sha, 8 Gao Xin Nan Yi Dao, Shennan Boulevard, Nanshan District, Shenzhen, The People’s Republic of China Name Cleary Gottlieb Steen & Hamilton (Hong Kong) Office Address 37th Floor, Hysan Place, 500 Hennessy Road, Causeway Bay, Hong Kong Name Shearman & Sterling LLP Office Address 12th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong A Share Registrar Name China Securities Depository and Clearing Corporation Limited Shanghai Branch Office Address 36th Floor, China Insurance Building, No. 166, Lujiazui East Road, Pudong New district, Shanghai, The People’s Republic of China H Share Registrar Name Computershare Hong Kong Investor Services Limited Office Address Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong Depository Name JPMorgan Chase Bank, N.A. Office Address 13th Floor, No. 4 New York Plaza, New York, USA Principal Banker Name Construction Bank of China Shenzhen Branch Jiabin Road Sub-branch Office Address 1st to 4th Floors, Jinwei Building, Jiabin Road, Shenzhen, Guangdong Province, The People’s Republic of China

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II. COMPANY PROFILE On March 6, 1996, the Company was registered and established in Shenzhen, the PRC in accordance with the Company Law. In May 1996, H shares and American Depositary Shares issued by the Company were listed on the SEHK and the NYSE respectively. In December 2006, the A Share issued by the Company were listed on the SSE. In January 2007, the Company used the proceeds from the issue of A shares to acquire the railway of Guangzhou-Pingshi section, taking the coverage of the Company’s operations into the national trunk line networks. Currently, the Company is the only PRC railway enterprise with its shares listed in Shanghai, Hong Kong and New York. The Company is mainly engaged in passenger and freight transportation businesses, the Hong Kong Through Train passenger services in cooperation with MTR Corporation Limited (the ‘MTR’), and management services for commissioned transportation for other railway companies in the PRC. The Company is also engaged in the provision of integrated services in relation to railway facilities and technology, commercial trading and other industrial businesses that are consistent with the Company’s objectives. The Shenzhen-Guangzhou-Pingshi Railway, which is operated solely and independently by the Company, runs 481.2 kilometers long in operation and connects the entire Guangdong Province vertically. Of which, Guangzhou-Pingshi Railway is the southern part of Beijing-Guangzhou railway, forming an aorta connecting north and south China, whereas Guangzhou-Shenzhen Railway is the only railway passway from mainland China to Hong Kong, and links with the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu- Nantou, and Pinghu-Yantian lines, as well as to the East Rail Line in Hong Kong, forming an important integral part of the railway transportation network in the PRC. Passenger transportation is the principal business of the Company. As at December 31, 2014, the Company operated 233.5 pairs of passenger trains each day, including 105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19 stand-by pairs), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 115.5 pairs of long-distance trains. The Company adopts an ‘As-frequent-as-buses’ operation for Guangzhou-Shenzhen inter-city trains, one pair of China Railway High-speed trains (the ‘CRHs’) is dispatched every 10 minutes on average during peak hours between Guangzhou and Shenzhen. The through-trains passing Hong Kong jointly operated by the Company and MTR Corporation Limited are one of the important transportation means going between Guangzhou and Hong Kong. The Company organized and operated a number of long-distance trains running from and to Guangzhou and Shenzhen that linked with most of the provinces, autonomous regions and municipals across the nation. Freight transportation is an important business of the Company. The Company is well-equipped with comprehensive freight facilities and is able to efficiently transport full load cargo, single load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo, and the rail lines operated are closely knitted with the major ports in Guangzhou and Shenzhen and are connected to several large industrial zones, logistics zones and plants and mines in the Pearl River Delta region via the railroad sidings. The major market of the Company’s freight transportation business is domestic mid- to long- distance transportation, and the Company enjoys competitive advantages in domestic mid- to long-distance freight transportation. Railway operation service is an extended business of passenger and freight transportation expanded by the Company since the commencement of operation of WGPR in December 2009. So far, the Company has provided such service to WGPR, GZIR, GSHER, GZR and XSR. With the completion and commencement of operation of a series of high-speed railways and inter-city railways in ‘Pan Pearl River Delta’ successively, the geographical coverage of railway operation service provided by the Company will be more extensive. Railway operation service will also become a new business growth point of the Company.

GUANGSHEN RAILWAY 2014 ANNUAL REPORT

Chapter 3

Summary of Accounting Data and Financial Indicators

I. MAJOR ACCOUNTING DATA AND FINANCIAL INDICATORS OF THE COMPANY FOR THE PAST FIVE YEARS

(Unit: RMB thousand)

Income Items	2014	2013	Year-on-year increase/ decrease (%)	2012	2011	2010
Total Revenues	14,800,781	15,800,677	(6.33)	15,091,886	14,690,835	13,484,448
Total Operating Expenses	13,751,961	13,927,369	(1.26)	13,229,398	12,101,001	11,327,270
Profit from Operations	1,055,958	1,888,211	(44.08)	1,934,303	2,564,048	2,110,118
Profit before Tax	880,633	1,701,753	(48.25)	1,758,136	2,378,337	1,925,307
Profit after Tax	661,126	1,271,083	(47.99)	1,316,985	1,802,372	1,484,918
Consolidated Profit Attributable to Equity Holders	662,021	1,273,841	(48.03)	1,318,938	1,804,107	1,486,062
Basic Earnings per Share (RMB)	0.09	0.18	(50.00)	0.19	0.25	0.21
Basic Earnings per ADS (RMB)	4.67	8.99	(48.05)	9.31	12.73	10.49

Assets and Liabilities At the end of 2014 At the end of 2013 Year- on-year increase/ decrease (%) At the end of 2012 At the end of 2011 At the end of 2010 Total Assets 30,536,663 33,231,989 (8.11) 32,867,182 32,207,347 30,604,502 Total liabilities 3,750,203 6,537,624 (42.64) 6,871,143 6,819,939 6,381,926 Shareholders’ Equity Interests (Excluding Non- Controlling Interests) 26,745,843 26,650,544 0.36 25,945,190 25,334,606 24,168,017 Net Assets per Share (RMB) 3.78 3.76 0.53 3.66 3.58 3.41

Chapter 4 Report of Directors Chairman 1. CHAIRMAN’S STATEMENT Dear Shareholders, I am hereby pleased to present the audited operating results of the Company and its subsidiaries for the year 2014 for the shareholders to review. 1. Business Review In 2014, in face of an unfavourable operating environment with stalled growth in the macro economy, sluggish demand in railway market and keen competition in the transportation market, the Company strived to achieve the operation targets set out by the Board, including the enhancement of coordination in workplace safety, exploration of operational potentials, improvement in passenger and freight services, improvement in assets management, strengthening of cost control and standardization of operation management, which have ensured the safety and stability of transport and production and the smooth progress in implementing different tasks. However, with the extension of the pilot scheme of “substituting business tax with value-added tax” to railway transportation industry on 1 January 2014, the Company’s operating revenues shrank significantly during the reporting period as compared with the previous year, resulting in a sharp decline in net profit year-on-year despite there was a slight decline of operating costs.

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In 2014, the company achieved a passenger delivery volume of 90.1127 million persons, representing a year-on-year decrease of 0.93%; a tonnage of freight of 18.3178 million tonnes, representing a year-on- year decrease of 9.96%; operating revenues of RMB14,801 million, representing a year-on-year decrease of 6.33%; consolidated profits attributable to shareholders of RMB662 million, representing a year-on-year decrease of 48.03%, and basic earnings per share of RMB0.09. In 2014, the Board has duly performed their duties under the Company’s Articles of Association. With their meticulous and conscientious effort, the Directors strived to enhance the corporate governance and operation management of the Company. The company has convened 2 general meetings, 6 board meetings and 6 audit committee meetings during the year, in which sound decisions in relation to the Company’s financial budget, production and operation, connected transactions as well as system establishments were made to ensure the Company’s stable and continuous development. The Company upholds long-term and stable cash dividend policy. The Board recommends the payment of final cash dividend of RMB0.05 per share for 2014, representing 55.56% of the basic earnings per share of this year. The proposed final dividend for 2014 shall be subject to approval at the annual general meeting to be held on May 28, 2015. 2. Prospects In 2015, with the railway spirit of “Safety, Quality, Development of Railway and Prosperity of Country” in the new era, the Company will preserve the main theme of scientific and harmonious development, will implement the scientific decisions of the general meetings of shareholders and the Board and uphold the operating objectives of the Company, firmly promote safety and risk management, incessantly deepen the reform of transportation organization, forcefully develop the core businesses of passenger and freight transportation, enhance and perfect the service management of railway operation, proactively explore diverse business channels, as well as further perfect the Company’s governance, regulate the Company’s operation, promote the development of the Company in the areas of safety, operation, construction and stability, with the objective of shaping the Company into a listed company that epitomizes safety and control, quality service, sound efficiency, and scientific management. In respect of safe production: we will establish a solid belief in safe development, fully implement safety and risk management and firmly promote the establishment of a standard for safety and quality, fully implement the requirements of “management standardization, operation standardization, inspection and rectification normalization” and improve support for production safety, with the aim of ensuring safety, uninterruption and stability of railway transportation.

In respect of operation management: we will explore potential markets in passenger and freight transportation by fully implementing the reform in transportation system, improving key infrastructure to enhance passenger and freight transportation capacity, elevating the quality of transportation service, so as to fortify comprehensive competitiveness in core business as well as to increase revenue from passenger and freight transportation; we will also develop and extend railway operation services and enhance the mode of railway operation management, broaden the channels of sales, cultivate new growth point, strengthen budget management, standardize contract management and procurement procedures, fortify assets management, enhance control on costs and expenses, and increase operation management standard and efficiency. In respect of corporate governance: we will adhere to the principle of corporate governance by law, further perfect the governance structure and system of the Company as a corporate person, and maintain the legal interests of the Company and the shareholders; we will also augment the internal control system, improve the internal control environment, regulate the internal decision procedures and ensure the operation of the Company in compliance with the laws and regulations; and fortify the implementation of the information disclosure principle of “truthfulness, accuracy, completeness, timeliness and fairness” in an effort to enhance the quality of information disclosure and increase the transparency of the Company. I, together with the members of the Board, believe that in the forthcoming year, the Company is going to attain new achievements in different aspects, create new values for our shareholders and make new contributions to the development of society under the strong support of all shareholders and various sectors of the society, along with the joint efforts of the Board, supervisory committee, management and all the staff. By order of the Board Wu Yong Chairman of the Board Shenzhen, China 25 March 2015

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2. THE BOARD’S DISCUSSION AND ANALYSIS ON THE OPERATION OF THE COMPANY DURING THE REPORTING PERIOD In 2014, the operating revenues of the Company were RMB14,801 million, representing a decrease of 6.33% from RMB15,801 million of the same period last year, among which revenues from passenger transportation, freight transportation, railway network usage and other transportation related services, and other businesses were RMB6,988 million, RMB1,764 million, RMB5,031 million and RMB1,018 million, respectively, accounting for 47.22%, 11.92%, 33.99% and 6.87% of the total revenues, respectively. Profit from operation was RMB1,056 million, representing a year-on-year decrease of 44.08% from RMB1,888 million; consolidated profit attributable to equity holders was RMB662 million, representing a year-on-year decrease of 48.03% from RMB1,274 million. I. Analysis of Principal Operations 1. Changes in items of income statement and cash flow statement (Unit: RMB thousand) Item Current Period Last Period Change (%) Operating Revenues 14,800,781 15,800,677 (6.33) Operating Expenses 13,751,961 13,927,369 (1.26) Finance Costs 180,373 191,686 (5.90) Income Tax Expenses 219,507 430,670 (49.03) Cash Flows from Operating Activities 1,945,576 1,883,411 3.30 Cash Flows from Investing Activities 3,373,821 (1,572,961) N/A Cash Flows from Financing Activities (4,067,018) (572,785) N/A

2. Revenue (1) Passenger Transportation Passenger transportation, which is the most important transportation business segment of the Company, includes transportation business of Guangzhou-Shenzhen inter-city express trains, long-distance trains and Through Trains in Hong Kong. As at December 31, 2014, the Company operated a total of 233.5 pairs of passenger trains on a daily basis according to its train schedule, among which there were 105 pairs of Guangzhou-Shenzhen inter-city express trains (including 19 pairs of back up trains); 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 115.5 pairs of long-distance trains. The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the period in comparison with those in the same period of last year: Passenger transportation revenues (RMB) 2014 2013 Year-on-year increase/ decrease (%) 6,988,288,048 8,058,291,095 (13.28) — Guangzhou-Shenzhen inter-city trains 2,115,108,336 2,415,826,918 (12.45) — Through Trains 526,936,922 498,268,100 5.75 — Long-Distance Trains 3,782,513,251 4,560,272,949 (17.06) — Other Revenues from Passenger Transportation 563,729,539 583,923,128 (3.46) Passenger Delivery Volume (Persons) 90,112,724 90,956,805 (0.93) — Guangzhou-Shenzhen inter-city trains 35,977,615 36,979,072 (2.71) — Through Trains 3,911,116 3,909,405 0.04 — Long-Distance Trains 50,223,993 50,068,328 0.31 Total Passenger-kilometers (Hundred million passenger-kilometer) 279.54 278.45 0.39 • The main reasons for the decrease in passenger transportation: (a) The pilot scheme of substituting business tax with value-added tax, which was implemented on railway transportation industry from 1 January 2014. Value-added tax is a tax on top of but separated from price. According to the relevant accounting standard in China and overseas, operating revenues should be recognized after deducting value-added tax. As the Company’s income and pricing scheme remained unchanged after the implementation of the pilot scheme, the deduction of value-added tax from income from the original pricing scheme resulted in contracted revenues as compared with the same period last year. (b) The nationwide railway network was adjusted in 2013, and according to the centralized deployment of the industry’s authority, long-distance train services for the Guangzhou-Liuzhou route and the Shenzhen(East)-Shanghai(South) route were terminated, which resulted in a year- on-year decrease in the relevant revenue. (c) During the reporting period, revenue from passenger transportation decreased with a drop of passenger delivery volume.

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- **The main reason for the decrease in passenger delivery volume:** The establishment of the "four horizontal and four vertical" high-speed railway network. The increasing number of high- speed railways between Pearl-Delta Area and other major cities in Mainland China is drawing away passengers from the existing railway network in the Guangzhou-Shenzhen area, especially the Guangzhou-Shenzhen Intercity Railway, with an increasingly obvious impact.

(2) Freight Transportation

Freight transportation is the important transportation business segment of the Company including the freight transportation business on the Shenzhen-Guangzhou-Pingshi Railway. The table below sets forth the revenues from freight transportation and freight tonnage for the period in comparison with those in the same period of last year:

	2014	2013	Year-on-year increase/ decrease (%)
Freight transportation revenues (RMB)	1,763,679,205	1,603,288,242	10.00
— Outbound Freight	590,448,282	527,411,807	11.95
— Inbound Freight, including Arrival and Pass-through Freight	920,254,511	904,908,314	1.70
— Other revenues from freight transportation	252,976,412	170,968,121	47.97
Tonnage of freight (tonnes)	51,562,026	59,556,405	(13.42)
— Outbound Freight	18,317,817	20,344,321	(9.96)
— Inbound Freight, including Arrival and Pass-through Freight	33,244,209	39,212,084	(15.22)
Total tonne-kilometers (hundred million tonne-kilometers)	114.35	132.94	(13.98)

- **The main reasons for the increase in freight transportation revenues:** (a) On 30 November 2013, the Company acquired the container transportation-related cargo business and assets originally owned by Dalang Handling Station of CRC, resulting in a year-on-year increase in related revenues. (b) Since the "One-price" policy was implemented on the nationwide railway freight transportation on 15 June 2013, the freight-transportation related services at both ends, such as retrieval and delivery of goods, cargo handling, have been uniformly viewed as freight transportation, and the related revenues are included in other revenues of freight transportation. (c) Since 15 February 2014, the unified national railway freight transportation fee has been increased by 1.5 cents per tonne per kilometer. The freight transportation of Beijing-Guangzhou railway Guangzhou-Pingshi section, which is run by the Company, has begun to adopt the unified fee.

• The main reasons for the decrease in freight volume: (a) Factors like the slowing down of economic growth in China and the adjustment in industry structure in Pearl-Delta region contributed to a decrease of goods volume transported via the railway network; (b) Since its commencement of operation, Guangzhou-Zhuhai Railway has been drawing away a certain proportion of demand in the Guangzhou-Shenzhen area. (3) Railway Network Usage and Other Transportation-Related Services Business Railway network usage and services provided by the Company mainly include passenger transportation railway network usage services and freight transportation railway network usage services, and the other transportation services include provision of railway operation services, locomotive, leasing, passenger car fueling, parcel transportation and other transportation services. The table below sets forth the revenues from railway network usage and other transportation related services for the year in comparison with those of the same period of last year: 2014 2013 Year-on-year increase/ decrease (%) Railway network usage and other 2014 2013 Year-on-year increase/ decrease (%) transportation related services (RMB) 5,031,240,526 5,034,676,388 (0.07) (1) Railway network usage services 2,860,187,620 3,326,538,415 (14.02) — Passenger Transportation Railway Network Usage 2,630,933,093 2,920,347,853 (9.91) — Freight Transportation Railway Network Usage 229,254,527 406,190,562 (43.56) (2) Other Transportation Services 2,171,052,906 1,708,137,973 27.10 — Railway operation services 1,773,355,800 1,383,904,130 28.14 — Other Services 397,697,106 324,233,843 22.66 • The main reasons for the decrease in revenue from railway network usage: (a) After 30 November 2013, when the Company acquired the container transportation business and assets originally operated by Dalang Handling Station of CRC, and the baggage and parcel transportation business operated by CRC Express Co. Ltd Guangzhou Branch, the related network usage revenues decreased. (b) The pilot scheme of substituting business tax with value-added tax, which was implemented on railway transportation industry from 1 January 2014. Value-added tax is a tax on top of but separated from price. According to the relevant accounting standard in China and overseas, operating revenues should be recognized after deducting value-added tax. As the Company’s income and pricing scheme remained unchanged after the implementation of the pilot scheme, the deduction of value-added tax from income from the original pricing scheme resulted in contracted revenues as compared with the same period last year. (c) During the reporting period, there was a drop of the prices for the national railway network usage services.

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- **The main reasons for the increase in revenue from railway operation services:** (a) There was an increase of railway transportation services provided to WGR, GSHR, GZIR, XSR and GZR during the reporting period. (b) The Company added the railway operation services for GSR during the reporting period.

- **The main reason for the increase in revenue from other services:** the acquisition of baggage and parcel delivery-related freight-transportation business and asset originally operated by CRC Express Co. Ltd Guangzhou Branch on 30 November 2013, resulted in a year-on year increase in related revenues.

(4) Other Businesses

Other businesses of the Company mainly include train repair, on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation. In 2014, revenues from other businesses of the Company were RMB1,018 million, representing an decrease of 7.86% from RMB1,104 million of the same period last year. The main reason for the decrease: Since the "One-price" policy was implemented on the nationwide railway freight transportation on 15 June 2013, the freight-transportation related services at both ends, such as retrieval and delivery of goods, cargo handling, have been uniformly viewed as freight transportation, and the related revenues are included in other revenues of freight transportation.

(5) Top Five Customers of the Company

During the reporting period, the Company's sales to the top five customers accounted for approximately 25.20% of its annual total sales.

3. Costs

(1) Analysis of Costs

(Unit: RMB thousand)

By Industry	Item	2014	Percentage to Total Cost (%)	2013	Percentage to Total Cost (%)	Year-on-year increase/ decrease (%)
Railway Business	Business Tax	61,021	0.48	357,824	2.78	(82.95)
	Labour and Benefits	4,441,615	34.89	3,932,120	30.53	12.96
	Equipment Leases and Services	3,629,757	28.51	4,166,329	32.35	(12.88)
	Lease of Land Use Right	53,962	0.43	56,000	0.43	(3.64)
	Materials and Supplies	1,310,106	10.29	1,587,251	12.32	(17.46)
	Repair Expenses(Materials and Supplies excluded)	905,540	7.11	501,711	3.90	80.49

By Industry Item 2014 Percentage to Total Cost (%) 2013 Percentage to Total Cost (%) Year-on-year increase/ decrease (%) Other Businesses Depreciation of Fixed Assets 1,405,580 11.04 1,392,010 10.81 0.97 Amortization of Leasehold Land Payment 18,245 0.14 15,001 0.12 21.62 Social Services Fees 12,430 0.10 67,990 0.53 (81.72) Utility and Office Expenses 74,740 0.59 71,525 0.55 4.49 Others 816,832 6.42 731,055 5.68 11.73 Subtotal 12,729,828 100.00 12,878,816 100.00 (1.16) Business Tax 29,957 2.93 37,098 3.54 (19.25) Labour and Benefits 469,273 45.91 493,072 47.02 (4.83) Materials and Supplies 306,128 29.95 338,547 32.29 (9.58) Depreciation of Fixed Assets 23,694 2.32 22,002 2.10 7.69 Amortization of Leasehold Land Payment 919 0.09 920 0.09 (0.11) Utility and Office Expenses 192,162 18.80 156,914 14.96 22.46 Subtotal 1,022,133 100.00 1,048,553 100.00 (2.52) Total 13,751,961 — 13,927,369 — (1.26) • The main reasons for the change of costs for the railway business: (a) With the implementation of the pilot scheme of “substituting business tax by value-added tax” on 1 January 2014, the revenue from railway transportation is no longer subject to business tax. (b) There were increases in wages and welfare for transit personnel due to an increase in the number of workers joining the industry, an industry-wide pay-raise, increases in the bases of housing fund and social insurance and increase in the salary and compensation expenses. (c) There was a cut down in the Company’s long-distance service and a nation-wide decrease in the prices of railway network usage which resulted in subsequent decrease in the leasing of equipment and related service charges. (d) The implementation of the pilot scheme of “substituting business tax by value-added tax” on 1 January 2014 decreased tax burden on procurement of supplies. Meanwhile, there was lowered workload on locomotive-towing service, resulted in decreased expenses on related materials and supplies. (e)There was an increase in maintenance charges due to an increase of maintenance work on electric multiple units(EMU), locomotives and passenger compartments. (f) Since the “One-price” policy was implemented on the nationwide railway freight transportation on 15 June 2013, the freight- transportation related services at both ends, e.g. retrieval and delivery of goods, cargo handling, have been uniformly viewed as freight transportation, and the related costs are included as costs of principal business.

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• The main reason for the decrease in costs for other businesses: Since the “One-price” policy was implemented on the nationwide railway freight transportation on 15 June 2013, the freight- transportation related services at both ends, e.g. retrieval and delivery of goods, cargo handling, have been uniformly viewed as freight transportation, and the related costs are included as costs of principal business. (2) Top Five Suppliers of the Company During the reporting period, the purchase from top five suppliers of the Company amounted for approximately 36.00% of the annual procurement. 4. Expenses (Unit: RMB thousand) Year-on-year increase/ Item 2014 2013 decrease (%) Major reason for the changes Finance costs 180,373 191,686 (5.90) Decrease in loss arising from translation of Income tax expenses Foreign Currencies 219,507 430,670 (49.03) Total Profit before Tax decreases with Operating Revenues 5. Cash Flow In 2014, the principal capital sources of the Company were revenues generated from operating activities. The Company’s capital was mainly used for operating and capital expenses, repayment of debt, payment of taxes and dividends. The Company has sufficient cash flow and it believes it has sufficient working capital, bank loans and other capital sources to meet its operation and development needs. Year-on-year increase/ (Unit: RMB thousand) 2014 2013 decrease (%) Major reason for the changes 2014 2013 Net cash flows from operating activities Year-on-year increase/ 2014 2013 decrease (%) Major reason for the changes Net cash flows from investment activities Net cash flows from financing activities 1,945,576 1,883,411 3.30 Due to the pilot implementation of the “Substitution of business tax by value- added tax” policy, the Company’s operating income has greatly reduced during the reporting period. There were also increases in the amounts of operating receivables and payables. 3,373,821 (1,572,961) N/A Collection of deposits of fixed terms over three months (4,067,018) (572,785) N/A Repayment of matured Bonds Payable

II. Analysis of assets and liabilities 1. Table of analysis of assets and liabilities (Unit: RMB thousand) Year-on-year Item 31 December 2014 Percentage to total assets (%) 31 December 2013 Percentage to total assets (%) increase/ decrease (%) Fixed Assets 24,179,210 79.18 24,302,653 73.13 (0.51) Construction-in-Progress 401,434 1.31 543,350 1.64 (26.12) Trade Receivables 2,313,405 7.58 1,554,914 4.68 48.78 Short term Deposits 104,000 0.34 4,483,600 13.49 (97.68) Cash and Cash Equivalents 1,665,057 5.45 412,678 1.24 303.48 Trade Payables 1,438,444 4.71 940,045 2.83 53.02 Payments for Fixed Assets and Construction-in- Progress 1,094,814 3.59 856,837 2.58 27.77 Income Tax payable 157,865 0.52 269,981 0.81 (41.53) Accrued Expenses and other Payables 969,761 3.18 879,579 2.65 10.25 Current portion of Bonds Payable — — 3,492,723 10.51 (100.00) The decrease in fixed assets was mainly due to: the increase in depreciation in fixed assets. The decrease in construction-in-progress was mainly due to: the completion and transformation into fixed assets of construction-in-progress. The increase in account receivables was mainly due to: the increase in receivable service fee from the provision of operation service and increase in flow of funds from operational connected transactions. The decrease in short-term deposits was mainly due to: the use of funds to settle mature bonds payable at the end of reporting period.

032

033

The increase in cash and cash equivalents was mainly due to: the collection of deposits of fixed term over three months. The increase in account payables was mainly due to: the increase of vehicles maintenance fees payable. Increase in payments for fixed assets and construction-in-progress was mainly due to: the increase of construction work payable. The decrease in income tax payables was mainly due to: the decrease in corporate income tax payable and business tax payable. The increase in accrued expenses and other payables was mainly due to: the increase in advance passenger tickets, ticket deposits and other deposits. The decrease of the current portion of bonds payable was mainly due to: settlement of bonds due payable with internal funds as at the end of the reporting period. As at the end of the reporting period, the gearing ratio (calculated by total liabilities divided by total assets) of the Company was 12.28%. As at the end of the reporting period, the Company had no charge on any of its assets and had not provided any guarantees, and had no entrusted deposits. 2. Assets at fair value and changes in the nature of measurement for the major assets As at the end of the reporting period, the Company had no assets at fair value and there was no change in the nature of measurement for the major assets. III. Analysis on investment position 1. General analysis on investments in external equity interests During the reporting period, the Company had not made investment in securities such as stock, warrants or convertible bonds, and had not held or dealt in equity interests of other listed companies and non-listed financial enterprises. Details of investments on external equity interests of the Company at the end of the reporting period are set out in Notes 10, 11 and 15 to the financial statements. 2. Entrusted investment and derivatives investment on non-financial companies During the reporting period, there was no entrusted investment or entrusted loan or derivatives investment by the Company.

3. General use of raised proceeds During the reporting period, the Company had not raised any funds and no fund raised previously carried forward to the reporting period. 4. Use of non-raised proceeds During the reporting period, there was no investment project using non-raised proceeds with investment amount exceeding 10% of the Company’s unaudited net assets of the previous year. 3. THE BOARD’S DISCUSSION AND ANALYSIS ON THE FUTURE DEVELOPMENT OF THE COMPANY 1. Industry development trend and competition scenario Industry development trend: being the aorta of the nation’s economy, an important infrastructure of the nation and a popular form of transportation, railway is of crucial importance for nation’s economic and social development. As current railway development in China falls short of satisfying the demand for nation’s economic and social development, leading to tight demand for railway passenger and freight transportation, the State Council has promulgated the Medium and Long-term Plan for Adjustment of Railway Network and the 12th Five-Year Development Plan for Integrated Transportation System in 2008 and 2012, respectively, which opened up a new peak in the construction of railways, especially high-speed railways and inter-city railways, in China. Accordingly, it is anticipated that in a rather long time coming, the railway transportation industry will greet a new period of development opportunities with the capacity for railway passenger and freight transportation and market competitive position achieving notable enhancements as the PRC sustains continued stable growth, the State’s high-speed railway network with Four East-West Lines and Four South- North Lines and numerous inter-city railways complete construction and commence operation, as well as the marketization reform of the railway industry proceeds. Industry competition scenario: The national railway is highly concentrated with a unified transportation management system. Competition mainly comes from other transportation industries such as highway, aviation and water transportation, and is expected to exist in the long run. However, as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens, the entry barrier to the industry will decrease, investors of the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, the competition structure of the railway transportation industry is expected to experience substantial changes in the future, with more intense competition not only externally from the highway, aviation and water transportation industries but also within the industry itself.

034

035

2. Development strategies of the Company Under the sound leadership scientific decision-making by the Board, the Company will capitalize the historic opportunity of extensive railway construction, proactively adapt to the policy direction of railway system reform in order to establish a steadfast foothold in the Pan Pearl River Delta, perfect and enhance its business portfolio centered on railway passenger and freight transportation and complemented by the railway-related businesses. Striving to become a top-notch railway transportation services enterprise in the PRC and actualize its development objective of scaling up and consolidating its strengths, the Company will also focus on the improvement of quality of service in the continued efforts for the advancement of management innovation, service innovation and technology innovation. 3. Operating plans for 2015 At the fifth meeting of the seventh session of the Board held on March 25, 2015, the financial budget for 2015 were passed upon consideration. The Company plans to achieve passenger delivery volume of 86.53 million persons (excluding commissioned transportation), goods delivery volume of 19.32 million tonnes. To actualize the aforesaid objectives, the Company will focus on the following tasks: (1) In respect of safe production: Firstly, promote the construction of model route or station with illustrative standards on safety and quality through requirements of systematized management, standardized operation and regular inspections and corrections and three aspects, lifestyle, culture and hygiene. Secondly, transformation of safety infrastructures are to be promoted through increased investments in safety facilities and equipment. (2) In respect of passenger transport business: Firstly, by making use of the advantage of the shortened travelling time of Guangzhon-Shenzhen inter-city railway and the commencement of EMU travelling across Guangzhou and Chaozhou-shantou, the network and schedule of Guangzhon-Shenzhen inter-city railway will be further improved. Secondly, large-scale projects including the new Pinghu Intercity station on GZIR line I and line II, the Xintang District public transport interchange in East Guangzhou, connection of intercity and GZIR III and IV will be promoted for the development of new growth points in GZIR passenger transportation. Thirdly, passenger transportation facilities will be improved to elevate service quality from the viewpoint of the customers. (3) In respect of freight transportation business: Firstly, we will actively adapt to the dynamic of the market, seek to cooperate with more e-business customers to provide less-than-carload freight and take up large- scale cargo order for mass manufacturers. Secondly, we will implement pricing policy for railway freight transportation, improve the pricing adjustment mechanism, provide directional discounts, and elevate the company’s competitiveness in the railway freight transportation market.

(4) In respect of diversified operation: firstly, the benefits from the operation of diversified assets are to be enhanced through pushing forward the progress of development of the supporting business venues of the Shenzhen (East) Station, the apartment building adjoining the station, and old and new Shilung Passenger Stations, as well as the development and leasing of the Tangtouxia Station. Secondly, transformation and upgrading of the enterprise will be carried out through constant development of market channels, and development of warehousing business for modern logistics using idle spaces in freight yards with diverse purpose of use. Thirdly, out-sourcing model will be employed when developing diversified businesses in order to streamline the company’s structure and lower costs on human resources and management. (5) In respect of financial management: Firstly, budget management will be strictly monitored. On the condition of ensuring the safety of transportation and quality of service, budgets expenses will be arranged reasonably with strict adherence to the principle of “weighing the importance and urgency, making sure of balanced allocation, focusing on the key items, and balancing income and expenses”. Secondly, cost control will be strengthened by regulating contract management and procurement activities, with an aim to effectively lower the procurement expenses of the Company, and to reduce the general and non-production expenses. Lastly, we will continue to strengthen our understanding of the value-added tax, follow strictly the requirements related to “substituting of business tax by Value-added Tax” for procurements of supplies, equipment and energies, so as to lessen the Company’s tax burden through reasonable and legitimate measures. 4. Future capital demand Currently, the Company has no investment projects of significant amount under way, and possesses adequate liquidity to maintain existing businesses. In 2015, apart from daily operating expense, the Company has planned for capital investment projects of approximately RMB1,463 million, which will be funded by its own accumulated funds from daily operating revenues. For details of capital commitments and operation commitments of the Company as at the end of the reporting period, please read Note 38 to the financial statements. 5. Potential risks (1) Risks of operating environment: as the main supplier for the Shenzhen-Guangzhou-Pingshi railway transportation business, the passenger and freight transportation service of the Company mainly draws businesses from Guangdong and Hong Kong. The economic development and growth of these places pose direct influences on the development of the Company’s passenger and freight transportation business. Any slowdown in the economy growth of Guangdong and Hong Kong will lead to insufficient market demand for the transportation service of the Company and thereby affect the passenger and freight transportation business of the Company.

036

037

(2) Risks of market competition: the passenger and freight transportation service of the Company competes with other modes of transportation such as highways, water transportation and aviation. In many aspects including price, convenience, running frequency, quality of service and safety, the Company competes with vehicle transportation companies, shipping companies and airlines. Furthermore, with the opening of numerous high-speed passenger special railway lines in China and the gradual maturity of the rail transportation network in the Pearl River Delta, there is notable changes in the competition related to passenger and freight transportation in areas covered by the Company’s passenger and freight transportation service, which brings along relatively high risks to the Company’s existing passenger and freight transportation business. (3) Risks of fluctuations and adjustments in transportation price: transportation price is one of the chief factors affecting the operating revenue of the Company. Any adjustments in the railway transportation price policy or any discrepancy between the implemented price with the expected price under the transportation price policy caused by market and other reasons will create risks to the operation of the Company. (4) Financial risks: operating activities of the Company may be exposed to foreign exchange risks, interest rate risks, credit risks, liquidity risks and other risks, which are set out in Note 3 to the financial statements, and the Company has not used any financial instruments to hedge these risks. (5) Risks of natural disasters: compared to other forms of transportation, railway transportation is less affected by natural disasters. However, serious natural disasters such as widespread and sustained rain, snow and cold temperature and floods pose relatively serious threats to railway transportation and bring relatively significant risks to the operation of the Company. 4. DURING THE REPORTING PERIOD, THERE WAS NO CHANGE IN THE COMPANY’S ACCOUNTING POLICIES, ACCOUNTING ESTIMATES, AUDIT METHODS AND RECTIFICATION OF MATERIAL ACCOUNTING ERRORS OF PREVIOUS ACCOUNTING PERIODS.

5. PLANS FOR PROFITS DISTRIBUTION OR COMMON RESERVE CAPITALIZATION 1. Formulation, implementation, adjustment of cash dividend distribution policy Pursuant to the related requirements of the ‘Notice on Further Implementing Issues concerning Cash Dividends Distribution of Listed Companies’ by CSRC and SSRB, the Company amended provisions related to profit distribution in the Articles in 2012. The amended Articles clearly stipulate the standards, percentages and related decision-making procedures for cash dividend distribution by the Company, the detailed conditions, decision-making procedures and mechanisms for adjustments to the profit distribution policy by the Company, which will provide systematic guarantee of the due diligence of the Independent Directors and the full expression of the minority shareholders’ requests and fully protect the legal interests of minority shareholders. Since its listing in 1996, the Company has consistently adhered to a sustained and stable profit distribution policy, emphasized on reasonable return to investors, and at the same time strived for the sustainable development of the Company. During the reporting period, the Company implemented the profit distribution plan of 2013 and distributed a cash dividend of RMB0.80 (tax inclusive) per 10 shares to all shareholders of the Company, totaling RMB566,682,960 on the basis of the total share capital at the end of 2013. 2. Profit distribution plan or budget of the Company for the past three years (including the reporting period) (Unit: RMB thousand) Amount of Dividend Amount of Net profit for Year of Distribution per 10 shares (incl. tax) cash dividend (incl. tax) the year of distribution (*) Percentage to net profit (%) 2014 0.50 354,177 662,021 53.50 2013 0.80 566,683 1,273,841 44.49 2012 0.80 566,683 1,318,938 42.97 * represents the consolidated profit attributable to the shareholders audited in accordance with the International Financial Reporting Standards.

038

039

Explanation of the profit distribution plan 2014: the Board recommended the payment of a final cash dividend of RMB0.05 per share (including tax) for 2014 to the shareholders of the Company, based on the total share capital of 7,083,537,000 shares as at December 31, 2014, totaling RMB354,176,850. The above proposal is subject to approval at the 2014 annual general meeting to be held on May 28, 2015. Holders of A Shares are reminded to timely and carefully read the announcement to be issued by the Company on distribution of dividends for 2014 which contains details of the distribution of the final dividends for 2014. Holders of H Shares are reminded to timely and carefully read the notice of the 2014 annual general meeting and the announcement of poll results of the 2014 annual general meeting to be issued by the Company on April 10, 2015 and May 28, 2015, respectively, which contain details of the distribution of the final dividends for 2014. To the best knowledge of the Company, as at the date of publication of this annual report, there were no any arrangements of shareholders waiving or agreeing to waive the proposed distribution of final dividend for 2014. 6. ACTIVE FULFILLMENT OF SOCIAL RESPONSIBILITY During the reporting period, the Company did not have significant environment protection or other significant social safety issues. For Details of the fulfillment of social responsibilities in the areas of transportation safety, environmental protection and social welfare by the Company in the reporting period, please read the Social Responsibility Report 2014 disclosed on the website of SSE (http://www.sse.com.cn), the website of SEHK (http://www.hkexnews.hk) and the website of the Company (http://www.gsrc.com). 7. OTHER DISCLOSURES 1. Taxation Details of income tax applicable to the Company during the reporting period are set out in Note 32 to the financial statements. 2. Interest Capitalized During the reporting period, no interest was capitalized in the fixed assets or construction-in-progress of the Company.

3. Properties and Fixed Assets During the reporting period, all properties held by the Company were all for the purpose of development, and their percentage ratio (as defined by Rule 14.04(9) of the Listing Rules) did not exceed 5%. Movements in the properties and fixed assets held by the Company during the reporting period are set out in Note 6 to the financial statements. 4. Undistributed Profit Details of movements in the undistributed profit of the Company during the reporting period are set out in the Statements of Changes in Equity. 5. Statutory Surplus Reserve Details of movements in the statutory surplus reserve of the Company during the reporting period are set out in the Statements of Changes in Equity and Note 22 to the financial statements. 6. Subsidiaries Details of the principal subsidiaries of the Company as at the end of the reporting period are set out in Note 10 to the financial statements. 7. Material investments held, material acquisitions and disposals of subsidiaries and associates, and future plans of material investments or acquisition of capital assets Except as disclosed in this year’s annual report, during the reporting period, the Company had no material investment held, had not carried out any material acquisition or disposal of subsidiaries and associates, and had no definite plan for material investment or acquisition of capital assets. 8. Contingent liabilities At the end of the reporting period, the Company had no contingent liability. 9. Fixed Interest Rate At the end of the reporting period, the Company has no loan bearing fixed interest rates.

040

041

10. Laws and Regulations During the reporting period, the Company has complied with all relevant laws and regulations that have significant impact on the Company. 11. Directors of Subsidiary Companies At the end of the reporting period, save for Dongguan Changsheng Enterprise Company Limited and Shenzhen Nantie Construction Supervision Company Limited, no other subsidiaries of the Company had set up their board of directors. The members of the boards of directors for the above two subsidiaries are as follows: Name of Company Name List of Board Members Dongguan Changsheng Enterprise Company Limited Mu Anyun, Zhang Yinghong, Deng Hui, Lin Wensheng, Li Pingwen, Li Jianping, Zhou Xiaomei Shenzhen Nantie Construction Supervision Company Limited Mu Anyun, Wu Yuefang, Hu Rongze, Fang Lei, Deng Rongjun 12. Persons of Significant Relationship with the Company During the reporting period, save as disclosed in the annual report of this year, the Company has no other relationship with its employees, customers and suppliers apart from the relationship of employees, customers and suppliers, and there was no person who had a significant impact on the business of the Company. 13. Assessment of Property Interests or Tangible Assets During the reporting period, the Company has not valued its property interests or other tangible assets in accordance with Chapter 5 of the Listing Rules. 14. Management Contracts During the reporting period, the Company has not entered into any contract containing the following term: the counterparty of the contract undertakes the management and administration of the whole or any substantial part of any business of the Company pursuant to the contract; and the contract was not a service contract entered into with any Director or full-time employee of the Company.

15. Loans to Entities During the reporting period, the Company has not provided any loan to any entity. 16. Permitted Compensation Provisions At the end of the reporting period, the Company did not have any compensation provision for the benefit which had been enjoyed or being enjoyed by any one of the Directors (including former directors) of the Company, or any of the affiliated companies.

042

043

Chapter 5 Matters of Importance Chairman of the Supervisory Committee I. MATERIAL LITIGATION, ARBITRATION AND MATTERS DOUBTFUL TO THE GENERAL MEDIA The Company was not involved in any material litigation, arbitration or any matters doubtful to media in the reporting period. II. APPROPRIATION OF FUND AND PROGRESS OF DEBT CLEARANCE LISTING IN THE REPORTING PERIOD During the reporting period, there was no non-operational appropriation of the Company’s fund by its controlling shareholders and their related parties. III. BANKRUPTCY AND RESTRUCTURING During the reporting period, the Company had no matters in relation to bankruptcy and restructuring.

IV. TRANSACTIONS OF ASSETS AND MERGERS OF ENTERPRISES During the reporting period, apart from transactions of assets involved in the business combination as set out in Note 39 to the financial statements, the Company had no other significant transactions of assets or mergers of enterprises. V. THE COMPANY’S SHARE INCENTIVE SCHEME AND ITS IMPACT As at the end of the reporting period, the Company did not implement any share incentive scheme. VI. MATERIAL CONNECTED TRANSACTIONS 1. Connected transactions related to daily operations During the reporting period, save for the connected transactions as set out in Note 40 to the financial statements and those related to daily operation, the Company did not have any other major connected transaction related to daily operation. 2. Contracts entered into with the largest shareholder and its subsidiaries Except as disclosed in this annual report, none of the Company or its subsidiaries had entered into other material contracts with the largest shareholder or its subsidiaries. 3. Connected transactions related to acquisition or disposal of assets During the reporting period, apart from transactions of assets involved in the business combination as set out in Note 39 to the financial statements, the Company had no connected transactions related to acquisition or disposal of assets. 4. Material connected transactions related to joint external investment During the reporting period, the Company had no material connected transaction related to joint external investment.

044

045

5. Connected transactions due to factors including partial restructuring During the period, the Company had no connected transaction due to factors including partial restructuring, characteristics of the industry, national policies or mergers and acquisitions. 6. Related claim and debt (Unit: RMB thousand) Related Party Relationship Fund Provided to Related Party Opening Balance Addition Closing Balance Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited Zengcheng Lihua Stock Company Limited Subsidiary of the Company Associate of the Company 9,080 — 9,080 14,300 280 14,580 Other entities/companies Associate of the Company 10 100 110 Total 23,390 380 23,770 Addition to fund provided to the largest shareholder and — its subsidiaries by the Company during the reporting period Balance of fund provided to the largest shareholder and its — subsidiaries by the Company Impact of the related claim and debt on the operating results and financial position of the Company No significant impact on the operating results and financial position of the Company 7. Other Material Connected Transactions During the reporting period, save from disclosed in this annual report, the Company has no other material connected transactions. 8. Confirmation of connected transactions by independent Directors The independent non-executive Directors of the Company confirmed that the connected transactions entered into by the Company during the reporting period were entered into in the ordinary and usual course of its business and conducted on normal commercial terms, in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole, and had not exceeded the caps disclosed in the previous announcements.

In respect of each continuing connected transaction disclosed in Note 40 to the financial statements prepared in accordance with IFRS, the Company confirms that it is within the definition of “continuing connected transaction” under Chapter 14A of the Listing Rules, and it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules. Details of the other related party transactions entered by the Company during the year ended at the end of reporting period are set out in Note 40 to the financial statements prepared in accordance with IFRS. These transactions do not constitute connected transactions under the Listing Rules. 9. Confirmation of connected transactions by the auditor For the purpose of Rule 14A.38 of the Listing Rules, the auditors of the Company have carried out procedures on the above connected transactions for the year ended at the end of the reporting period in accordance with the Hong Kong Standard on Assurance Engagements 3000 ‘Assurance Engagement Other Than Audits or Reviews of Historical Financial Information’ and with reference to Practice Note 740 ‘Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules’ issued by the Hong Kong Institute of Certified Public Accountants and reported that, in respect of the above connected transactions: (1) nothing has come to our attention that causes us to believe that the disclosed continuing connected transactions had not been approved by the Board; (2) for transactions involving the provision of goods or services by the Company, nothing has come to our attention that causes us to believe that such transactions were not, in all material respects, in accordance with the pricing policies of the Company; (3) nothing has come to our attention that causes us to believe that such transactions were not entered into, in all material respects, in accordance with the terms of agreements governing such transactions; (4) with respect to the aggregate amount of each of the continuing connected transactions, nothing has come to our attention that causes us to believe that the value of such continuing connected transactions have exceeded the maximum aggregate annual caps disclosed in the previous announcements.

046

047

VII. MATERIAL CONTRACTS AND THE IMPLEMENTATION 1. Trust, contracted businesses and leasing affairs During the reporting period, the Company did not engage in any trust, contracted businesses and leasing affairs which contribute over 10% (including 10%) of the Company’s total profit for the year. 2. Guarantees or financial assistances During the reporting period, the Company did not have any guarantee or provide any financial assistance. 3. Pledges During the reporting period, the largest shareholder of the Company and its de facto controller have not pledged the interests in all or part of the shares of the Company held as support for the Company’s indebtedness, guarantees or other liabilities. 4. Loan agreements and their performances During the reporting period, the Company and its subsidiaries have not entered into any loan agreements nor violated any terms of loan agreements which had significant impact to its operation. 5. Other material contracts During the reporting period, save as disclosed in this annual report, the Company did not enter into any other material contracts. VIII. FULFILLMENT OF COMMITMENTS During the reporting period, GRGC, the largest shareholder of the Company, made the following commitments: 1. GRGC and any of its subsidiaries will not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi Railway, GRGC and any of its subsidiaries will not compete with the Company either.

2. GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company. 3. At the time of the Company’s initial public offering of A shares in December 2006, GRGC promised to lease the occupied land in the Guangzhou-Pingshi section to the Company after the acquiring of such land by means of authorized operation. The leasing agreement entered into by the Company and GRGC became effective on January 1, 2007, pursuant to which, the land use right for the Guangzhou- Pingshi Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million. 4. GRGC has issued a letter of commitment to our Company in October 2007, in relation to the enhancement of the management of undisclosed information. During the reporting period, the above-mentioned commitments were fulfilled properly and no breach of any commitment occurred. IX. ENGAGEMENT AND DISMISSAL OF ACCOUNTING FIRMS Any change in accounting firm engaged (Unit: RMB thousand) Nil (the Company had no change in auditors during the past three years) Domestic Auditor Name PricewaterhouseCoopers Zhong Tian LLP Remuneration 1,850 Term of engagement 7 International Auditor Name PricewaterhouseCoopers Remuneration 5,930 Term of engagement 12 Auditor for Internal control Name PricewaterhouseCoopers Zhong Tian LLP Remuneration 300 Financial Adviser Name Deloitte Touche Tohmatsu Remuneration 1,000

048

049

X. PUNISHMENT ON THE COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS, DE FACTO CONTROLLER, PURCHASER AND THE RECTIFICATION THEREOF During the reporting period, none of the Company, its Directors, Supervisors, senior management, shareholders with a shareholding of more than 5%, de facto controller and purchaser was subject to any punishment by administrative institutions, judicial authorities, CSRC and stock exchanges. XI. RISK OF SUSPENSION AND TERMINATION OF LISTING During the reporting period, the Company did not face any risk of Suspension and Termination of Listing. XII. CONVERTIBLE BONDS At the end of the reporting period, the Company did not issue any convertible bonds. XIII. EXPLANATION OF OTHER MATERIAL EVENTS Save as disclosed in this annual report, there was no other material event during the reporting period.

Chapter 6 Changes in Share Capital and Particulars Shareholders Director General Manager Director General Manager I. PARTICULARS OF CHANGES IN SHARE CAPITAL 1. Changes in share capital During the reporting period, there has been no change in the Company’s total number of shares and structure of share capital. 2. Changes in shares with selling restrictions As at the end of the reporting period, the Company had no shares with selling restrictions.

050

051

II. PARTICULARS OF SECURITIES ISSUE AND LISTING 1. The Company had not issued any securities for the 3 years prior to the end of the reporting period 2. During the reporting period, there was no change in the total number of shares and structure of shareholder, asset and liability of the Company as a result of bonus issue, increase in share capital, placing, allotment of new shares or other reasons. 3. The Company had not issued shares to any of its employees. III. PARTICULARS OF SHAREHOLDERS AND DE FACTO CONTROLLERS 1. Number of Shareholders Number of shareholders as at the end of the reporting period (Number) Number of shareholders as at the end of the fifth trading day before the date of disclosure of the annual report (Number) 355,244 (A share: 354,797, H Share: 447) 337,324 (A Share: 336,881, H Share: 443)

2. Particulars of the shareholding of the top ten shareholders and top ten shareholders without selling restrictions Number of Particulars of the shareholding of the top ten shareholders Number of shares (Unit: Share) shares held at the end of Percentage with selling restriction Number of shares in pledge or frozen Nature of Name of Shareholder (Full Name) the period (%) held Status Number Shareholder Particulars of the shareholding of the top ten shareholders Number of shares Number of shares Restriction pledge or frozen Nature of Number of shares in Guangzhou Railway (Group) Company 2,629,451,300 37.12 — None — State-owned legal person HKSCC NOMINEES LIMITED (Note) 1,395,004,781 19.69 — Unknown — Foreign Legal Person Taiyuan Iron & Steel (Group) Company Limited 50,776,147 0.72 — Unknown — State-owned legal person Boshi Value Growth Securities Investment Fund 30,999,846 0.44 — Unknown — Other Bank of China — Harvest Shanghai and Shenzhen 300 index exchange-traded Index Securities Investment Funds Zhonghai Trust Co., Ltd. — Jinhai 5 Investment Capital Trust Securities 18,556,027 0.26 — Unknown 128,700 Other 17,149,797 0.24 — Unknown — Other LI Wei 15,999,967 0.23 — Unknown — Domestic Natural Person Industrial and Commercial Bank of China Limited — Huatai-PineBridge Harvest Shanghai and Shenzhen 300 index exchange-traded Index Securities Investment Funds Industrial and Commercial Bank of China Limited — China CSI 300 exchange-traded index securities investment funds Goldman Sachs Asset Management International 10,839,208 0.15 — Unknown — Foreign Legal — Goldman Sachs International China Fund Person 14,226,150 0.20 — Unknown — Other 11,735,858 0.17 Unknown — Other

052

053

GUANGSHEN RAILWAY 2014 ANNUAL REPORT

Name of Shareholder (Full name)	Particulars of the shareholding of the top ten holders of shares without selling restrictions		
	Number of shares without selling restriction held	Class and number of Shares	
		Class	Number
Guangzhou Railway (Group) Company	2,629,451,300	A Share	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,395,004,781	H Share	1,395,004,781
Taiyuan Iron & Steel (Group) Company Limited	50,776,147	A Share	50,776,147
Boshi Value Growth Securities Investment Fund	30,999,846	A Share	30,999,846
Bank of China — Harvest Shanghai and Shenzhen 300 index exchange-traded Index Securities Investment Funds	18,556,027	A Share	18,556,027
Zhonghai Trust Co., Ltd. — Jinhai 5 Investment Capital Trust Securities	17,149,797	A Share	17,149,797
LI Wei	15,999,967	A Share	15,999,967
Industrial and Commercial Bank of China Limited — Huatai-PineBridge Harvest Shanghai and Shenzhen 300 index exchange-traded Index Securities Investment Funds	14,226,150	A Share	14,226,150
Industrial and Commercial Bank of China Limited — China CSI 300 exchange-traded index securities investment funds	11,735,858	A Share	11,735,858
Goldman Sachs Asset Management International — Goldman Sachs International China Fund	10,839,208	A Share	10,839,208
Statement regarding connected relationship or concerted action of the above shareholders	Except that both Huatai-PineBridge Harvest Shanghai and Shenzhen 300 index exchange-traded Index Securities Investment Funds and China CSI 300 exchange-traded index securities investment funds are managed by Industrial and Commercial Bank of China Limited, the Company does not aware of any of the other shareholders above are connected or acting in concert as defined in "Administrative Procedures for Acquisitions of Listed Companies."		

Note: HKSCC NOMINEES LIMITED represents 香港中央結算(代理人)有限公司, which held 1,395,004,781 H shares of the Company, representing 97.46% of the H shares in issue of the Company. These H shares were held on behalf of various clients respectively.

3. So far as the Directors, Supervisors and senior management of the Company are aware, at the end of the reporting period, the following persons, other than Directors, Supervisors and senior management of the Company, held interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO (Chapter 571 of the Laws of Hong Kong) as follows: (Unit: Share) Percentage of issued share Percentage Name of Shareholder Class of Shares Number of Shares Held capacity capital of the same class (%) of total share capital (%) Guangzhou Railway (Group) Company A Share 2,629,451,300(L) Beneficial Owner 46.52(L) 37.12(L) FIL Limited H Share 200,376,000(L) Investment Manager 14.00(L) 2.83(L) Note: The letter ‘L’ denotes a long position; ‘S’ denotes a short position; and ‘P’ denotes the lending pool. 4. Information on the largest shareholder and its de facto controller (1) Information on the Largest Shareholder At the end of the reporting period, the largest shareholder of the Company is GRGC, incorporated in the PRC. Legal Date of Organization Registered (Unit: RMB ten thousand) Name Representative Incorporation Code Capital Principal Operations GRGC Wu Yong December 5, 1992 19034882-4 16,084,532 Organization and management of railway passenger and freight transportation, technologies and other industrial development etc.

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(2) Changes in the Largest Shareholder and its de facto Controller On March 14, 2013, the de facto controller of GRGC, namely the former Ministry of Railways of the People’s Republic of China (the “former MOR”), was dissolved in accordance with the proposal in relation to the institutional reform and functional transformation of the State Council and the ‘Reply of the State Council to Issues concerning the Establishment of China Railway Corporation’ (the “Reply”). In accordance with the Reply, the former MOR’s administrative functions were transferred to the Ministry of Transport and its subordinate body, the newly established State Railway Administration, whereas its commercial functions were transferred to the newly incorporated CRC, and its underlying assets, liabilities and staff were all transferred to CRC. GRGC was a railway corporation directly under the former MOR, and its interests would be transferred to the CRC (the “Transfer”). Upon completion of the Transfer, the de facto controller of the largest shareholder of the Company would be changed to CRC. On April 24, 2013, the Company has issued the ‘Announcement on Change of De Facto Controller of the Largest Shareholder’ on the website of SSE (http://www.sse.com.cn) and the ‘Announcement on Change of De Facto Controller of the Largest Shareholder of the Company due to Transformation of Ministry of Railways’ on the HKExnews website of SEHK (http://www.hkexnews.hk). As at the end of the reporting period, the Company is in the course of ascertaining the progress of the Transfer and will make further disclosure concerning the progress in due course. (3) Chart on the property rights and controlling relationship amongst the Company and the largest shareholder and its de facto controller after the above Transfer is completed CRC 100% GRGC 37.12% The Company 5. Other corporate shareholders with a shareholding of 10% or above As at the end of the reporting period, apart from the aforesaid largest shareholder, there was no other corporate shareholder with a shareholding of 10% or above in the Company (except for HKSCC NOMINEES LIMITED). 6. Public Float As at the end of the reporting period, the public float of the Company was 4,454,085,700 shares, representing 62.88% of of the total share capital of the Company. Calculated at HK$3.77 per share, the closing price of the Company’s H shares as at 31 December 2014, the market capitalization of the public float was approximately HK$16.792 billion. The public float of the Company was in compliance with the requirements of the relevant rules on the sufficiency of public float.

7. Duplication During the reporting period, Directors, chief executives or such other persons did not have duplicated interests. IV. REPURCHASE, SALE OR REDEMPTION OF THE LISTED SHARES OF THE COMPANY As of the end of the reporting period, there was no repurchase, sale or redemption by the Company, or any of its subsidiaries, of the listed shares of the Company. V. PRE-EMPTIVE RIGHT Under the Articles of the Company and the PRC Laws, there is no pre-emptive right, which requires the Company to offer new shares to its existing shareholders on a pro rata basis. VI. TRANSACTIONS INVOLVING ITS OWN SECURITIES As at the end of the reporting period, none of the Company and its subsidiaries has issued or granted any convertible securities, options, warrants or other similar rights, and redeemable securities and share option schemes. VII. TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES As at the end of the reporting period, holders of listed securities of the Company were not entitled to obtain any relief from taxation by reason of their holding of such securities pursuant to the laws of the PRC.

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Chapter 7

Directors, Supervisors, Senior Management and Employees

I. CHANGES IN SHAREHOLDINGS AND REMUNERATIONS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (CURRENT AND RESIGNED DURING THE REPORTING PERIOD)

(Unit: RMB ten thousand)

Name	Position	Gender	Age	Beginning of Engagement Period	End of Engagement Period	Total remuneration received from the Company (before tax)	Total remuneration payable received from shareholders (before tax)
Wu Yong	Chairman	male	51	December, 16, 2014	May 28, 2017	–	13.33
Li Wenxin*	Chairman	male	51	May 29, 2014	December 16, 2014	–	40.80
Shen Yi	Executive Director	male	59	May 29, 2014	May 28, 2017	37.6	–
	General Manager			October 10, 2008	Current		
Sun Jing	Non-executive Director	male	49	May 29, 2014	May 28, 2017	–	40.64
Yu Zhiming	Non-executive Director	male	55	May 29, 2014	May 28, 2017	–	40.64
Huang Xin	Non-executive Director	male	50	May 29, 2014	May 28, 2017	–	29.75
Li Liang*	Non-executive Director	male	54	June 2, 2011	May 29, 2014	–	–
Luo Qing	Executive Director	male	50	May 29, 2014	May 28, 2017	31.9	–
Chen Song	Independent non-executive Director	male	42	May 29, 2014	May 28, 2017	5.6	–
Jia Jianmin	Independent non-executive Director	male	57	May 29, 2014	May 28, 2017	6.7	–
Wang Yunting	Independent non-executive Director	male	56	May 29, 2014	May 28, 2017	5.6	–
Lo Mun Lam*	Independent non-executive Director	male	61	June 2, 2011	May 29, 2014	6.6	–
Liu Xueheng*	Independent non-executive Director	male	41	June 2, 2011	May 29, 2014	6.6	–
Liu Feiming*	Independent non-executive Director	female	45	June 2, 2011	May 29, 2014	5.6	–
Liu Mengshu	Chairman of the Supervisory Committee	male	51	May 29, 2014	May 28, 2017	–	32.00
Xu Ling*	Chairman of the Supervisory Committee	male	59	June 2, 2011	May 29, 2014	–	49.18
Chen Shaohong	Supervisor	male	48	May 29, 2014	May 28, 2017	–	29.60
Shen Jiancong	Supervisor	male	46	May 29, 2014	May 28, 2017	–	26.62
Li Zhiming	Supervisor	male	53	May 29, 2014	May 28, 2017	–	23.89
Chen Jianping	Supervisor representing Employees	male	48	May 29, 2014	May 28, 2017	27.7	–
Song Min	Supervisor representing Employees	female	44	May 29, 2014	May 28, 2017	26.7	–
Xu Huiliang*	Supervisor representing Employees	male	51	June 2, 2011	May 29, 2014	12.3	–
Mu Anyun	Deputy General Manager	male	54	February 23, 2009	Current	32.1	–
Guo Xiangdong	Deputy General Manager, Secretary of the Board	male	49	December 28, 2010	Current	31.7	–
Tang Xiangdong	Chief Accountant	male	46	December 19, 2008	Current	31.9	–
Total	–	–	–	–	–	268.6	326.45

Note:
(1) During the reporting period, none of the Directors, Supervisors or senior management of the company has held or dealt in the shares of the Company, or has held the Company's share option or has been granted any shares with selling restrictions.
(2) Those marked with asterisk (*) in the table represents that the person has resigned during the reporting period.
(3) Mr. Wu Yong confirmed, except as disclosed in the annual report for the year, he had no relationship with other Directors, supervisors, senior management, major shareholders or controlling shareholders of the Company.

Biographies of the past five years of the current Directors, Supervisors and senior management of the Company Wu Yong, male, born in June 1963, joined the Company in December 2014 and is the current Chairman of the Company. Mr. Wu is a graduate with a bachelor degree and a senior engineer with advanced remuneration. Started his career in July 1986, Mr. Wu served successively as chief of the track divisions of Suxian, Huaibei, Fuyang and Suzhouof Bengbu Sub-bureau of Shanghai Railway Bureau, the bureau chief assistant (from September 2003) and deputy bureau chief (from November 2004) of Benghu Sub-bureau of Shanghai Railway Bureau, commander chief (from March 2005) of Hefei-Wuhan Railway Engineering Construction Headquarters of Shanghai Railway Bureau, the bureau chief assistant (from April 2005), deputy bureau chief (from April 2006) and executive deputy bureau chief (from August 2008) of Wuhan Railway Bureau, and the bureau chief and deputy party secretary (from March 2009) of Chengdu Railway Bureau. Since August 2014, he has been the chairman and general manager of Guangzhou Railway (Corporation) Company (GRGC) and deputy secretary of the party committee. Currently, Mr. Wu is also the chairman of the Board of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Yuehai Railway Company Limited and Shichang Railway Company Limited. Shen Yi, male, born in April 1955, joined the Company in October 2008 and is an executive Director and general manager of the Company. Mr. Shen graduated from the Northern Jiaotong University (now, Beijing Jiaotong University) and holds a bachelor’s degree in railway transportation. Mr. Shen has more than 30 years of experience in railway transportation management and has served at different railway stations and sections, Railway Sub-bureaus and Railway Bureaus. He was general manager of Hong Kong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited and Huaihua Railway Company of GRGC successively. Before joining the Company in October 2008, he was the general manager of Shichang Railway Company Limited. Sun Jing, male, born in July 1965, joined the Company in May 2012 and is a non-executive Director of the Company. He is a graduate with a bachelor degree, an engineering master degree holder and also a senior engineer. Before June 2004, Mr. Sun has successively worked at the northern locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, locomotive department of Zhengzhou Railway Bureau and Yueshan locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau. From June 2004 to March 2007, he has served as division chief of locomotive department of Zhengzhou Railway Bureau. He was an assistant to the director of Zhengzhou Railway Bureau from April 2007. He has been served as deputy general manager of GRGC since May 2007. Mr. Sun is now a director of Guangzhou Electric Locomotive Co., Ltd.

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Yu Zhiming, male, born in April 1959, joined the Company in June 2008, now as a non-executive Director of the Company. Mr. Yu is a graduate with a bachelor degree, obtained a master degree of engineering and is a senior accountant. He has many years of experience in the financial field. Before April 2008, he has successively served as director of the Sub-division of Finance of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, the director of the finance department of Wuhan Railway Bureau, director of capital settlement center of Wuhan Railway Bureau, and the standing vice-director of capital settlement center of MOR. Since April 2008, he has been chief accountant of GRGC. Currently, Mr. Yu is also the chairman of the board of China Railway (HK) Holdings Ltd., chairman of the supervisory committee of Yuehai Railway Company Limited, Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., MaoZhan Railway Company Limited and Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd. Mr. Yu is the director of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd., Hainan Eastern Ring Railway Company Limited, Ganshao Railway Company Limited, China Railway Container Transportation Limited, China Railway Special Goods Transportation Limited, Huai Shao Heng Railway Co., Ltd. and Qian Zhang Chang Railway Company Limited and a supervisor of Guangzhou–Zhuhai Railway Company Limited. Huang Xin, male, born in March 1965, joined the Company in 1997 and is currently a non-executive Director of the company. Mr.Huang is a graduate with bachelor degree and an engineer. Mr. Huang has many years of experience in various positions in joint railway companies and has served in the Company for ten years between December 1997 and October 2007 successively at positions including the deputy manager of transportation management, head of the sales center’s integrated division, Stationmaster of Shenzhen station, secretary of the party committee of transportation department, and the chief of passenger transportation department, safety control department and HR department. From October 2007 to April 2012, he served as the director of Passenger Transportation Department of GRGC and take up an additional position of the GRGC’s deputy general engineer between April 2012 and September 2014. Since September 2014, he has been serving as the deputy director of CRC transportation and operation department. Luo Qing, male, born in September 1964, joined the Company in December 2008 and is an executive Director of the Company. Mr. Luo graduated from the Correspondence College of the Party School of CPC, majoring in economic management with a master’s degree and is a political engineer. Before April 2006, he had served as sportsman, coach and secretary-general of Guangdong Physical Culture and Sports Team, labor union of Guangzhou Railway Sub-bureau of Guangzhou Railway Bureau, labor union of YangCheng Railway Company of GRGC, Locomotive Sports Association of YangCheng Railway Company of GRGC and Locomotive Sports Association of GRGC. Between April 2006 and October 2008, he was the chief of the organization department of trade union of GRGC. From November 2008 to April 2010, he served as the chairman of the trade union of the Company. Since May 2010, he has been the deputy secretary of the party and working committee and secretary of the discipline inspection and working commission of the Company and also the chairman of the trade union of the Company.

Chen Song, male, born in January 1973, joined our Company in May 2014 and is currently an independent non-executive Director of our Company. Mr. Chen has a Doctorate degree majoring in finance and investment from Management School of Sun Yat-sen University, a certified public accountant of China, a certified internal auditor registered in the US. Mr. Chen was the teacher in higher mathematics and pharmaceutical machinery in Guangdong Food and Drug Vocational College, the tutor for MBA and EMBA in Management School of Sun Yat-sen University, managerial trainee in P&G (China) Investment Limited Company, financial analysis manager in Crest Oral Department, financial supervisor of business department, CFO, executive director of Heinz (China) Investment Co., Ltd., the chief financial officer of Ren Coty (China) and a director and general manager of its cosmetics division, financial supervisor of Greater China Region in Boer Cmc Markets Asia Pacific Pty Ltd. He currently serves as deputy general manager and CFO of Chongqing Brewery Co., Ltd. Jia Jianmin, male, born in August 1957, joined our Company in May 2014 and is an independent non- executive Director of our Company. Mr. Jia has master degree, doctorate degree in Business School of the University of Texas at Austin. He was a member of The National Natural Science Foundation of Department of Management Science Advisory Committee of experts, the member of China National MBA Education Supervisory Committee, the Scholar Director of MSI USA. He has rich experiences in consulting and training, he served for companies including Hutchison Whampoa, China Telecom, China Mobile, China Citic Bank, IBM, China Rail, CSR and CNR etc. Now He is a professor and chairman of the Department of Marketing of Faculty of Business Administration of The Chinese University of Hong Kong, Changjiang Scholar Professor of the Ministry of Education of PRC. Wang Yunting, male, born in July 1958, joined the Company in May 2014 and is an independent non- executive Director of our Company. Mr. Wang graduated from Medical School of Xi’an Jiaotong University with a bachelor’s degree and obtained an EMBA degree from Guanghua School of Management, Peking University. Mr. Wang was the vice general manager of China Commercial Foreign Trade Corporation, Ltd. (Shenzhen), vice general manager of Beijing Capital Huayin Group, now he is the director of Shaanxi Fortune Investment Limited. Liu Mengshu, male, born in July 1963, joined the company in May 2014, is currently the chairman of the Company’s supervisory committee. Mr. Liu holds a bachelor degree and is an engineer. He has successively served in huaihua sub-bureau of Guangzhou Railway Bureau and GRGC Changsha headquarters. He served in GRGC as the head of director of organization department of party committee of GRGC from November 2004 to April 2006, as head of GRGC party committee’s propaganda department from April 2006 to September 2008, as GRGC’s office director from September 2008 to December 2013. Since December 2013, he has been the deputy secretary of CPC and the secretary of Committee for Discipline Inspection of GRGC. Currently, Mr. Liu is also the chairman of the supervisory committee of Guangmeishan Railway Company Ltd. and Guangdong Sanmou Railway Company Ltd.

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Chen Shaohong, male, born in January 1967, joined the Company in June 2008 and is a supervisor of the Company. Mr. Chen holds a bachelor degree and is an economist. Mr. Chen has been engaged in the research and practice of enterprise management for a long time. Before April 2006, he has been vice section chief and section chief of mechanism reform section of corporate management office, vice-director of corporate management office and vice-director of corporate management and legal affairs department of GRGC. From April 2006 to May 2008, he served as director of corporate management and legal affairs department of GRGC. Since June 2008, Mr. Chen has been vice-chief economist and director of corporate and legal affairs department of GRGC. Mr. Chen is also the chairman of supervisory committee of Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd. and Hainan Railway Economic and Technological Development Corporation Company; director of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company Limited, Yuehai Railway Company Limited, Xia Shen Railway (Guangdong) Company Limited, Jingyue Railway Company Limited and Guangdong Shenmao Railway Company Limited, and the supervisor of Guangdong Sanmao Railway Company Limited, Huai Shao Heng Railway Co., Ltd., Hunan Inter-city Railway Company Limited, Guangzhou Electric Locomotive Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Hainan Eastern Ring Railway Company Limited, Ganshao Railway Company Limited, China Railway Express Co., Ltd. and Qian Zhang Chang Railway Company Limited. Shen Jiancong, male, born in September 1968, joined the Company in June 2011 and is a Supervisor of the Company. He is a graduate with a bachelor degree and an economist. Before March 2011, Mr. Shen has worked as secretary of Chinese Youth League of the Guangzhou mechanical refrigerator car depot of Guangzhou Sub-bureau of Guangzhou Railway Bureau, deputy director and director of division of personnel of GRGC, deputy director of division of human resources of GRGC, concurrently as deputy director of organization department of Party Committee of GRGC, and secretary of CPC committee and vice stationmaster of Shenzhen station of the Company. He has been director of division of human resources and director of organization department of party committee of GRGC since March 2011. Li Zhiming, male, born in May 1961, joined the Company in May 2005 and is a Supervisor of the Company. Mr. Li graduated from the Party School of CPC, with a bachelor’s degree majoring in economics and management and is an accountant. Before 1996, Mr. Li had served in various managerial positions in Hengyang Railway Sub-bureau of Guangzhou Railway Bureau and Changsha Railway Company of GRGC. From 1996 to March 2005, he was chief of finance sub-division of Changsha Railway Company of GRGC. Since April 2005, Mr. Li has been deputy chief and chief of the audit department of GRGC. Mr. Li is also the chairman of the supervisory committee of Guangdong Shenmao Railway Company Limited, Guangzhou Tiecheng Enterprise Company Limited and Xingguangji Trade Company Limited in Beijing; director of Hong Kong Qiwen Limited and Hainan Railway Economic and Technological Development Corporation; supervisor of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company Limited, Yuehai Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd., Huai Shao Heng Railway Co., Ltd., Xia Shen Railway (Guangdong) Company Limited, Ganshao Railway Company Limited, Guiyang- Guangzhou Railway Co., Ltd., Hunan-Guangzhou Railway Co., Ltd., Jingyue Railway Company Limited and Guangzhou-Zhuhai Railway Company Limited.

Chen Jianping, male, born in November 1966, joined the Company in 1997 and is a Supervisor representing employees of the Company. Mr. Chen used to work at the First High School of Guangzhou Railway. Locomotive Sports Association of GRGC and at GRGC and the Company. Mr. Chen served as the office secretary of the trade union of GRGC, director of the logistic department of the Company, deputy secretary of the party committee and concurrently the secretary of committee for disciplinary inspection of the passenger transportation business unit of the Company, deputy office manager of the Company, chairman of the trade union of the mechanized line center of GRGC. From 2007 to October 2012, he has served as the section chief of Guangzhou Passenger Transportation Division, and from November 2012 to October 2013, he has been the general manager of diversified operation and development center, deputy secretary of the party committee and director of various operation and management offices of GRGC. From November 2013 to September 2014, he has been the stationmaster of Shenzhen North station and deputy secretary of the Party Committee of the Company. Since October 2014, he has been chief of the passenger transport department of GRGC. Song Min, female, born in November 1970, joined the company in November 2012 and is Supervisor representing employees of the Company. Ms. Song graduated from Lanzhou University, holds a bachelor degree in accounting major, and is an accountant. Ms. Song joined the Railway industry in 1991 and has served in many railway companies. She has successively served as the deputy manager of the operating finance office, department of finance of Qinghai-Tibet Railway Company, deputy director and finance director of Qinghai-Tibet Railway Public Security Bureau, vice office supervisor of Qinghai-Tibet Railway Company Annuity Council, the vice consultant of Financial management of the State Taxation Bureau of Qinghai Province, the senior manager of Petrol China Guangdong Sales Company Shenzhen Branch, etc. Since November 2012, she has been the chief of Department of Audit of our Company. Mu Anyun, male, born in June 1960, joined the Company in February 2009 and is a deputy general manager of the Company. Mr. Mu holds a bachelor degree, an MBA degree of Macau University of Science and technology and is an economist. Mr. Mu joined the railway departments in 1981 and had served in various managerial positions in Guangzhou Railway Bureau and GRGC. From May 2000 to January 2009, he was director and deputy general manager of Guangmeishan Railway Company Limited. Since February 2009, he has been deputy general manager of the Company. Currently, Mr. Mu is also a director of Guangzhou Tiecheng Enterprise Company Limited and Shenzhen Guangshen Railway Civil Engineering Company. Guo Xiangdong, male, born in November 1965, joined Guangshen Railway Company (predecessor of the Company) in 1991 and is the deputy general manager and secretary of the Board. Mr. Guo graduated from Central China Normal University and is a graduate with a bachelor degree and holds an MBA degree, and is an economist. Before January 2004, he has been deputy section chief, deputy head and head of secretariat of the Board. From January 2004 to November 2010, he has been appointed as the secretary of the Board and since December 2010, Mr. Guo has been appointed as the deputy general manager and secretary of the Board.

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Tang Xiangdong, male, born in September 1968, joined Guangshen Railway Company (predecessor of the Company) in June 1990 and is Chief Accountant of the Company. Mr. Tang graduated from Jinan University majoring in business administration and is a graduate with a bachelor degree and holds an MBA degree, and is a senior accountant. Before March 2006, he has served in various professional management positions in the Labor and Capital Department, Diversified Business Department and Revenue Settlement Center of the Company. From March 2006 to November 2008, he was director of Finance Department of the Company. Since December 2008, Mr. Tang has been the Chief Accountant of the Company. Mr. Tang is also a director of Guangzhou Tiecheng Enterprise Company Limited and Shenzhen Guangshen Railway Civil Engineering Company.

II. ENGAGEMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (CURRENT AND RESIGNED DURING THE REPORTING PERIOD)

1. Engagements in shareholders

Name	Name of Shareholder	Position at Shareholder	Beginning of Engagement	End of Engagement
Wu Yong	GRGC	Chairman, General Manager, Deputy Secretary of Party Committee	August 2014	Current
Li Wenxin	GRGC	Chairman, General Manager, Deputy Secretary of Party Committee	December 2011	August 2014
Sun Jing	GRGC	Deputy General Manager	May 2007	Current
Yu Zhiming	GRGC	Chief Accountant	April 2008	Current
Huang Xin	GRGC	Deputy General Engineer and Head of the Passenger Transportation Department	April 2012	September 2014
Liu Mengshu	GRGC	Deputy Secretary of Party Committee, Secretary of Committee for Discipline Inspection	December 2013	Current
Xu Ling	GRGC	Secretary of Party Committee, Deputy Chairman of the Board	October 2013	Current
Chen Shaohong	GRGC	Deputy Chief Economist, Chief of the Corporate Management Department, Chief of Legal Affairs Department	June 2008	Current
Shen Jiancong	GRGC	Chief of the HR department, Director of Organization Department of Party Committee of GRGC	March 2011	Current
Li Zhiming	GRGC	Chief of the Audit Department	April 2006	Current
Chen Jianping	GRGC	Chief of the Passenger Transport Department	October 2014	Current

2. Engagements in other companies Please refer to ‘Biographies of the last five years of the current Directors, Supervisors and senior management of the Company’. III. REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT Decision-making Procedure Basis for determination Remuneration payable Actual total amount of remuneration received Remuneration or allowance standards of the Directors and Supervisors of the Company should be submitted for approval at the general shareholder meeting of the Company after consideration and discussion by the Board. Determined with reference to the level of remuneration in Shenzhen, where the Company is located, the job nature of individual staff, as well as the annual objective of the Company, the completion status of work targets and the operating results of the Company. During the reporting period, none of the Directors Mr. Wu Yong, Mr. Li Wenxin, Mr. Sun Jing, Mr. Yu Zhiming, Mr. Huang Xin and Mr. Li Liang, and the Supervisors Mr. Liu Mengshu, Mr. Xu Ling, Mr. Chen Shaohong, Mr. Shen Jiancong and Mr. Li Zhiming has received remuneration from the Company. As far as the Company is aware, as at the date of disclosure of this report, the Company had no arrangements of Directors, Supervisors and senior management having waived or agreed to waive any plans of remuneration. For details of the remuneration payable to the Directors, Supervisors and senior management and details of remuneration by level of remuneration, please see the section I. Changes in shareholdings and remunerations of Directors, Supervisors and senior management (current and resigned during the reporting period)’ above and the relevant contents of Note 29 to the financial statements of the Company prepared in accordance with the International Financial Reporting Standards. During the reporting period, the Directors, Supervisors and senior management received a total remuneration in the amount of RMB5.9505 million.

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IV. CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT Name Position Changes Reasons of Change Wu Yong Chairman, Member of Remuneration Committee Appointment Newly Elected Li Wenxin Chairman, Chairman and Member of Remuneration Committee Resignation Job Changes Huang Xin Non-executive Director Appointment Newly Elected Li Liang Non-executive Director Resignation Term Expired Chen Song Independent non-executive Director, Chairman and member of Audit Committee, Chairman and member of Remuneration Committee Jia Jianmin Independent non-executive Director, Member of Audit Committee, Member of Remuneration Committee Wang Yunting Independent non-executive Director, Member of Audit Committee, Member of Remuneration Committee Lo Mun Lam Independent non-executive Director, Chairman and member of Audit Committee, Chairman and member of Remuneration Committee Liu Xueheng Independent non-executive Director, Member of Audit Committee, Member of Remuneration Committee Liu Feiming Independent non-executive Director, Member of Audit Committee, Member of Remuneration Committee Appointment Newly Elected Appointment Newly Elected Appointment Newly Elected Resignation Term Expired Resignation Term Expired Resignation Term Expired Liu Mengshu Chairman of the Supervisory Committee Appointment Newly Elected Xu Ling Chairman of the Supervisory Committee Resignation Term Expired Song Min Supervisor representing employees Appointment Newly Elected Xu Huiliang Supervisor representing employees Resignation Term Expired

V. OTHER INFORMATION ON DIRECTORS AND SUPERVISORS AND SENIOR MANAGEMENT 1. Equity interests of Directors, Supervisors or Chief Executives As at the end of the reporting period, there was no record of interests or short positions (including the interests and short positions which were taken or deemed to have under the provisions of the SFO) of the Directors, Supervisors or Chief Executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) in the register required to be kept under section 352 of the SFO. The Company had not received notification of such interests or short positions from any Director, Supervisor or Chief Executives of the Company as required to be made to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the ‘Model Code’) in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘listing rules of SEHK’). None of the Company’s Directors, Supervisors or Chief Executives or their respective spouses or children under the age of 18 was granted by the Company any right to subscribe for any shares or debentures of the Company. Other companies in which Directors and Supervisors of the Company were directors or employees did not have interests in shares and underlying shares of the Company required to be disclosed to the Company under Sections 2 and 3 of Part XV of the SFO. 2. Service contracts of Directors and Supervisors Each of the Directors of the Company has entered into a service contract with the Company, and the Company and its subsidiaries had no director’s service contract that was entered into before January 31, 2004 and was waived from complying the requirements of shareholders’ approval under Rule 13.68 of the Listing Rules. None of the Directors or Supervisors has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation) 3. Interests of Directors and Supervisors in contracts None of the Directors or Supervisors of the Company had any direct or indirect interests in any contract or arrangement of significance subsisting during the year to which the Company or any of its subsidiaries was a party.

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VI. INFORMATION OF EMPLOYEES OF PARENT COMPANY AND MAJOR SUBSIDIARIES 1. Information of employees (Unit: Person) Number of Current Employees 37,301 Number of disengaged and retired employees for whom the parent company and major subsidiaries shall be liable to expenses Category of Profession 139 Category Number of Person Passenger transportation personnel 7,085 Freight transportation personnel 1,993 Transit operation personnel 6,760 Engineering personnel 4,642 Driving personnel 2,950 Public works personnel 3,911 Electricity personnel 1,473 Electricity and water supplies personnel 2,082 Building construction personnel 1,037 Various operations and other employees of subsidiaries 222 Technical and administrative personnel 4,413 Other employees 733 Total 37,301 Level of Education Category Number of Person Postgraduate or above 107 University graduate 2,884 College for professional training and others 34,310 Total 37,301 2. Remuneration policy The Company implements salary budget management, under which an annual salary budget is formulated at the beginning of each year jointly by the budget department and labor department of the Company. Budget is first discussed and approved at the meeting of the general manager’s office, and then is organized for implementation by the labor department of the Company after being considered and approved by the Board of the Company.

Salary of the Company’s staff is mainly comprised of basic salary, performance-based salary and benefit plans. Basic salary includes post salaries, skill salaries and various allowances and subsidies accounted for under salaries payable as required. Performance-based salary refers to salaries calculated on the basis of economic benefits and social benefits, or piece rates calculated on the basis of workload, or performance based salary calculated on the basis of the performance of the staff at the position. Benefit plans include various social insurance and housing funds paid as required by the relevant policies. Please refer to Note 29 to the financial statements for the total wages and benefits paid by the Company to its employees in the reporting period. In the process of staff salary allocation, the Company always adheres to the principles of allocation based on labor, efficiency-orientation and fairness. It follows that allocation of staff salary is determined on the premises of macro-control, on the basis of post labor assessment, and on the foundation of staff performance assessment, which fully bring out the importance of allocation arrangement in the incentive system of the Company and motivate the staff’s initiative. 3. Training Plan During the reporting period, a total of 412,096 persons participated in trainings. Training of the Company mainly includes training on post standardization, adaptability and continuing education. The annual training plan of the Company for the year was completed 100%. 4. Employee insurance and benefits plan Pursuant to applicable national policies and industrial regulations, the Company provides the employees with a series of insurance and benefits plan that mainly include: housing fund, retirement pension (basic medical insurance, supplemental retirement pension), medical insurance (basic medical insurance, supplemental medical insurance, birth medical insurance), work-related injury insurance and unemployment insurance. 5. Retirement plan As at the end of the reporting period, the Company has not implemented any retirement plan. 6. Charts of Professions and Level of Education of Employees 8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 No. of Employees by Professions No. of persons Passenger transportation personnel Freight transportation personnel Transit operation personnel Engineering personnel Driving personnel Public Works personnel Electricity personnel Electricity and water supplies personnel Building construction personnel Various operations and other employees of subsidiaries Technical and administrative personnel Other employees 35,000 30,000 25,000 20,000 15,000 10,000 5,000 0 No. of Employees by Educational Background No. of persons Postgraduate or above University graduate College for professional training and others

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Chapter 8 Corporate Governance I. INFORMATION OF CORPORATE GOVERNANCE AND MANAGEMENT OF REGISTRY OF INSIDERS 1. Overview of Corporate Governance Since the listing of the Company on the SEHK and the NYSE in 1996 and on the SSE in 2006, the Company has been continuously improving its corporate governance structure, perfecting the internal control and management systems, enhancing information disclosures and regulating its operation in accordance with the relevant domestic and overseas listing rules and regulatory requirements, after taking into account the actual status of affairs of the Company. General meeting, the Board and the Supervisory Committee of the Company have clearly defined powers and duties, each assuming and performing its specific responsibilities and making its own decisions in an independent, efficient and transparent manner. Currently, there is no material difference between the status quo of the Company’s corporate governance structure and the regulatory documents of the regulatory authorities of the place of listing of the Company’s stocks related to corporate governance of listed company. During the reporting period, according to the regulatory requirements in relation to the internal control of listed companies from domestic and overseas securities regulatory bodies, the Company has completed the self-assessment on internal control and relevant auditing for the year 2013, and made amendment to the Audit Committee Terms of Reference. During the reporting period, in view of the highly centralized systematic transportation management on the nationwide railway network, it is necessary for the Company’s largest shareholder, GRGC, to obtain the Company’s financial information, the Company’s monthly financial data summaries during the reporting period provided by the Company to the GRGC, in order to exercise its administrative function as an industry’s leader granted by the law and administrative regulations. In view of this, the Company duly followed the regulations set out on the System for the Management of inside Information and Insiders, enhanced the management on unrevealed information, remind shareholders of their obligation in confidentiality and prevention of insiders’ trade in due course. Improvement of corporate governance is a long-term systematic project, which needs continuous improvement and enhancement. The Company will, as it has always had, continue to promptly update and improve its internal systems according to the relevant regulations, timely discover and solve problems, strengthen its management basis and enhance its awareness of standardized operation and level of governance to promote the regulated, healthy and sustainable development of the Company. 2. Establishment and implementation of the management system for the registry of insiders The Company has established the Management System for Inside Information and Insiders, and strictly implements the related requirements on management of inside information users of the Company to prevent the leakage of information and ensure the fairness of information disclosure. During the reporting period, after self-examination conducted by the Company, there were no situations of insiders using inside information to trade the Company’s shares before the publication of material sensitive information that would affect the share price, and therefore the Company had not been the subject to any regulatory measures or administrative punishments by the regulatory authorities.

II. SUMMARY OF GENERAL MEETINGS 1. General meetings held during the reporting period Session of meeting Date Name of Resolution Result of resolution Media in which resolutions were Disclosed Date of disclosure Annual General May 29, 2014 The work report of the Board of Directors for Passed Website of SSE May 30, 2014 Meeting of 2013, The work report of the Supervisory unanimously (www.sse.com.cn) 2013 Committee for 2013, The audited financial upon and HKExnews website statements for 2013, The profits distribution consideration of SEHK proposal for 2013, the financial budget (www.hkexnews.hk) proposal for 2014, the resolution in relation to the re-appointment of domestic and International auditor for 2014, the resolution in relation to the election of the seventh session of the Board and the seventh session Supervisors representing Shareholders, the Board remuneration proposal of the seventh session of the Board and the Allowance Proposal of the seventh session of the Supervisory Committee Extraordinary December 16, The resolution in relation to the termination of Passed Website of SSE December 17, General 2014 Mr. Li Minxin’s director’s duty and the election unanimously (www.sse.com.cn) 2014 Meeting of of Wu Yong as the director upon and HKExnews website 2014 consideration of SEHK (www.hkexnews.hk) 2. Important event for the attention of Shareholders in the coming year The Company plans to convene the annual general meeting of 2014 on 28 May 2015, during which voting will be conducted and resolutions will be made on issues including profit distribution plan. With respect to the specific arrangements of the annual general meeting for the year 2014, investors please note in a timely manner and carefully read the “Notice of 2014 Annual General Meeting” which will be published on the website of the SSE (http://www.sse.com.cn), the HKExnews website of the SEHK (http://www.hkexnews.hk), and the Company’s website (http://www.gsrc.com) on 10 April 2015.

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GUANGSHEN RAILWAY 2014 ANNUAL REPORT

III. PERFORMANCE OF DUTIES BY DIRECTORS

1. Attendance at Board meetings and general meetings by Directors

	Board Meetings								General Meetings		
Name	Independent Director or not	Number of meetings to be attended	No. of meetings attended in person	Attendance rate	No. of meetings Attended by way of telecommunication	Number of meetings attended by Proxy	Number of Absence	Two consecutive Board meetings not attended or not	Number of attendance in person	Attendance rate	Attendance at annual general meeting or not
Wu Yong	No	1	1	100%	0	0	0	No	0	N/A	No
Li Wenxin*	No	5	4	80%	3	1	0	No	1	50%	Yes
Shen Yi	No	6	6	100%	3	0	0	No	2	100%	Yes
Sun Jing	No	6	4	66.67%	3	2	0	No	1	50%	Yes
Yu Zhiming	No	6	4	66.67%	3	2	0	No	1	50%	Yes
Huang Xin	No	4	3	75%	2	1	0	No	0	N/A	No
Li Liang*	No	2	1	50%	1	1	0	No	0	N/A	No
Luo Qing	No	6	6	100%	3	0	0	No	2	100%	Yes
Chen Song	Yes	4	4	100%	2	0	0	No	0	N/A	No
Jia Jianmin	Yes	4	3	75%	2	1	0	No	1	100%	No
Wang Yunting	Yes	4	4	100%	2	0	0	No	0	N/A	No
Lo Mun Lam*	Yes	2	2	100%	1	0	0	No	1	100%	Yes
Liu Xueheng*	Yes	2	1	50%	1	1	0	No	0	N/A	No
Liu Feiming*	Yes	2	2	100%	1	0	0	No	1	100%	Yes

There was no incident of non-attendance in person at two consecutive Board meetings.

Number of Board meetings held during the year	6
Including: Number of on-site meetings	3
Number of meetings held by way of telecommunication	3
Number of meetings held in a mixed model	0

Note: Asterisk(*) indicates that the person has resigned during the reporting period.

2. Performance of duties by independent Directors (1) Attendance at Meetings During the reporting period, the Company has held 2 general meetings, 6 board meetings and 6 audit committee meetings. The Company has not held remuneration committee meeting. All independent Directors attended all the meetings either in person or by proxy. Please read the relevant part of ‘Attendance at Board meetings and general meetings by Directors’ and ‘Audit committee’ of this chapter for details. (2) Objection to related matters of the Company During the reporting period, no objection to the proposals raised at the meetings of the Board or other matters which were not the proposals of the Board meetings of the Company was lodged by the independent Directors. (3) Recommendations for the Company and approval During the reporting period, the Company’s all independent Directors faithfully performed their responsibilities and obligations stipulated by laws, regulations, the Articles and Working Rules of Independent Directors with an attitude of responsibility towards all the shareholders. They showed solicitude for the Company’s operation and compliance with laws, proactively attended Board meetings and other related meetings, carefully reviewed proposals of the meetings, made valuable suggestions and opinions on important project investments, operation and management of the Company with their professional knowledge. They also raised independent opinions, according to relevant rules and facts to their knowledge, on material affairs of the Company, such as connected transactions and the engagement of Director. During the preparation and disclosure process of the annual report, independent Directors of the Company fulfilled their duties required by the security regulatory authorities and the Annual Report Working Rules of the Audit Committee and Independent Directors. They communicated with the Company, finance and auditing firms adequately and carefully and raised useful suggestions. The independent Directors exerted their independent functions adequately and ensured the legitimate rights and interests of the shareholders, especially minority shareholders, of the Company. Firstly, they recommended the Company to cooperate with the external auditor in relation to the auditing of the 2013 annual report in accordance with the agreed audit arrangements. The Company timely provided the accounting information and other relevant information required for the audit to ensure the audit quality of the 2013 annual report. Secondly, they recommended the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as the domestic auditor and PricewaterhouseCoopers as the international auditor of the Company for 2014. The above resolutions for the re-appointment of domestic and international auditors were passed upon consideration at the nineteenth meeting of the sixth session of the Board and the 2013 annual general meeting of the Company.

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(4) On-site working and inspection During the reporting period, the independent directors of the Company attended on-site meetings and participated in on-site inspections to understand the daily operation of the Company. They also communicated with other directors, senior management and related staff of the Company through phone and emails as detailed below: Time Matter Venue Participant March 26 to 27, 2014 Visited the Shenzhen Railway Station, attended the third meeting of audit committee of 2014 and the nineteenth meeting of the sixth session of the Board May 29, 2014 Attended the annual general meeting of 2013 May 29, 2014 Attended the first meeting of the seventh session of the Board December 16, 2014 Attended the extraordinary general meeting of 2014 December 18, 2014 Attended the fourth meeting of the seventh session of the Board Shenzhen Railway Station, and headquarters of the Company Headquarters of the Company Headquarters of the Company Headquarters of the Company Headquarters of the Company Lo Mun Lam, Liu Feiming Lo Mun Lam, Liu Feiming Chen Song, Jia Jianmin, Wang Yunting Jia Jianmin Chen Song, Wang Yunting

(5) Expression of independent opinions During the reporting period, the independent directors of the Company expressed independent opinions as follows: Time Meeting Matter Type of Opinion March 27, 2014 The nineteenth meeting of the sixth session of the Board Explanation and independent opinion on the external guarantees of the Company During the reporting period, the Company had no external guarantees. May 29, 2014 The annual general meeting of 2013 Independent opinion on the 9 candidates of the seventh session of the Board The nine candidates possess relevant professional knowledge and ability to fulfill the requirements in performing the relevant duties; they are qualified in accordance with the requirements of the laws and regulations and the Articles of Association of the Company, and are not prohibited by laws and regulations to be in office, or prohibited to enter the market with the prohibition still in force; it is agreed that the candidates are recommended to the general meeting. May 29, 2014 The first meeting of the seventh session of the Board Independent opinion on the connected transaction in relation to the acquisition of part of the assets and liabilities of Guangzhou Railway Economic Technology Development Corporation The acquisition is entered into on normal commercial terms, fair and reasonable to independent shareholders and in the interest of the Company and shareholders as whole.

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075

Time Meeting Matter Type of Opinion October 29, 2014 The third meeting of the seventh session of the Board Independent opinion on the nomination of Mr. Wu Yong as the candidate of the Company’s non- independent director of the seventh session of the Board The candidate possesses relevant professional knowledge and ability to fulfill the requirements in performing relevant duties; he is qualified in accordance with the requirements of the laws and regulations and the Articles of Association of the Company, and is not prohibited by laws and regulations to be in office, or prohibited to enter the market with the prohibition still in force; it is agreed that the candidate is recommended to the general meeting. IV. SPECIAL COMMITTEES UNDER THE BOARD HAD NOT MADE IMPORTANT OPINIONS AND SUGGESTIONS IN THE PERFORMANCE OF THEIR DUTIES DURING THE REPORTING PERIOD. V. THE SUPERVISORY COMMITTEE OF THE COMPANY HAD NO OBJECTION TO THE MATTERS OF SUPERVISION DURING THE REPORTING PERIOD.

VI. EXPLANATION OF THE COMPANY’S INDEPENDENCE FROM THE LARGEST SHAREHOLDER, AUTONOMY IN OPERATION AND SOLUTION FOR PEER COMPETITION During the reporting period, the Company maintained autonomy in operation and finance, and maintained independence from the largest shareholder, GRGC, in such respects as business, staff, assets, organization and finance. During the reporting period, there was no peer competition due to factors including partial restructuring, characteristics of the industry, national policies or mergers and acquisitions for the Company. The Company’s largest shareholder, GRGC, also committed to avoid peer competition and minimize connected transactions. Details of the related commitments and their implementation are set out in the chapter ‘Matters of Importance’ of this annual report. VII. ESTABLISHMENT AND IMPLEMENTATION OF THE COMPANY’S APPRAISAL AND INCENTIVE MECHANISM FOR SENIOR MANAGEMENT To strengthen the incentive and restriction of senior management, motivate the senior management to enhance their management capability and level, and to review and evaluate the work and performance of the individual senior management, the Company implements the objective responsibility assessment mechanism on senior management, under which the Board and the senior management of the Company and its subsidiaries enter into target assessment responsibility letters at the beginning of every year in relation to indicators including passenger and freight transportation volume, revenues from transportation, safety, costs, profit and management, etc. After the assessment period, the Company realizes its incentive commitments on an individual basis based on the completion of targets and tasks by individual senior management and their assessment results.

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077

VIII. CORPORATE GOVERNANCE REPORT 1. Compliance with the Corporate Governance Code During the reporting period, apart from the provision of the Corporate Governance Code on the establishment of a nomination committee, as far as the Company and its Directors are aware, the Company has complied with the relevant code provisions set out in the Corporate Governance Code in Appendix 14 to the Listing Rules of the SEHK. As at the end of the reporting period, the Board of the Company decided not to set up a nomination committee after prudent consideration of the policy environment and background of the industry to which the Company belongs as well as the corporate governance structure over a long time. According to the requirements of the Articles and the Procedures for Shareholders to Propose a Person for Election as Director, upon expiration of the term of a Director or there is a vacancy for Director, shareholders individually or collectively holding three percent or above of the issued shares of the Company may nominate a candidate for non-independent Director by way of written proposal to the Company; shareholders individually or collectively holding one percent or above of the issued shares of the Company may nominate a candidate for an independent Director by way of written proposal to the Company. Directors of the Company shall be elected at general meetings for a term of office of three years. Upon expiration of his term, Director shall be entitled to be re-elected. 2. Securities transactions by Directors, Supervisors and senior management and Interests on competitive business The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules of the SEHK and the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Listed Companies and the Changes Thereof (Zheng Jian Gong Si Zi [2007] No. 56) of CSRC as its own code of conduct regarding securities transactions of the Directors. The Company formulated the Administrative Rules on Shares Held by the Directors, Supervisors and Senior Management Officers of Guangshen Railway Company Limited and the Changes Thereof, which was approved at the twenty second meeting of the fourth session of the Board. After making specific enquiries with all the Directors, Supervisors and senior management, the Company confirms that during the reporting period, all the Directors, Supervisors and senior management have complied with the required standard set out in the above-mentioned code, rules and regulations and system requirements. After making specific enquiries with all the executive Directors, non-executive Directors and Supervisors, the Company confirms that during the reporting period, none of the Directors, non-executive Directors and Supervisors has held any interests in businesses that compete or may compete with the businesses of the Company directly or indirectly.

3. Board The Board leads the Company in a responsible attitude and effective manner. The Board is responsible for devising and reviewing the Company’s development strategies and planning, reviewing and approving the annual budget and business plans, recommending the dividend proposal, ensuring the implementation of effective internal control system and supervising the performance of the management in accordance with the Articles, the rules of procedure of the general meetings and the rules of procedure of the Board meetings. The management of the Company is led by the general manager, who is responsible for the daily operation of the Company. The general manager supervises the daily business operations, development planning and implementation under the assistance of the deputy general manager, and is liable for all businesses of the Company to the Board. The Board comprises nine members, including three independent non-executive Directors. Members of the Board are diversified as reflecting their having different cultural and education background and extensive experience in various industries, possessing the appropriate qualifications related to the businesses of the Company, ranging from 40 to 60 in age, and therefore are able to provide recommendations to the management from multiple angles with diversified modes of thinking. The names, biographical details and occupations of the Directors are set out in the relevant part of the chapter ‘Directors, Supervisors, Senior Management and Employees’ of this annual report. The Company provides information on business development of the Company to all Directors, including statements of various forms, documents and minutes of meetings. The independent Directors timely obtain in-depth knowledge of operating situation of the Company through hearing reports of the management of the Company regarding production and operation and on-the-spot investigation. The Company undertakes to provide independent non-executive Directors with working conditions necessary for the performance of duties. The secretary to the Board actively assists independent Directors in performing their duties and other relevant persons of the Company cooperate with the independent Directors in their work performance of their duties. The fees required for the engagement of intermediaries and discharge of other duties by the independent directors shall be borne by the Company so that independent directors can effectively perform their duties. During the reporting period, the Board held 6 meetings, which were the nineteenth meeting of the sixth session of the Board to the fourth meeting of the seventh session of the Board. For details of the attendance of the Directors at the Board meetings, please read the relevant parts of ‘Performance of Duties by Directors’ of this chapter. There is no financial, business, family or other material or connected relationship between members of the Board and between the Chairman of the Board and the general manager. The Board has established the audit committee and the remuneration committee to supervise relevant affairs of the Company. Each committee has specific responsibilities, reports to and gives advice to the Board on a regular basis.

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4. Chairman of the Board and general manager Mr. Wu Yong and Mr. Shen Yi are the Chairman of the Board and the General Manager of the Company, respectively. The Chairman of the Board is responsible for the leadership and effective running of the Board and ensuring that all key and appropriate issues are discussed by the Board in a timely manner. The Company does not have a chief executive officer and the relevant duties of a chief executive officer (including the implementation of annual business plan and investment proposal of the Company and decision-making on production, operation and management, etc.) are performed by the general manager of the Company. 5. Tenure of non-executive Directors and independence confirmation of independent non-executive Directors For the tenure of the existing non-executive Directors of the Company, please refer to the relevant part of the section ‘Directors, Supervisors, Senior Management and Employees’ of this annual report. The Company has received annual confirmation letters for this year from all independent non-executive Directors, in respect of their independence pursuant to Rule 3.13 of the Listing Rules of the SEHK. The Company concurs with their independence. 6. Remuneration committee and remuneration of Directors Members of the remuneration committee are appointed by the Board. It consists of three independent non-executive Directors and two executive Directors, namely, Mr. Chen Song (chairman of remuneration committee), Mr. Jia Jianmin, Mr. Wang Yunting, Mr. Wu Yong and Mr. Shen Yi. According to the requirements of the Working Rules of the Remuneration Committee of the Company, the principal duties of the remuneration committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company, as well as approving the terms and conditions of the executive directors’ service contracts. The remuneration policy of the Company seeks to provide, in accordance with the Company’s business development strategy, reasonable remuneration to attract and retain high caliber executives. The remuneration committee shall obtain the benchmark information from internal and external sources in relation to market remuneration standard, packages offered in the industry and consider the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments and recommending the Directors’ and the Supervisors’ emoluments to the Board. The remuneration committee is provided with adequate resources from the Company to perform its duties.

During the reporting period, the remuneration committee of the Company did not convene any meeting. At the annual general meeting of 2013 held by the Company on May 29, 2014, it was considered and approved that the remuneration of each of domestic independent non-executive Directors was RMB100,000 per year and the remuneration of each of overseas independent non-executive Directors was HK$150,000 per year. For details of remuneration of Directors during 2014, please refer to the relevant parts of the section ‘Directors, Supervisors, Senior Management and Employees’ of this annual report. 7. Audit committee Members of the audit committee are appointed by the Board. It consists of three independent non-executive Directors, namely, Mr. Chen Song (chairman of audit committee), Mr. Jia Jianmin and Mr. Wang Yunting. They possess appropriate academic and professional qualifications or related financial management expertise. The secretary to the Board of the Company, Mr. Guo Xiangdong is the secretary of the audit committee. According to the requirements of the Working Rules of the Audit Committee of the Company, the principal duties of the audit committee include but are not limited to reviewing the financial performance of the Company and its subsidiaries, confirming the nature and scope of audit as well as supervising the establishment of the internal control and compliance with the relevant laws and regulations. It shall also discuss matters raised by the internal auditors, external auditors and regulatory authorities to ensure that appropriate recommendations are implemented. The audit committee has been provided with adequate resources to perform its duties. The Board has no disagreement in relation to the audit committee’s advice on the selection, appointment, resignation or removal of auditors. During the reporting period, the audit committee held 6 meetings to examine, review and supervise the Company’s internal control performance related to financial reporting, review the Company’s financial statements and auditing results of the auditors, and recommend the appointment of external auditors to the Board.

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GUANGSHEN RAILWAY 2014 ANNUAL REPORT

Attendance of each member of the audit committee is set out as below:

Name of Member	Number of Meetings to be attended	Number of meetings attended	Attendance Rate
Chen Song	2	2	100%
Jia Jianmin	2	2	100%
Wang Yunting	2	2	100%
Lo Mun Lam*	4	4	100%
Liu Xueheng*	4	3	75%
Liu Feiming*	4	4	100%

Note: Asterisk(*) indicates that the person has resigned during the reporting period.

The Audit Committee discussed with external auditors on the audit plan of the annual report and urged the external auditors to submit the auditing report timely. The Audit Committee reviewed the Company's financial and accounting statements before external auditors commenced their work and made suggestions in written form. When the external auditor's made initial opinion, the Audit Committee reviewed the statements and made written suggestions again. The Company's 2014 quarterly financial statements, 2014 interim financial statements, and 2014 annual financial statements and results announcements have been reviewed by the Audit Committee.

8. Auditors remuneration and related professional fee

The Company has appointed PricewaterhouseCoopers Zhong Tian LLP as its domestic auditor and PricewaterhouseCoopers as its international auditor for 2014. As at the end of the reporting period, the Company's China auditor has served for a consecutive term of 7 years and its international auditor has served for a consecutive term of 12 years. The rotation of persons in charge of auditing affairs and endorsing CPA is in compliance with the Requirements on the Regular Rotation of the Endorsing Accountants for Securities and Futures Auditing Services of the CSRC and the Ministry of Finance of the PRC.

During the reporting period, the Company paid a remuneration of RMB2.15 million (including RMB300,000 as audit fee for internal control) and RMB5.93 million to PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers for their annual auditing services of 2014 respectively. In addition, the Company paid a fee of RMB330,000 to PricewaterhouseCoopers Consultants (ShenZhen) Limited for its non-audit service.

9. Training of Directors and company secretary The Company places high importance on the continuing training of the Directors, Supervisors and senior management. Each Director receives materials on training of directors upon joining the Board, which contains guide on conduct and other important matters related to governance. Apart from this, we encourage all Directors to participate in related training courses and document the training record of the Directors. During the reporting period, the independent non-executive directors, Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting has participated in qualification trainings for independent directors held by The Shanghai Stock Exchange. The Company’s supervisor representing the employees, Ms. Song Min, has participated in Training course for Directors and supervisors for listed companies in Shenzhen for the year 2014, which was jointly organized by Shenzhen Securities Regulatory Bureau and the Shenzhen Listed Companies Association. Mr. Guo Xiangdong, deputy general manager and secretary of the Board, has participated in a series of professional trainings jointly organized by the SSE, SEHK and HK Institute of Chartered Secretaries, and has participated in no less than 15 hours of relevant professional training. 10. Corporate governance functions The Board is responsible for the fulfillment of the following corporate governance responsibilities: 1. developing and reviewing the Company’s corporate governance policies and practices; 2. reviewing and monitoring the training and continuing professional developments for the Company’s directors and senior management; 3. reviewing and monitoring the Company’s policies and regulations with respect to its compliance with the laws and regulatory requirements, which include the Listing Rules, applicable laws, other regulatory requirements, and any policies and practices pertaining to the requirements, guidelines and regulations of applicable organizational governance standards; 4. developing, reviewing and monitoring the code of conduct and compliance manual (if any) for the Company’s employees and directors; 5. reviewing the Company’s compliance with the corporate governance code as adopted by the Company from time to time, and the disclosure in the corporate governance report in the Company’s annual report.

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11. Shareholders’ rights In accordance with the requirements of the Articles, two or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the proposed general meeting shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary to require an extraordinary general meeting or a class meeting to be called by the Board for the business specified in such request. The Board shall as soon as possible proceed to convene the extraordinary general meeting or a class meeting after receiving such request; shareholder or shareholders individually or collectively holding 3% or more of the shares carrying the right to vote at the proposed general meeting shall have the right, by delivery of one or more written requests signed in counterparts through mail or electronic mail to the Board or the company secretary to require the proposal set forth in the written request to be considered at the proposed general meeting. Shareholders shall attend the general meetings to raise questions or opinions in relation to the results, operation, strategies and/or management of the Company. The chairman or deputy chairman of the Board, appropriate management and administrative personnel and the external auditors shall attend the general meetings to answer questions from the shareholders. Each general meeting shall make reasonable arrangements for a questioning session for the shareholders. Shareholders may raise enquiries to the Board based on the contact information provided by the Company and make proposals at the general meetings. For contact information, please read ‘Chapter 2 – Company Profile’ of the annual report for the year. 12. Investor relationship The secretary to the Board of the Company is in charge of information disclosure and investor relationship of the Company. The Company has formulated Working Rules of Secretary to the Board, Management Method of Information Disclosure and Management System for Investor Relationship. The Company has strictly fulfilled the obligation of information disclosure and commenced management of investor relationship in accordance with the relevant requirements. Investors may raise enquiries to the secretariat to the Board by mail or electronic mail. The Company shall reply to the relevant enquiries as soon as practicable.

13. Accountability and auditing The Directors of the Company acknowledge their responsibility for preparing the accounts and supervising the preparation of the accounts for each financial period, so that the accounts can truly and fairly reflect the business position, results and cash flow of the Company during the period. During the preparation of the accounts for the year ended December 31, 2014, the Directors adopted and consistently applied appropriate accounting policies, made scrupulous judgments and estimates, and prepared the accounts on a going concern basis. The Company announced its annual and interim reports in a timely manner within the limits of 4 months and 2 months, respectively after the end of the relevant period in accordance with the Listing Rules of the SEHK. The Company also announced its annual, interim and quarter results timely in accordance with the Rules for the Listing of Stocks of SSE. The responsibility statements of the Directors and the auditors as to the preparation of the financial statements of the Company are set out in the “Independent Auditor’s Report” in Chapter 10 — Financial Statements of the annual report for the year. 14. Material change in the Articles of Association During the reporting period, there was no material change in the Articles of Association of the Company.

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Chapter 9 Internal Control I. STATEMENT OF THE BOARD ON THE RESPONSIBILITY OF INTERNAL CONTROL AND ESTABLISHMENT OF INTERNAL CONTROL SYSTEM The Board is responsible for the establishment and maintenance of adequate internal control system related to financial reporting. The objective of internal control system related to financial reporting is to ensure the trueness, accuracy and completeness of the information contained in the financial statements, and to avoid the risk of material incorrect disclosure. As there are intrinsic limitations of internal control, reasonable assurance can only be made in respect of the above objective. Since 2006, the Company has started to commence the establishment and assessment of the efficacy of internal control related to financial reporting in accordance with the requirements of the United States Sarbanes-Oxley Act of 2002. Since 2011, the Company has started to consistently implement the Basic Regulations on Enterprise Internal Control and Implementation Guidelines for Enterprise Internal Control jointly promulgated by five departments of the PRC, and has formed an internal control system that centers around the different departments and units under the group companies and encompasses finance management, information disclosure, budget management, fund management, contract management, project management, procurement and payment, sales and payment collection, costs and expenses, personnel management and preparation of financial reports. The Company has basically built up an internal control system that strings up decision-making, implementation and supervision, an equalizing system that separates different positions, and a management regulation and workflow that adapts to the operation characteristics of the Company to form a relatively comprehensive assessment system for internal control, which is under continuously monitor of the Company for its effective operation. During the reporting period, the Board has complied with the relevant domestic and overseas requirements and carried out assessment of the internal control related to financial reporting and considered it as valid on December 31, 2014 (reference date). For details of the assessment report, please read the Report on Internal Control 2014 disclosed on the website of SSE (http://www.sse.com.cn), the HKExnews website of SEHK (http://www.hkexnews.hk ) and the website of the Company (http://www.gsrc.com). II. AUDIT REPORT ON INTERNAL CONTROL PricewaterhouseCoopers Zhong Tian LLP has assessed the efficacy of the internal control system related to the financial reporting by the Board, and has issued an unqualified audit report. For details of the audit report, please refer to the Audit Report of Internal Control disclosed on the website of SSE (http:// www.sse. com.cn), the HKExnews website of SEHK (http://www.hkexnews.hk) and the website of the Company (http:// www.gsrc.com). III. ESTABLISHMENT AND IMPLEMENTATION OF THE INVESTIGATION SYSTEM OF RESPONSIBILITIES FOR MATERIAL ERRORS IN DISCLOSURE OF ANNUAL REPORT INFORMATION In order to ensure the authenticity, veracity, timeliness and integrality of the Company’s annual report information disclosure and to improve the quality and transparency of the Company’s annual report information disclosure, the Company formulated the Investigation System of Responsibilities for Material Errors in Disclosure of Annual Report Information as required by CSRC, the SSE and SSRB. This system clearly stipulates the definition, content, scope, recognition criteria and accountability measures of material errors in disclosure of annual report information. The Company will implement this system strictly to avoid material errors in disclosure of annual report information and ensure the trueness, accuracy and completeness of annual report information. During the reporting period, there was no correction of material accounting mistakes, supplement of material omissions or modification of operating results forenotice.

Chapter 10 Financial Statements INDEPENDENT AUDITOR’S REPORT To the shareholders of Guangshen Railway Company Limited (incorporated in the People’s Republic of China with limited liability) We have audited the consolidated financial statements of Guangshen Railway Company Limited (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 105 to 201, which comprise the consolidated and company balance sheets as at 31 December 2014, and the consolidated comprehensive income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information. DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. AUDITOR’S RESPONSIBILITY Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. PricewaterhouseCoopers, 22/F Prince’s Building, Central, Hong Kong T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

086

087

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. OPINION In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2014, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance. OTHER MATTERS This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. PricewaterhouseCoopers Certified Public Accountants Hong Kong, 25 March 2015

CONSOLIDATED BALANCE SHEET As at 31 December Note 2014 2013 As at 31 December 2014 (All amounts in Renminbi thousands) ASSETS Non-current assets Fixed assets 6 24,179,210 24,302,653 Construction-in-progress 7 401,434 543,350 Prepayments for fixed assets and construction-in-progress 13,499 9,403 Leasehold land payments 8 668,005 657,593 Goodwill 9 281,255 281,255 Investments in associates 11 147,102 142,054 Deferred tax assets 12 67,584 91,227 Long-term prepaid expenses 13 22,004 33,528 Available-for-sale investments 15 53,826 53,826 Long-term receivable 16 30,197 29,588 25,864,116 26,144,477 Current assets Materials and supplies 17 400,509 391,947 Trade receivables 18 2,313,405 1,554,914 Prepayments and other receivables 19 189,576 244,373 Short-term deposits 20 104,000 4,483,600 Cash and cash equivalents 20 1,665,057 412,678 4,672,547 7,087,512 Total assets 30,536,663 33,231,989 EQUITY AND LIABILITIES Capital and reserves attributable to the Company’s Share capital 21 7,083,537 7,083,537 Share premium 11,562,738 11,562,777 Other reserves 22 2,596,783 2,530,747 Retained earnings 5,502,785 5,473,483 — Proposed final dividend 354,177 566,683 26,745,843 26,650,544 Non-controlling interests 40,617 43,821 As at 31 December Note 2014 2013 equity holders Total equity 26,786,460 26,694,365

088

089

As at 31 December Note 2014 2013 Liabilities Non-current liabilities Deferred income related to government grants 23 88,771 90,404 Employee benefit obligations 25 — 7,909 88,771 98,313 Current liabilities Trade payables 26 1,438,444 940,045 Payables for fixed assets and construction-in-progress 1,094,814 856,837 Dividends payable 548 146 Income tax payable 157,865 269,981 Accruals and other payables 27 969,761 879,579 Bonds payable 24 — 3,492,723 3,661,432 6,439,311 Total liabilities 3,750,203 6,537,624 Total equity and liabilities 30,536,663 33,231,989 Net current assets 1,011,115 648,201 Total assets less current liabilities 26,875,231 26,792,678 The accompanying notes form an integral part of these financial statements. The financial statements on pages 105 to 201 were approved by the Board of Directors on 25 March 2015 and were signed on its behalf. Wu Yong Shen Yi Director Director

BALANCE SHEET As at 31 December 2014 (All amounts in Renminbi thousands) As at 31 December 2014 2013 Note ASSETS Non-current assets Fixed assets 6 24,089,275 24,208,872 Construction-in-progress 7 401,434 543,350 Prepayments for fixed assets and construction-in- progress 12,858 9,339 Leasehold land payments 8 641,236 629,905 Goodwill 9 281,255 281,255 Investments in subsidiaries 10 84,921 86,721 Investments in associates 11 111,075 111,075 Deferred tax assets 12 67,483 91,120 Long-term prepaid expenses 13 21,321 32,788 Available-for-sale investments 15 52,108 52,108 Long-term receivable 16 30,197 29,588 25,793,163 26,076,121 Current assets Materials and supplies 17 395,773 384,524 Trade receivables 18 2,300,153 1,547,642 Prepayments and other receivables 19 249,180 290,136 Short-term deposits 20 100,000 4,480,000 Cash and cash equivalents 20 1,659,849 404,626 4,704,955 7,106,928 Total assets 30,498,118 33,183,049 EQUITY AND LIABILITIES Capital and reserves attributable to the Share capital 21 7,083,537 7,083,537 Share premium 11,564,462 11,564,462 Other reserves 22 2,596,783 2,530,747 Retained earnings 5,482,558 5,459,965 — Proposed final dividend 354,177 566,683 Total equity 26,727,340 26,638,711 Company’s equity holders

090

091

As at 31 December Note 2014 2013 Liabilities Non-current liabilities Deferred income related to government grants 23 88,771 90,404 Employee benefit obligations 25 — 7,909 88,771 98,313 Current liabilities Trade payables 26 1,413,870 917,504 Payables for fixed assets and construction-in-progress 1,094,714 856,574 Dividends payable 17 19 Income tax payable 153,730 267,577 Accruals and other payables 27 1,019,676 911,628 Bonds payable 24 — 3,492,723 3,682,007 6,446,025 Total liabilities 3,770,778 6,544,338 Total equity and liabilities 30,498,118 33,183,049 Net current assets 1,022,948 660,903 Total assets less current liabilities 26,816,111 26,737,024 The accompanying notes form an integral part of these financial statements. The financial statements on pages 105 to 201 were approved by the Board of Directors on 25 March 2015 and were signed on its behalf. Wu Yong Shen Yi Director Director

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT For the year ended 31 December 2014 (All amounts in Renminbi thousands, except for earnings per share data) Revenue from Railroad Businesses Year ended 31 December Note 2014 2013 Passenger 6,988,288 8,058,291 Freight 1,763,679 1,603,288 Railway network usage and other transportation related services 5,031,241 5,034,676 13,783,208 14,696,255 Revenue from Other Businesses 1,017,573 1,104,422 Total revenue 14,800,781 15,800,677 Operating expenses: Railroad Businesses Business tax (61,021) (357,824) Labour and benefits 29 (4,441,615) (3,932,120) Equipment leases and services (3,629,757) (4,166,329) Land use right leases 38(b) (53,962) (56,000) Materials and supplies Repairs and facilities maintenance costs, excluding materials and supplies (1,310,106) (905,540) (1,587,251) (501,711) Depreciation of fixed assets (1,405,580) (1,392,010) Amortisation of leasehold land payments (18,245) (15,001) Social services expenses (12,430) (67,990) Utility and office expenses (74,740) (71,525) Others (816,832) (731,055) (12,729,828) (12,878,816) Other Businesses Business tax (29,957) (37,098) Labour and benefits 29 (469,273) (493,072) Materials and supplies (306,128) (338,547) Depreciation of fixed assets (23,694) (22,002) Amortisation of leasehold land payments (919) (920) Utility and office expenses (192,162) (156,914) (1,022,133) (1,048,553) Total operating expenses (13,751,961) (13,927,369) Other income and other gains — net 30 7,138 14,903 Operating Profit 1,055,958 1,888,211 Finance costs 31 (180,373) (191,686) Share of results of associates 11 5,048 5,228 Profit before income tax 880,633 1,701,753 Income tax expense 32 (219,507) (430,670) Profit for the year 661,126 1,271,083

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093

Note 2014 2013 Profit for the year 661,126 1,271,083 Other comprehensive income — — Total comprehensive income for the year, net of tax 661,126 1,271,083 Profit attributable to: Equity holders of the Company 662,021 1,273,841 Non-controlling interests (895) (2,758) 661,126 1,271,083 Total comprehensive income attributable to: Equity holders of the Company 662,021 1,273,841 Non-controlling interests (895) (2,758) 661,126 1,271,083 Year ended 31 December Earnings per share for profit attributable to the equity holders of the Company during the year — Basic 34 RMB0.09 RMB0.18 — Diluted 34 RMB0.09 RMB0.18 The accompanying notes form an integral part of these financial statements. Note 2014 2013 Dividends 35 354,177 566,683 Wu Yong Shen Yi Director Director

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY For the year ended 31 December 2014 (All amounts in Renminbi thousands) Attributable to equity holders of the Company Share capital Share premium Statutory surplus reserve Discretionary surplus reserve Other reserve Retained earnings Total Non- controlling interests Total equity (Note 21) (Note 22) (Note 22) (Note 22) Balance at 1 January 2013 7,083,537 11,564,581 2,098,207 304,059 — 4,894,806 25,945,190 50,849 25,996,039 Total comprehensive income — — — — — 1,273,841 1,273,841 (2,758) 1,271,083 Profit for the year — — — — — 1,273,841 1,273,841 (2,758) 1,271,083 Other comprehensive income — — — — — — — — — Special reserve-Safety Production Fund (Note 22) — — — — — — — — — Appropriation — — — — 200,839 (200,839) — — — Utilisation — — — — (200,839) 200,839 — — — Acquisition of additional interests in subsidiary from non-controlling interests — (1,804) — — — — (1,804) (4,143) (5,947) Appropriations from retained earnings (Note 22) — — 128,481 — — (128,481) — — — Dividends relating to 2012 — — — — — (566,683) (566,683) (127) (566,810) Balance at 31 December 2013 7,083,537 11,562,777 2,226,688 304,059 — 5,473,483 26,650,544 43,821 26,694,365 Balance at 1 January 2014 7,083,537 11,562,777 2,226,688 304,059 — 5,473,483 26,650,544 43,821 26,694,365 Total comprehensive income — — — — — 662,021 662,021 (895) 661,126 Profit for the year — — — — — 662,021 662,021 (895) 661,126 Other comprehensive income — — — — — — — — — Special reserve-Safety Production Fund (Note 22) — — — — — — — — — Appropriation — — — — 208,250 (208,250) — — — Utilisation — — — — (208,250) 208,250 — — — Liquidation of a subsidiary — (39) — — — — (39) (1,905) (1,944) Appropriations from retained earnings (Note 22) — — 66,036 — — (66,036) — — — Dividends relating to 2013 — — — — — (566,683) (566,683) (404) (567,087) Balance at 31 December 2014 7,083,537 11,562,738 2,292,724 304,059 — 5,502,785 26,745,843 40,617 26,786,460 The accompanying notes form an integral part of these financial statements. Wu Yong Shen Yi Director Director

094

095

GUANGSHEN RAILWAY 2014 ANNUAL REPORT

STATEMENTS OF CHANGES IN EQUITY

For the year ended 31 December 2014
(All amounts in Renminbi thousands)

	Attributable to equity holders of the Company						
	Share capital (Note 21)	Share premium	Statutory surplus reserve (Note 22)	Discretionary surplus reserve (Note 22)	Other reserve (Note 22)	Retained earnings	Total equity
Balance at 1 January 2013	7,083,537	11,564,462	2,098,207	304,059	–	4,875,547	25,925,812
Total comprehensive income	–	–	–	–	–	1,279,582	1,279,582
Profit	–	–	–	–	–	1,279,582	1,279,582
Other comprehensive income	–	–	–	–	–	–	–
Special reserve-Safety Production Fund (Note 22)	–	–	–	–	–	–	–
Appropriation	–	–	–	–	200,839	(200,839)	–
Utilisation	–	–	–	–	(200,839)	200,839	–
Appropriations from retained earnings (Note 22)	–	–	128,481	–	–	(128,481)	–
Dividends relating to 2012	–	–	–	–	–	(566,683)	(566,683)
Balance at 31 December 2013	7,083,537	11,564,462	2,226,688	304,059	–	5,459,965	26,638,711
Balance at 1 January 2014	7,083,537	11,564,462	2,226,688	304,059	–	5,459,965	26,638,711
Total comprehensive income	–	–	–	–	–	655,312	655,312
Profit	–	–	–	–	–	655,312	655,312
Other comprehensive income	–	–	–	–	–	–	–
Special reserve-Safety Production Fund (Note 22)	–	–	–	–	–	–	–
Appropriation	–	–	–	–	208,250	(208,250)	–
Utilisation	–	–	–	–	(208,250)	208,250	–
Appropriations from retained earnings (Note 22)	–	–	66,036	–	–	(66,036)	–
Dividends relating to 2013	–	–	–	–	–	(566,683)	(566,683)
Balance at 31 December 2014	7,083,537	11,564,462	2,292,724	304,059	–	5,482,558	26,727,340

The accompanying notes form an integral part of these financial statements.

Wu Yong
Director

Shen Yi
Director

CONSOLIDATED CASH FLOW STATEMENT For the year ended 31 December 2014 (All amounts in Renminbi thousands) Year ended 31 December Note 2014 2013 Cash flows from operating activities Cash generated from operations 36(a) 2,421,206 2,423,086 Interest paid (167,650) (167,650) Income tax paid (307,980) (372,025) Net cash generated from operating activities 1,945,576 1,883,411 Cash flows from investing activities Proceeds from disposal of fixed assets and leasehold land 36(b) 708 75,250 Government grants received — 647 Interest received 128,139 127,318 Dividends received 4,904 4,904 Decrease/(increase) in short-term deposits with maturities more than three months, net 4,379,600 (309,600) Payments for acquisition of fixed assets and construction-in-progress; and prepayments for fixed assets, net of related payables (999,633) (1,376,601) Payment for business combination, net of cash acquired 39 (139,897) (94,879) Net cash generated from/(used in) investing activities 3,373,821 (1,572,961) Cash flows from financing activities Repayments of bond payables 24 (3,500,000) — Dividends paid to the Company’s shareholders (566,685) (566,680) Acquisition of additional interests in subsidiary from non-controlling interests — (5,947) Management fee of bond payables (333) (158) Net cash used in financing activities (4,067,018) (572,785) Net increase/(decrease) in cash and cash equivalents 1,252,379 (262,335) Cash and cash equivalents at beginning of year 412,678 675,013 Cash and cash equivalents at end of year 20 1,665,057 412,678 The accompanying notes form an integral part of these financial statements. Wu Yong Shen Yi Director Director

096

097

NOTES TO THE FINANCIAL STATEMENTS For the year ended 31 December 2014 (All amounts expressed in Renminbi unless otherwise stated) 1. GENERAL INFORMATION Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”) and certain of its subsidiaries; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company. The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the “Restructuring Agreement”), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) in exchange for the assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (the “GEDC”). In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”). In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (“Yangcheng Railway Business”) of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC. Before March 2013, the Ministry of Railway of the PRC (“MOR”) was the controlling entity of the Company’s single largest shareholder (i.e. Guangzhou Railway Group). In addition, it was the government authority which governed and monitored the railway business centrally within the PRC.

1. GENERAL INFORMATION (continued) On 14 March 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR will be transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions and all related assets, liabilities and human resources will be transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will be transferred to the CRC. Once the transfer is completed, the actual controlling entity of the Company’s largest shareholder will become CRC (See Note 41 for more details). The principal activities of the Group are the provision of passenger and freight transportation on railroad. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations. The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China. The business license for the Company will expire in 2056. As at 31 December 2014, the Company had in total approximately 37,300 employees, representing an increase of 400 as compared with that of 31 December 2013. The financial statements were authorised for issue by the board of directors of the Company on 25 March 2015. The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

098

099

2. PRINCIPAL ACCOUNTING POLICIES The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. 2.1 Basis of preparation The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (‘IASB’) and the disclosure requirements of the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared under the historical cost convention. The consolidated financial statements are prepared in accordance with the applicable requirements of the predecessor Companies Ordinance (Cap. 32) for this financial year and the comparative period. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4. (a) New and amended standards adopted by the Group In the current year, the Group has adopted the following new and revised standards, and amendments to existing standards which are mandatory for the financial year beginning 1 January 2014: • Amendment to IAS 32, ‘Financial instruments: Presentation’ on asset and liability offsetting The amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the consolidated financial statements.

2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.1 Basis of preparation (continued) (a) New and amended standards adopted by the Group (continued) • Amendment to IFRS10, IFRS12 and IAS 27, ‘Consolidation for investment entities’ These amendments mean that many funds and similar entities will be exempt from consolidating most of their subsidiaries. Instead, they will measure them at fair value through profit or loss. The amendments give an exception to entities that meet an ‘investment entity’ definition and which display particular characteristics. Changes have also been made in IFRS12 to introduce disclosures that an investment entity needs to make. The amendment did not have a significant effect on the group financial statements. • Amendments to IAS 36, ‘Impairment of assets’ on recoverable amount disclosures for non-financial assets This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13. The amendment did not have a significant effect on the consolidated financial statements. • IFRIC 21, ‘Levies’ The interpretation addresses what the obligating event is that gives rise to the payment of a levy and when a liability should be recognised. The Group is not currently subjected to significant levies so the impact on the Group is not material. • Amendment to IAS 39, ‘Financial instruments: Recognition and measurement’ This amendment considers legislative changes to ‘over-the-counter’ derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The Group has applied the amendment and there has been no significant impact on the group financial statements as a result.

100

101

2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.1 Basis of preparation (continued) (b) The following new standards, amendments and interpretations have been issued as at 31 December 2014 but are not yet effective for IFRS financial statements for the year ended 31 December 2014: Effective for annual periods beginning on or after Amendment to IAS19 regarding defined benefit plans: employee contributions 1 July 2014 Annual improvements to IFRSs 2010-2012 Cycle 1 July 2014 Annual improvements to IFRSs 2011-2013 Cycle 1 July 2014 Annual improvements to IFRSs 2012-2014 Cycle 1 January 2016 IFRS 14 Regulatory Deferral Accounts 1 January 2016 Amendment to IFRS 11 on accounting for acquisitions of interests in joint operations 1 January 2016 Amendments to IAS 1 Disclosure Initiative 1 January 2016 Amendments to IAS 16 and IAS 38 on clarification of acceptable methods of depreciation and amortisation 1 January 2016 Amendments to IAS 16 and IAS 41 on Agriculture: bearer plants 1 January 2016 Amendments to IFRS 10 and IAS 28 on sale or contribution of assets between an investor and its associate or joint venture Amendment to IAS 27 on equity method in separate financial statements Amendments to IFRS 10 , IFRS 12 and IAS 28 on investment entities: applying the consolidation exception 1 January 2016 1 January 2016 1 January 2016 IFRS15 Revenue from Contracts with Customers 1 January 2017 IFRS 9 Financial Instruments 1 January 2018 Management is in the process of making an assessment of the impact of the above new and amended standards. Management is not yet in a position to state what impact they would have, if any, on the Group’s results of operations and financial position. (c) New Hong Kong Companies Ordinance (Cap. 622) In addition, the requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation as from the Company’s first financial year commencing on or after 3 March 2014 in accordance with section 358 of that Ordinance. Management is in the process of making an assessment of the impact of the new Hong Kong Companies Ordinance (Cap. 622). Management is not yet in a position to state what impact they would have, if any, on the Group’s results of operations and financial positions.

2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.2 Subsidiaries 2.2.1 Consolidation A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. (a) Business combinations The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognised amounts of acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred. If the business combination is achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognise the resulting gain or loss, if any, in profit or loss.

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2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.2 Subsidiaries (continued) 2.2.1 Consolidation (continued) (a) Business combinations (continued) Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non- controlling interest recognised and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the income statement (Note 2.9). Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies. (b) Changes in ownership interests in subsidiaries without change of control Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.2 Subsidiaries (continued) 2.2.1 Consolidation (continued) (c) Disposal of subsidiaries When the Group ceases to have control, any retained interest in the entity is re- measured to its fair value at the date when control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss. 2.2.2 Separate financial statements Investments in subsidiaries are accounted for at cost less impairment. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable. 2.3 Associates Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.

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2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.3 Associates (continued) The Group’s share of post-acquisition profit or loss is recognised in the comprehensive income statement, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount adjacent to ‘share of result of associates’ in the comprehensive income statement. Profits or losses and other comprehensive income resulting from upstream and downstream transactions between the Group and its associate are recognised in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. In the Company’s balance sheet, investments in associates are accounted for at cost less provision for impairment losses. Cost also includes direct attributable costs of investment. The results of associates are accounted for by the Company on the basis of dividend received and receivable. 2.4 Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior executives that make strategic decisions.

2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.5 Foreign currency transaction (a) Functional and presentation currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and the Group’s presentation currency. (b) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the comprehensive income statement. Foreign exchange gains and losses are presented in the consolidated comprehensive income statement within ‘Finance costs’. 2.6 Fixed assets Fixed assets are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by the Company from Predecessor during the Restructuring, the revaluated amount in the Restructuring was deemed costs). Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the comprehensive income statement during the financial period in which they are incurred.

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2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.6 Fixed assets (continued) Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows: Buildings (Note a) 20 to 40 years Tracks, bridges and service roads (Note a) 16 to 100 years Locomotives and rolling stock 20 years Communications and signalling systems 8 to 20 years Other machinery and equipment 4 to 25 years Note a: The estimated useful lives of buildings, tracks, bridges and service roads exceed the initial lease periods of the respective land use right lease grants (the “Lease Term”); and the initial period of land use right operating leases (the “Operating Lease Term”), on which these assets are located (Notes 2.8 and 38(b)). Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grants, the Group has the right to renew the respective leases up to a period not less than 50 years with additional cost paid. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. Accordingly, the directors of the Company consider that the approval process to be perfunctory. In addition, based on the provision of the land use right operating lease agreement entered into with the single largest shareholder (details contained in Note 38(b)), the Company can renew the lease at its own discretion upon expiry of the Operating Lease Term. Based on the above considerations, the directors have determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term. The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.10). Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within “other income/(expense) and other gains/(losses) — net”, included in the comprehensive income statement.

2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.7 Construction-in-progress Construction-in-progress represents buildings, tracks, bridges and service roads, mainly includes the construction related costs for the associated facilities of the existing railway line of the Group. Construction-in-progress is stated at cost, which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period, less impairment loss. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use. 2.8 Leasehold land payments The Group acquired the right to use certain parcels of land for certain of its rail lines, stations and other businesses. The payment paid for such land represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to extend and renew the lease for a period not less than 50 years. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. The Group considers the approval process to be perfunctory and the renewal is reasonably assured. 2.9 Goodwill Goodwill represents the excess of the consideration transferred, the amount of any non- controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of identifiable net assets acquired. Goodwill arising from acquisitions of subsidiaries’ business is disclosed separately on the Balance Sheet. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

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2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.10 Impairment of investment in subsidiaries, associates and non-financial assets other than goodwill Impairment testing of the investments in subsidiaries or associates is required upon receiving dividends from these investments if the dividend exceeds the total comprehensive income of the subsidiary or associate in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill. Assets that subjected to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date. 2.11 Financial assets 2.11.1 Classification The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held to maturity investment. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. In current year, the Group held loan and receivables and available-for- sale financial assets. (a) Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for the amounts that are settled or expected to be settled more than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise “long-term receivables”, “trade and other receivables”, “short-term deposits” and “cash and cash equivalents” in the balance sheet (Notes 2.16 and 2.17).

2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.11 Financial assets (continued) 2.11.1 Classification (continued) (b) Available-for-sale financial assets Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. 2.11.2 Recognition and measurement Regular way purchases and sales of financial assets are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Available-for-sale financial assets are subsequently carried at fair value, except for those investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, which shall be measured at cost. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Loans and receivables are subsequently carried at amortised cost using the effective interest method. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in other comprehensive income. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the comprehensive income statement as ‘gains and losses from investment securities’. Dividends on available-for-sale equity instruments are recognised in the comprehensive income statement as part of other income when the Group’s right to receive payments is established.

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2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.11 Financial assets (continued) 2.11.2 Recognition and measurement (continued) The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group established fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. In case of unlisted equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably determined via valuation techniques, they are measured at cost, subject to impairment review. 2.12 Offsetting financial instruments Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty. 2.13 Impairment of financial assets (a) Assets carried at amortised cost The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.13 Impairment of financial assets (continued) (a) Assets carried at amortised cost (continued) The criteria that the Group uses to determine that there is objective evidence of an impairment loss include: • Significant financial difficulty of the issuer or obligor; • A breach of contract, such as a default or delinquency in interest or principal payments; • The Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; • It becomes probable that the borrower will enter bankruptcy or other financial reorganisation; • The disappearance of an active market for that financial asset because of financial difficulties; or • Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including: (i) adverse changes in the payment status of borrowers in the portfolio; (ii) national or local economic conditions that correlate with defaults on the assets in the portfolio. The Group first assesses whether objective evidence of impairment exists. For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the comprehensive income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

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2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.13 Impairment of financial assets (continued) (a) Assets carried at amortised cost (continued) If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the comprehensive income statement. (b) Assets classified as available for sale The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in profit or loss. Impairment losses recognised in the consolidated comprehensive income statement on equity instruments are not reversed through the consolidated comprehensive income statement. 2.14 Long-term prepaid expenses Long-term prepaid expenses include the various expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses are amortised on the straight-line basis over the expected beneficial period and are presented at actual expenditure net of accumulated amortisation. 2.15 Materials and supplies Materials and supplies are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed, or capitalised to fixed assets when the items are installed with the related fixed assets, whichever is appropriate. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable expenses.

2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.16 Trade and other receivables Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets. Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. 2.17 Cash and cash equivalents Cash and cash equivalents include cash in hand; deposits held at call with banks; and other short-term highly liquid investments with original maturities of three months or less. 2.18 Share capital Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. 2.19 Trade payables Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. The Group derecognises financial liability when, and only when, the Group’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

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2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.20 Borrowings Borrowings (including bonds payable) are recognised initially at fair value, net of transaction costs incurred. They are subsequently carried at amortised cost; and any difference between proceeds (net of transaction costs) and the redemption value is recognised in the comprehensive income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period. 2.21 Borrowing costs General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation. All other borrowing costs are recognised in profit or loss in the period in which they are incurred. 2.22 Current and deferred income tax The tax expense for the period comprises current and deferred tax. Tax is recognised in the consolidated comprehensive income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.22 Current and deferred income tax (continued) (a) Current income tax The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. (b) Deferred income tax Inside basis differences Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Outside basis differences Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.22 Current and deferred income tax (continued) (c) Offsetting Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. 2.23 Employee benefits (a) Defined contribution plan The Group pays contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and unemployment. The Group has no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognised as staff costs when they are due. (b) Termination benefits Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.24 Provisions Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense. 2.25 Revenue recognition Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group. The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates of return on historical results, taking into consideration the type of customer, the type of transactions and the specifics of each arrangement. (a) Revenue from railway business Revenue from railway business includes revenue from passenger and freight services, revenue from railway network usage and other transportation related services. Other transportation related services include the railway transportation management service provided to other railway companies and other service provided in relation to passenger and freight transportation. Revenue from railway business is recognised when the services are rendered and revenue can be reliably measured.

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2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.25 Revenue recognition (continued) (b) Revenue from other businesses Revenue from other business principally includes services offered in railway stations, sales of food, beverages and merchandises on board the trains and in the railway stations. Revenue from other business is recognised once the related services or goods are delivered, the related risks and rewards of ownership have been transferred and revenue can be reliably measured. (c) Rental income Revenue from operating lease arrangements is recognised on a straight-line basis over the period of the respective leases. 2.26 Interest income Interest income is recognised using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired receivables is recognised using the original effective interest rate. 2.27 Dividend income Dividend income is recognised when the right to receive payment is established. 2.28 Government grants Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the comprehensive income statement over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the comprehensive income statement on a straight-line basis over the expected lives of the related assets.

2. PRINCIPAL ACCOUNTING POLICIES (continued) 2.29 Operating leases Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the comprehensive income statement on a straight-line basis over the period of the lease. 2.30 Dividend distribution Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s and the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders. 3. FINANCIAL RISK MANAGEMENT 3.1 Financial risk factor The Group’s activities expose it to a variety of financial risks: market risk (including price risk, foreign currency risk, cash flow and fair value interest rate risk), credit risk, and liquidity risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group. (a) Market risk (i) Price risk The Group is exposed to price risk because of investments held by the Group and classified as available-for-sale on the consolidated balance sheet. To manage its price risk arising from investments in equity interests, the Group diversifies its portfolio. Diversification of the portfolio is made in accordance with the limits set by the Group. (ii) Foreign currency risk The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is also the functional currency of the Group. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than in RMB would subject the Group to foreign exchange exposure. The Group’s objective of managing the foreign currency risk is to minimise potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency exposed, measures are taken by management to manage the foreign currency positions.

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3. FINANCIAL RISK MANAGEMENT (continued) 3.1 Financial risk factor (continued) (a) Market risk (continued) (ii) Foreign currency risk (continued) The following table shows the Group’s foreign currency denominated monetary assets and liabilities (in RMB equivalent): Monetary assets Currency As at 31 December and liabilities denomination 2014 2013 (RMB’000) (RMB’000) Cash and cash equivalents HKD 62,093 18,561 Cash and cash equivalents USD — 69 Other receivables HKD 93 35 Other payables HKD — (109) The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure. As at 31 December 2014, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, profit after tax for the year would have been RMB2,332,000 (2013: RMB693,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not significant. (iii) Cash flow and fair value interest rate risk Other than deposits held in banks, the Group does not have significant interest- bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 2.59% (2013: 2.87%). Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have a significant impact to the Group. The Group’s interest rate risk which affects its income and operating cash flows mainly arises from bonds payable. The bonds bear interest at fixed rates, and expose the Group to fair value interest rate risk.

3. FINANCIAL RISK MANAGEMENT (continued) 3.1 Financial risk factor (continued) (b) Credit risk Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, short-term deposits, trade and other receivables (excluding prepayments) and long-term receivable. The credit quality of financial assets that are neither past due nor impaired can be analysed by the nature of counterparties as follows: Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 Trade receivables Due from CRC Group 628,576 667,650 624,087 667,645 Due from related parties 736,737 294,827 733,119 294,050 Due from third parties 585,572 497,910 581,405 492,308 1,950,885 1,460,387 1,938,611 1,454,003 Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 Other receivables excluding prepayments Due from CRC Group 8,904 711 8,904 711 Due from related parties 1,076 3,315 47,924 41,942 Due from third parties 86,034 121,540 83,643 115,722 96,014 125,566 140,471 158,375 Group and Company 2014 2013 RMB’000 RMB’000 Long-term receivable Due from a third party 30,197 29,588

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GUANGSHEN RAILWAY 2014 ANNUAL REPORT

3. FINANCIAL RISK MANAGEMENT (continued)

3.1 Financial risk factor (continued)

(b) Credit risk (continued)

For trade and other receivables, management performs ongoing credit evaluations of its customers/debtors' financial condition and generally does not require collateral from the customers/debtors. After assessing the expected realizability and timing for collection of the outstanding balances, the Group maintains a provision for impairment of receivables and actual losses incurred have been within management's expectation.

	Group		Company	
	2014	2013	**2014**	2013
	RMB'000	RMB'000	**RMB'000**	RMB'000
Cash at bank and short-term deposits				
Placed in listed banks in the PRC	**1,769,023**	4,895,992	**1,759,829**	4,884,351
Placed in unlisted banks in the PRC	**—**	250	**—**	250
	1,769,023	4,896,242	**1,759,829**	4,884,601

Cash and short term liquid investments are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions.

There were no other financial assets carrying a significant exposure to credit risk.

(c) Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Management monitors rolling forecasts of the Group's liquidity reserves (comprising undrawn borrowing facilities and cash and cash equivalents) on the basis of expected cash flows.

The table below analyses the Group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

3. FINANCIAL RISK MANAGEMENT (continued) 3.1 Financial risk factor (continued) (c) Liquidity risk (continued) Group Less than 1 year Between 1 and 2 years Between 2 and 5 years RMB’000 RMB’000 RMB’000 At 31 December 2014 Trade and other payables excluding statutory liabilities and advances 1,942,431 — — Dividends payable 548 — — Payables for fixed assets and construction-in-progress 1,094,814 — — At 31 December 2013 Bonds payable (including interests) 3,660,760 — — Trade and other payables excluding statutory liabilities and advances 1,417,630 — — Dividends payable 146 — — Payables for fixed assets and construction-in-progress 856,837 — — Company Less than 1 year Between 1 and 2 years Between 2 and 5 years RMB’000 RMB’000 RMB’000 At 31 December 2014 Trade and other payables excluding statutory liabilities and advances 1,975,005 — — Dividends payable 17 — — Payables for fixed assets and construction-in-progress 1,094,714 — — At 31 December 2013 Bonds payable (including interests) 3,660,760 — — Trade and other payables excluding statutory liabilities and advances 1,432,742 — — Dividends payable 19 — — Payables for fixed assets and construction-in-progress 856,574 — —

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3. FINANCIAL RISK MANAGEMENT (continued) 3.2 Capital risk management The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt. The Group monitors capital by regularly reviewing the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total bonds payable less cash and cash equivalents. Total capital is the total equity as shown in the consolidated balance sheet plus net debt. As at 31 December 2014, the Group did not have borrowings and bonds. The directors are of the opinion that the Group’s capital risk is low. The gearing ratio as at 31 December 2013 is as follows: 2013 RMB’000 Total bonds payable (Note 24) 3,492,723 Less: Cash and cash equivalents (Note 20) (412,678) Net debt 3,080,045 Total equity 26,694,365 Total capital 29,774,410 Gearing ratio 10%

3. FINANCIAL RISK MANAGEMENT (continued) 3.3 Fair value estimation According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy: • Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1). • Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2). • Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3). As at 31 December 2014, the Group did not have any financial instruments that were measured at fair value. As at 31 December 2014, the fair values of other financial instruments approximated their carrying values. 4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. 4.1 Critical accounting estimates and assumptions The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

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4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued) 4.1 Critical accounting estimates and assumptions (continued) (a) The estimates of the depreciable lives of fixed assets The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by the directors with reference to the following: (1) the historical usage of the assets; (2) their expected physical wear and tear; (3) results of recent durability assessment performed; (4) technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets; (5) the right of the Group to renew the land use right grants and the land use right lease on which these assets are located (Notes 2.8 and 38(b)); (6) the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets. The useful lives and residual values have been reviewed and no change was made in current year. The current estimated useful lives are stated in Note 2.6. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation expenses of fixed assets for the year ended 31 December 2014 would have been decreased/increased by approximately RMB19,149,000 and RMB23,404,000 respectively (2013: RMB18,502,000 and RMB22,613,000). (b) Estimated impairment of goodwill The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.9. The recoverable amounts of CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 9). (c) Estimated impairment of non-financial assets (other than goodwill) In determining whether an asset is impaired or the event previously causing the impairment no longer exists, management has to exercise judgement, particularly in assessing: (1) whether an event has occurred that may affect the asset value or such event affecting the asset value has not been in existence; (2) whether the carrying value of an asset can be supported by the net present value of future cash flows which are estimated based upon the continued use of the asset or derecognition; and (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management to determine the level of impairment, including the discount rate or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test.

5. SEGMENT INFORMATION The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. The operating segments were determined based on these management reports. Senior executives evaluate the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Company’s Business”). Other segments mainly include provision of on-board catering services, warehousing services, hotel management services and sales of merchandises provided by the subsidiaries of the Group. Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements. The segment results during 2014 are as follows: The Company’s Business All other segments Elimination Total 2014 2013 2014 2013 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 Segment revenue — Railroad Businesses 13,783,208 14,696,255 — — — — 13,783,208 14,696,255 — Other Businesses 586,564 664,635 473,204 464,827 (42,195) (25,040) 1,017,573 1,104,422 — Inter-segment revenue — — — — — — — — Total revenue 14,369,772 15,360,890 473,204 464,827 (42,195) (25,040) 14,800,781 15,800,677 Segment result 869,701 1,706,027 13,394 (5,011) (2,462) 737 880,633 1,701,753 Finance costs 180,208 191,501 165 185 — — 180,373 191,686 Share of results of associates 5,048 5,228 — — — — 5,048 5,228 Depreciation 1,423,023 1,409,325 6,251 4,687 — — 1,429,274 1,414,012 Amortisation of leasehold land payments 18,245 15,001 919 920 — — 19,164 15,921 Amortisation of long-term prepaid expenses 13,610 12,697 321 201 — — 13,931 12,898 Provision for/(reversal of) impairment of receivables 1,150 (5,788) — (49) — — 1,150 (5,837)

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5. SEGMENT INFORMATION (continued)

A reconciliation of the segment results to profit of 2014 and 2013 is as follows:

	The Company's Business		All other segments		Elimination		Total	
	2014	2013	2014	2013	2014	2013	2014	2013
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Segment result	**869,701**	1,706,027	**13,394**	(5,011)	**(2,462)**	737	**880,633**	1,701,753
Income tax expense	**(214,389)**	(426,445)	**(5,118)**	(4,225)	**–**	–	**(219,507)**	(430,670)
Profit for the year	**655,312**	1,279,582	**8,276**	(9,236)	**(2,462)**	737	**661,126**	1,271,083

The Group is domiciled in the PRC. All the Group's revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Company's Business		All other segments		Elimination		Total	
	2014	2013	2014	2013	2014	2013	2014	2013
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Total segment assets	**30,498,118**	33,183,049	**234,430**	221,612	**(195,885)**	(172,672)	**30,536,663**	33,231,989
Total segment assets include:								
Investment in associates	**147,102**	142,054	**–**	–	**–**	–	**147,102**	142,054
Additions to non-current assets (other than financial instruments and deferred tax assets)	**1,376,436**	1,399,997	**3,302**	16,900	**–**	–	**1,379,738**	1,416,897
Total segment liabilities	**3,770,778**	6,544,338	**121,647**	105,449	**(142,222)**	(112,163)	**3,750,203**	6,537,624

Revenues of approximately RMB1,958,375,000 (2013: RMB1,723,972,000) are derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Company's Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

6. FIXED ASSETS

	Group					
	Buildings RMB'000	Tracks, bridges and service roads RMB'000	Locomotives and rolling stock RMB'000	Communications and signalling systems RMB'000	Other machinery and equipment RMB'000	Total RMB'000
At 1 January 2013						
Cost	5,876,441	14,917,817	7,374,288	1,607,556	5,217,526	34,993,628
Accumulated depreciation	(1,602,648)	(2,388,150)	(2,650,491)	(951,318)	(2,874,000)	(10,466,607)
Impairment	–	–	–	–	(2,773)	(2,773)
Net book amount	4,273,793	12,529,667	4,723,797	656,238	2,340,753	24,524,248
Year ended 31 December 2013						
Opening net book amount	4,273,793	12,529,667	4,723,797	656,238	2,340,753	24,524,248
Additions due to business combination	96,879	10,431	48,307	–	41,198	196,815
Other additions	825	–	85,495	11,330	132,299	229,949
Transfer from construction-in-progress (Note 7)	220,601	433,487	35,342	103,342	219,812	1,012,584
Reclassifications	(64)	–	–	(3,984)	4,048	–
Disposals	(4,031)	(219,684)	(18,215)	(253)	(4,748)	(246,931)
Depreciation charges	(220,219)	(210,429)	(436,430)	(152,775)	(394,159)	(1,414,012)
Closing net book amount	4,367,784	12,543,472	4,438,296	613,898	2,339,203	24,302,653
At 31 December 2013						
Cost	6,186,344	15,114,616	7,486,484	1,711,693	5,579,411	36,078,548
Accumulated depreciation	(1,818,560)	(2,571,144)	(3,048,188)	(1,097,795)	(3,237,435)	(11,773,122)
Impairment	–	–	–	–	(2,773)	(2,773)
Net book amount	4,367,784	12,543,472	4,438,296	613,898	2,339,203	24,302,653
Year ended 31 December 2014						
Opening net book amount	4,367,784	12,543,472	4,438,296	613,898	2,339,203	24,302,653
Additions due to business combination (Note 39)	114,062	26,948	–	64	10,972	152,046
Other additions	7,513	–	69,937	14,284	131,860	223,594
Transfer from construction-in-progress (Note 7)	418,963	482,166	14,282	25,016	169,509	1,109,936
Reclassifications	323	–	–	(189)	(134)	–
Disposals	(1,013)	(175,756)	(103)	(1,346)	(1,527)	(179,745)
Depreciation charges	(250,291)	(212,208)	(442,015)	(155,389)	(369,371)	(1,429,274)
Closing net book amount	4,657,341	12,664,622	4,080,397	496,338	2,280,512	24,179,210
At 31 December 2014						
Cost	6,723,551	15,433,890	7,568,098	1,712,493	5,810,040	37,248,072
Accumulated depreciation	(2,066,210)	(2,769,268)	(3,487,701)	(1,216,155)	(3,528,366)	(13,067,700)
Impairment	–	–	–	–	(1,162)	(1,162)
Net book amount	4,657,341	12,664,622	4,080,397	496,338	2,280,512	24,179,210

GUANGSHEN RAILWAY 2014 ANNUAL REPORT

6. FIXED ASSETS (continued)

	Company					
	Buildings RMB'000	Tracks, bridges and service roads RMB'000	Locomotives and rolling stock RMB'000	Communications and signalling systems RMB'000	Other machinery and equipment RMB'000	Total RMB'000
At 1 January 2013						
Cost	5,756,761	14,887,228	7,374,288	1,607,455	5,191,652	34,817,384
Accumulated depreciation	(1,544,725)	(2,367,967)	(2,650,491)	(951,217)	(2,860,103)	(10,374,503)
Impairment	–	–	–	–	(2,773)	(2,773)
Net book amount	4,212,036	12,519,261	4,723,797	656,238	2,328,776	24,440,108
Year ended 31 December 2013						
Opening net book amount	4,212,036	12,519,261	4,723,797	656,238	2,328,776	24,440,108
Additions due to business combination	96,879	10,431	48,307	–	41,198	196,815
Other additions	446	–	85,495	11,330	130,664	227,935
Transfer from construction-in-progress (Note 7)	220,296	433,301	35,343	103,342	204,446	996,728
Reclassifications	(64)	–	–	(3,984)	4,048	–
Disposals	(565)	(219,684)	(18,215)	(253)	(4,672)	(243,389)
Depreciation charges	(217,368)	(210,278)	(436,430)	(152,775)	(392,474)	(1,409,325)
Closing net book amount	4,311,660	12,533,031	4,438,297	613,898	2,311,986	24,208,872
At 31 December 2013						
Cost	6,073,310	15,084,027	7,486,484	1,711,693	5,537,755	35,893,269
Accumulated depreciation	(1,761,650)	(2,550,996)	(3,048,187)	(1,097,795)	(3,222,996)	(11,681,624)
Impairment	–	–	–	–	(2,773)	(2,773)
Net book amount	4,311,660	12,533,031	4,438,297	613,898	2,311,986	24,208,872
Year ended 31 December 2014						
Opening net book amount	4,311,660	12,533,031	4,438,297	613,898	2,311,986	24,208,872
Additions due to business combination (Note 39)	114,062	26,948	–	64	10,972	152,046
Other additions	7,511	–	69,937	14,284	130,904	222,636
Transfer from construction-in-progress (Note 7)	418,963	482,166	14,282	25,016	168,004	1,108,431
Reclassifications	323	–	–	(189)	(134)	–
Disposals	(1,013)	(175,754)	(104)	(1,346)	(1,470)	(179,687)
Depreciation charges	(247,542)	(212,058)	(442,014)	(155,389)	(366,020)	(1,423,023)
Closing net book amount	4,603,964	12,654,333	4,080,398	496,338	2,254,242	24,089,275
At 31 December 2014						
Cost	6,610,516	15,403,301	7,568,098	1,712,493	5,766,770	37,061,178
Accumulated depreciation	(2,006,552)	(2,748,968)	(3,487,700)	(1,216,155)	(3,511,366)	(12,970,741)
Impairment	–	–	–	–	(1,162)	(1,162)
Net book amount	4,603,964	12,654,333	4,080,398	496,338	2,254,242	24,089,275

6. FIXED ASSETS (continued) As at 31 December 2014, the ownership certificates of certain buildings of the Group and the Company with an aggregate carrying value of approximately RMB1,921,120,000 and RMB1,876,351,000, respectively (2013: RMB1,703,324,000 and RMB1,656,604,000) had not been obtained by the Group and the Company. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on the operations of the Group or the Company. As at 31 December 2014, fixed assets of the Group and the Company with an aggregate net book value of approximately RMB85,941,000 (2013: RMB76,164,000) had been fully depreciated but they were still in use. 7. CONSTRUCTION-IN-PROGRESS Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 At 1 January 543,350 679,528 543,350 679,528 Additions due to business combination (Note 39) 1,665 2,700 1,665 2,700 Other additions 995,931 1,021,065 994,426 1,005,209 Transfer to fixed assets (Note 6) (1,109,936) (1,012,584) (1,108,431) (996,728) Transfer to leasehold land (Note 8) (29,576) (147,359) (29,576) (147,359) At 31 December 401,434 543,350 401,434 543,350 Construction-in-progress as at 31 December 2014 mainly was improvement on the existing railway equipment in the PRC. For the year ended 31 December 2014, no interest expense (2013: Nil) was capitalised in the construction-in-progress balance as the impact of interest capitalisation was not material.

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8. LEASEHOLD LAND PAYMENTS The Group’s interests in leasehold land represent prepaid operating lease payments in the PRC and its net book value are analysed as follows: Group Company RMB’000 RMB’000 At 1 January 2013 Cost 791,054 750,709 Accumulated amortisation (262,758) (253,162) Net book amount 528,296 497,547 Year ended 31 December 2013 Opening net book amount 528,296 497,547 Addition 147,359 147,359 Amortisation charges (15,921) (15,001) Disposal (2,141) — Closing net book amount 657,593 629,905 At 31 December 2013 Cost 935,572 898,068 Accumulated amortisation (277,979) (268,163) Net book amount 657,593 629,905 Year ended 31 December 2014 Opening net book amount 657,593 629,905 Addition 29,576 29,576 Amortisation charges (19,164) (18,245) Closing net book amount 668,005 641,236 At 31 December 2014 Cost 965,148 927,644 Accumulated amortisation (297,143) (286,408) Net book amount 668,005 641,236

8. LEASEHOLD LAND PAYMENTS (continued) As at 31 December 2014, land use right certificates of certain parcels of land of the Group and the Company with an aggregate carrying value of approximately RMB228,630,000 and RMB220,676,000 (2013: RMB204,075,000 and RMB195,851,000), respectively had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group or the Company to apply for and obtain the land use right certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company. The remaining lease period of leasehold land as at 31 December 2014 was as follows: Group 2014 2013 RMB’000 RMB’000 Lease of between 10 to 50 years 668,005 657,593 Company 2014 2013 RMB’000 RMB’000 Lease of between 10 to 50 years 641,236 629,905 9. GOODWILL Group and Company RMB’000 Year ended 31 December 2013 and 2014 Opening net book amount 281,255 Additions — Closing net book amount 281,255 At 31 December 2013 and 2014 Cost 281,255 Accumulated impairment — Net book amount 281,255

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9. GOODWILL (continued)

The goodwill balance arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company.

Prior to 1 January 2009, the goodwill had been allocated to a cash-generating unit ("CGU") comprising the Yangcheng Railway Business. The recoverable amount of that CGU is determined based on value-in-use calculations and no impairment losses had been recognised prior to 1 January 2009.

On 1 January 2009, the Group integrated the Yangcheng Railway Business with the Group's railway business in order to improve operation efficiency. As a result, the management considers that the Yangcheng Railway Business and the Group's remaining railway business (collectively the "Combined Railway Business") represents the lowest level of CGUs within the Group at which goodwill is monitored for internal management purposes. In addition, the Combined Railway Business is not larger than an operating segment determined under with IFRS 8. Therefore, the Group has reallocated the goodwill to the CGU comprising the Combined Railway Business.

The recoverable amount of the CGU is determined based on higher of value-in-use and fair value less costs to sell. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

The key assumptions used for value-in-use calculations are as follows:

Railroad business	2014	2013
Gross margin	**24.64%**	28.77%
Growth rate	**2%**	2%
Discount rate	**12.44%**	12.44%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

If the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management's estimates as at 31 December 2014, the Group would have no impairment recognised against goodwill.

If the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management's estimates as at 31 December 2014, the Group would have no impairment recognised against goodwill.

10. INVESTMENTS IN SUBSIDIARIES

	Company 2014 RMB'000	2013 RMB'000
Unlisted shares, at cost	**84,921**	86,721

(i) As at 31 December 2014, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company Directly	Indirectly	Paid-in capital	Principal activities
Dongguan Changsheng Enterprise Company Limited	22 May 1992	51%	–	RMB38,000,000	Warehousing
Shenzhen Fu Yuan Enterprise Development Company Limited	1 November 1991	100%	–	RMB18,500,000	Hotel management
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	11 September 1993	100%	–	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation
Shenzhen Nantie Construction Supervision Company Limited	8 May 1995	67.46%	9.20%	RMB3,000,000	Supervision of construction projects
Shenzhen Railway Property Management Company Limited	13 November 2001	–	100%	RMB3,000,000	Property management
Shenzhen Guangshen Railway Travel Service Ltd.	16 August 1995	75%	25%	RMB2,400,000	Travel agency
Shenzhen Shenhuasheng Storage and Transportation Company Limited	2 January 1985	41.50%	58.50%	RMB2,000,000	Warehousing, freight transport and packaging agency services
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	7 March 2002	–	100%	RMB2,000,000	Catering management
Shenzhen Railway Station Passenger Services Company Limited	18 December 1986	100%	–	RMB1,500,000	Catering services and sales of merchandise
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	23 November 1992	100%	–	RMB1,020,000	Sales of merchandises
Guangzhou Railway Huangpu Service Company Limited	15 March 1985	100%	–	RMB379,000	Cargo loading and unloading, warehousing, freight transportation

During the year ended 31 December 2014, Guangzhou Tielian Economy Development Company Limited ("Guangzhou Tielian"), a 50.5% owned subsidiary of the Company was liquidated.

All the above subsidiaries are limited liability companies.

GUANGSHEN RAILWAY 2014 ANNUAL REPORT

10. INVESTMENTS IN SUBSIDIARIES (continued)

(i) As at 31 December 2014, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC: (continued)

In year 2014, Guangzhou Tielian completed its liquidation. The Company received RMB1,943,000 from Guangzhou Tielian and investment income amounting to RMB143,000 was recognised in the comprehensive income statement of the Company.

As at 31 December 2014, the total non-controlling interests was RMB40,617,000 (2013: RMB43,821,000), which was not material to the Group. Therefore, no information on subsidiaries with material non-controlling interests is disclosed.

11. INVESTMENTS IN ASSOCIATES

	Group		Company	
	2014 RMB'000	2013 RMB'000	**2014 RMB'000**	2013 RMB'000
Unlisted shares, at cost	**—**	—	**210,529**	210,529
Share of net assets	**176,791**	171,743	**—**	—
Less: provision for impairment in value (Note a)	**(29,689)**	(29,689)	**(99,454)**	(99,454)
	147,102	142,054	**111,075**	111,075

Note a:

The provision balance at the Group level as at 31 December 2014 represented full provision for impairment loss in investment in Zengcheng Lihua Stock Company Limited ("Zengcheng Lihua") of approximately RMB29,689,000 (2013: RMB29,689,000) made in prior years ("Zengcheng Lihua Provision").

The provision balance at the Company level as at 31 December 2014 included Zengcheng Lihua Provision and provision for impairment loss of the Company's investment in Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng") amounting to approximately RMB69,765,000 (2013: RMB69,765,000).

The movement of investments in associates of the Group and Company during the year is as follows:

	Group		Company	
	2014 RMB'000	2013 RMB'000	**2014 RMB'000**	2013 RMB'000
Beginning of the year	**142,054**	136,826	**111,075**	111,075
Share of results after tax	**5,048**	5,228	**—**	—
End of the year	**147,102**	142,054	**111,075**	111,075

11. INVESTMENTS IN ASSOCIATES (continued) As at 31 December 2014, the Group and the Company had direct interests in the following companies which are incorporated/established and are operating in the PRC: Percentage of Date of equity interest incorporation/ attributable to Name of the entity establishment the Company Paid-in capital Principal activities Zengcheng Lihua 30 July 1992 26.98% RMB107,054,682 Real estate construction, provision of warehousing, cargo uploading and unloading services Tiecheng 2 May 1995 49% RMB343,050,000 Properties leasing and trading of merchandise Shenzhen Guangshen Railway Civil Engineering Company (“Shentu”) 1 March 1984 49% RMB64,000,000 Construction of railroad properties All the above associates are limited liability companies and they are unlisted companies. There are no significant contingent liabilities relating to the Group and Company’s interest in the associates and there are no significant restrictions on the transfer of assets or earnings from the associates to the Group. Set out below are the summarised financial information for Tiecheng, Shentu and Zengcheng Lihua which are accounted for using the equity method in the consolidated financial statements.

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11. INVESTMENTS IN ASSOCIATES (continued)

Summarised balance sheet

	2014			2013		
	Zengcheng Lihua RMB'000	Tiecheng RMB'000	Shentu RMB'000	Zengcheng Lihua RMB'000	Tiecheng RMB'000	Shentu RMB'000
Current assets	101,479	58,149	772,956	99,450	64,809	725,801
Non-current assets	63,646	352,300	9,291	62,093	359,838	11,200
Total assets	165,125	410,449	782,247	161,543	424,647	737,001
Current liabilities	414,137	207,378	685,109	406,862	226,672	645,069
Total liabilities	414,137	207,378	685,109	406,862	226,672	645,069
Equity	(249,012)	203,071	97,138	(245,319)	197,975	91,932
Share of net assets	(67,183)	99,505	47,597	(66,187)	97,008	45,046
Carrying amount of interest in associates	–	99,505	47,597	–	97,008	45,046

Reconciliation of the summarised financial information presented to the carrying amount of its interests in associates as follows:

Summarised financial information	Zengcheng Lihua 2014 RMB'000	Zengcheng Lihua 2013 RMB'000	Shentu 2014 RMB'000	Shentu 2013 RMB'000	Tiecheng 2014 RMB'000	Tiecheng 2013 RMB'000	Total 2014 RMB'000	Total 2013 RMB'000
Opening net assets	(245,319)	(238,421)	91,932	86,189	197,975	193,048	44,588	40,816
Profit for the year	(3,693)	(6,898)	5,206	5,743	5,096	4,927	6,609	3,772
Other comprehensive income	–	–	–	–	–	–	–	–
Closing net assets	(249,012)	(245,319)	97,138	91,932	203,071	197,975	51,197	44,588
Percentage of ownership interest	26.98%	26.98%	49%	49%	49%	49%		
Carrying value	–	–	47,597	45,046	99,505	97,008	147,102	142,054

According to the accounting policy stated in Note 2.3, the Group has written down the carrying value of its interest in Zengcheng Lihua to zero in previous years and did not recognise any further loss in year 2014 and 2013.

12. DEFERRED TAX ASSETS/(LIABILITIES) The analysis of deferred tax assets and deferred tax liabilities is as follows: Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 Deferred tax assets: — Deferred tax assets to be recovered after more than 12 months 84,497 85,513 84,396 85,406 — Deferred tax assets to be recovered within 12 months 4,409 27,096 4,409 27,096 88,906 112,609 88,805 112,502 Deferred tax liabilities: — Deferred tax liabilities to crystallise after more than 12 months (19,976) (20,954) (19,976) (20,954) — Deferred tax liabilities to crystallise within 12 months (1,346) (428) (1,346) (428) (21,322) (21,382) (21,322) (21,382) Deferred tax assets — net 67,584 91,227 67,483 91,120 The gross movement on the deferred income tax account is as follows: Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 At 1 January 91,227 109,161 91,120 108,293 Charged to the comprehensive income statement (Note 32) (23,643) (17,934) (23,637) (17,173) At 31 December 67,584 91,227 67,483 91,120

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12. DEFERRED TAX ASSETS/(LIABILITIES) (continued)

The movement in deferred tax assets and liabilities of the Group and the Company during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Group				
	At 1 January 2013 RMB'000	Credited to the comprehensive income statement RMB'000	At 31 December 2013 RMB'000	Charged/ (Credited) to the comprehensive income statement RMB'000	At 31 December 2014 RMB'000
Deferred tax assets:					
Impairment provision for receivables	20,803	(1,518)	19,285	288	19,573
Impairment provision for fixed assets and construction-in-progress	2,546	(13)	2,533	(403)	2,130
Impairment provision for interests in associates	7,422	–	7,422	–	7,422
Impairment provision for materials and supplies	4,511	–	4,511	–	4,511
Difference in accounting base and tax base of the government grants	21,985	(714)	21,271	(284)	20,987
Difference in accounting base and tax base of employee benefits obligations	77,682	(23,060)	54,622	(20,738)	33,884
Loss on disposal of fixed assets	2,915	–	2,915	(2,566)	349
Other	50	–	50	–	50
	137,914	(25,305)	112,609	(23,703)	88,906

12. DEFERRED TAX ASSETS/(LIABILITIES) (continued) At 1 January 2013 Credited to the comprehensive income statement Company At 31 December 2013 Charged/ (Credited) to the comprehensive income statement At 31 December 2014 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 Deferred tax assets: Impairment provision for receivables 20,767 (1,518) 19,249 288 19,537 Impairment provision for fixed assets and construction-in-progress 2,546 (13) 2,533 (403) 2,130 Impairment provision for interests in associates 7,422 — 7,422 — 7,422 Impairment provision for materials and supplies 4,511 — 4,511 — 4,511 Difference in accounting base and tax base of the government grants 21,985 (714) 21,271 (284) 20,987 of employee benefits obligations 76,900 (22,299) 54,601 (20,732) 33,869 Loss on disposal of fixed assets 2,915 — 2,915 (2,566) 349 137,046 (24,544) 112,502 (23,697) 88,805 Difference in accounting base and tax base Credited/ (Charged) to the Group and Company Credited/ (Charged) to the At 1 January 2013 comprehensive income statement At 31 December 2013 comprehensive income statement At 31 December 2014 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 Deferred tax liabilities: Difference in accounting base and tax base in recognition of fixed assets 19,173 (8,142) 11,031 (166) 10,865 Others 9,580 771 10,351 106 10,457 28,753 (7,371) 21,382 (60) 21,322 Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable.

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12. DEFERRED TAX ASSETS/(LIABILITIES) (continued)

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary difference to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB62,368,000 (2013: RMB59,577,000) that can be carried forward against future taxable income as follows:

	Group		Company	
	2014	2013	**2014**	2013
	RMB'000	RMB'000	**RMB'000**	RMB'000
Tax losses can be carried forward (Note a)	**49,379**	46,288	**—**	—
Deductible temporary differences	**12,989**	13,289	**—**	—
	62,368	59,577	**—**	—

Note a:

The tax loss carry-forwards in which no deferred income tax assets were recognised amounting to RMB49,379,000 (2013: RMB46,288,000) will expire in the following years:

	Group	
	2014	2013
	RMB'000	RMB'000
2014	**—**	2,022
2015	**1,839**	1,839
2016	**10,984**	10,984
2017	**15,405**	15,405
2018	**14,418**	16,038
2019	**6,733**	—
	49,379	46,288

13. LONG-TERM PREPAID EXPENSES The movements of long-term prepaid expenses are set forth as follows: Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 At 1 January Cost 54,703 48,397 53,619 47,563 Accumulated amortisation (21,175) (8,277) (20,831) (8,134) Net book amount 33,528 40,120 32,788 39,429 Year ended 31 December Opening net book amount 33,528 40,120 32,788 39,429 Additions due to business combination — 450 — 450 Other additions 2,407 5,856 2,143 5,606 Amortisation (13,931) (12,898) (13,610) (12,697) Closing net book amount 22,004 33,528 21,321 32,788 At 31 December Cost 57,110 54,703 55,762 53,619 Accumulated amortisation (35,106) (21,175) (34,441) (20,831) Net book amount 22,004 33,528 21,321 32,788

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14. FINANCIAL INSTRUMENTS BY CATEGORY Group Loans and receivables Available- for-sale Total RMB’000 RMB’000 RMB’000 Assets as per consolidated balance sheet As at 31 December 2014: Available-for-sale investments (Note 15) — 53,826 53,826 Long-term receivable (Note 16) 30,197 — 30,197 Trade and other receivables excluding prepayments (Notes 18 and 19) 2,456,619 — 2,456,619 Short-term deposits (Note 20) 104,000 — 104,000 Cash and cash equivalents (Note 20) 1,665,057 — 1,665,057 Total 4,255,873 53,826 4,309,699 As at 31 December 2013: Available-for-sale investments (Note 15) — 53,826 53,826 Long-term receivable (Note 16) 29,588 — 29,588 Trade and other receivables excluding prepayments (Notes 18 and 19) 1,725,513 — 1,725,513 Short-term deposits (Note 20) 4,483,600 — 4,483,600 Cash and cash equivalents (Note 20) 412,678 — 412,678 Total 6,651,379 53,826 6,705,205

14. FINANCIAL INSTRUMENTS BY CATEGORY (continued) Group Other financial liabilities RMB’000 Liabilities as per consolidated balance sheet As at 31 December 2014: Trade and other payables excluding statutory liabilities and advances (Notes 26 and 27) 1,942,431 Dividends payable 548 Payables for fixed assets and construction-in-progress 1,094,814 Total 3,037,793 As at 31 December 2013: Bonds payable (Note 24) 3,492,723 Trade and other payables excluding statutory liabilities and advances (Notes 26 and 27) 1,417,630 Dividends payable 146 Payables for fixed assets and construction-in-progress 856,837 Total 5,767,336

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14. FINANCIAL INSTRUMENTS BY CATEGORY (continued) Company Loans and receivables Available- for-sale Total RMB’000 RMB’000 RMB’000 Assets as per balance sheet As at 31 December 2014: Available-for-sale investments (Note 15) — 52,108 52,108 Long-term receivable (Note 16) 30,197 — 30,197 Trade and other receivables excluding prepayments (Notes 18 and 19) 2,502,999 — 2,502,999 Short-term deposits (Note 20) 100,000 — 100,000 Cash and cash equivalents (Note 20) 1,659,849 — 1,659,849 Total 4,293,045 52,108 4,345,153 As at 31 December 2013: Available-for-sale investments (Note 15) — 52,108 52,108 Long-term receivable (Note 16) 29,588 — 29,588 Trade and other receivables excluding prepayments (Notes 18 and 19) 1,764,156 — 1,764,156 Short-term deposits (Note 20) 4,480,000 — 4,480,000 Cash and cash equivalents (Note 20) 404,626 — 404,626 Total 6,678,370 52,108 6,730,478

14. FINANCIAL INSTRUMENTS BY CATEGORY (continued) Company Other financial liabilities RMB’000 Liabilities as per balance sheet As at 31 December 2014: Trade and other payables excluding statutory liabilities and advances (Notes 26 and 27) 1,975,005 Dividends payable 17 Payables for fixed assets and construction-in-progress 1,094,714 Total 3,069,736 As at 31 December 2013: Bonds payable (Note 24) 3,492,723 Trade and other payables excluding statutory liabilities and advances (Notes 26 and 27) 1,432,742 Dividends payable 19 Payables for fixed assets and construction-in-progress 856,574 Total 5,782,058

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15. AVAILABLE-FOR-SALE INVESTMENTS

	Group		Company	
	2014	2013	**2014**	2013
	RMB'000	RMB'000	**RMB'000**	RMB'000
Beginning and the end of the year	**53,826**	53,826	**52,108**	52,108

The most of equity interests held by the Group and Company in these investments are less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market was available for these investments and their fair values could not be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments are carried at cost subject to review for impairment loss. As at 31 December 2014, no impairment provision was considered necessary by the directors.

16. LONG-TERM RECEIVABLE

	Group and Company	
	2014	2013
	RMB'000	RMB'000
Opening net book amount	**29,588**	30,863
Unwinding of interest accrued (Note 30)	**2,609**	3,725
Repayment received	**(2,000)**	(5,000)
Closing net book amount	**30,197**	29,588

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.

17. MATERIALS AND SUPPLIES Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 Raw materials 167,543 183,676 165,042 179,905 Reusable rail-line track materials 147,115 104,338 147,115 104,338 Accessories 83,616 100,281 83,616 100,281 Retailing consumables 2,235 3,652 — — 400,509 391,947 395,773 384,524 The costs of materials and supplies consumed by the Group during the year were recognised as ‘operating expenses’ in the amount of approximately RMB1,616,234,000 (2013: RMB1,925,798,000). As at 31 December 2014, the balance of the provision for write-down of materials and supplies to net realisable values was approximately RMB18,044,000 (2013: RMB18,044,000). No additional provision was made in 2014.

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18. TRADE RECEIVABLES

	Group 2014 RMB'000	Group 2013 RMB'000	Company 2014 RMB'000	Company 2013 RMB'000
Trade receivables	**2,320,408**	1,561,109	**2,306,906**	1,553,587
Including: receivables from related parties	**765,098**	326,826	**760,675**	325,342
Less: Provision for impairment of receivables	**(7,003)**	(6,195)	**(6,753)**	(5,945)
	2,313,405	1,554,914	**2,300,153**	1,547,642

As at 31 December 2014, the Group and Company's trade receivables were all denominated in RMB (2013: RMB).

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within a one-year credit period being not overdue. The aging analysis of the outstanding trade receivables is as follows:

	Group 2014 RMB'000	Group 2013 RMB'000	Company 2014 RMB'000	Company 2013 RMB'000
Within 1 year	**1,950,885**	1,460,387	**1,938,611**	1,454,003
Over 1 year but within 2 years	**324,455**	56,284	**324,330**	55,990
Over 2 years but within 3 years	**17,444**	27,235	**17,180**	27,231
Over 3 years	**27,624**	17,203	**26,785**	16,363
	2,320,408	1,561,109	**2,306,906**	1,553,587

18. TRADE RECEIVABLES (continued) As at 31 December 2014, the Group and the Company’s trade receivables of approximately RMB362,520,000 (2013: RMB94,527,000) and RMB361,542,000 (2013: RMB93,639,000), respectively were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered. The aging analysis of these trade receivables is as follows: Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 Over 1 year but within 2 years 324,189 56,284 324,064 55,990 Over 2 year but within 3 years 17,444 27,235 17,180 27,231 Over 3 years 20,887 11,008 20,298 10,418 362,520 94,527 361,542 93,639 As at 31 December 2014, the Group and the Company’s trade receivables of approximately RMB7,003,000 (2013: RMB6,195,000) and RMB6,753,000 (2013: RMB5,945,000), respectively had been impaired and provided for. The amount of the provision made by the Group and the Company was approximately RMB7,003,000 and RMB6,753,000 respectively as at 31 December 2014 (2013: RMB6,195,000 and RMB5,945,000). The impaired receivable balances were mainly related to the provision of freight transportation services. The related customers were in unexpected difficult financial conditions. The aging analysis of these receivables is as follows: Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 Over 1 year but within 2 years 266 — 266 — Over 3 years 6,737 6,195 6,487 5,945 7,003 6,195 6,753 5,945

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18. TRADE RECEIVABLES (continued)

Movements on the provision for impairment of trade receivables are as follows:

	Group		Company	
	2014	2013	**2014**	2013
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**6,195**	5,907	**5,945**	5,657
Provision for impairment loss	**808**	591	**808**	591
Reversal of impairment loss provision	**—**	(19)	**—**	(19)
Receivables written-off	**—**	(284)	**—**	(284)
At 31 December	**7,003**	6,195	**6,753**	5,945

The creation and release of provision for impaired receivables have been included in operating expenses in the comprehensive income statement. Amounts charged to the allowance account are generally written off against the gross accounts receivable balances when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value mentioned above. The Group does not hold any collateral as security.

19. PREPAYMENTS AND OTHER RECEIVABLES

	Group		Company	
	2014	2013	**2014**	2013
	RMB'000	RMB'000	**RMB'000**	RMB'000
Due from third parties	**141,843**	155,638	**139,437**	149,615
Due from subsidiaries	**—**	—	**62,010**	51,786
Due from other related parties	**47,733**	88,735	**47,733**	88,735
	189,576	244,373	**249,180**	290,136

19. PREPAYMENTS AND OTHER RECEIVABLES (continued) Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 Other receivables 205,274 232,317 264,037 277,363 Less: Provision for impairment loss (Note a) (62,060) (61,718) (61,191) (60,849) Other receivables, net (Note b) 143,214 170,599 202,846 216,514 Prepayments (Note c) 46,362 73,774 46,334 73,622 189,576 244,373 249,180 290,136 (a) Included in the amount was a provision of approximately RMB24,965,000 against the principal balance of a deposit placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative (“Li Cheng”). The Company was unable to recover the deposit from Li Cheng upon maturity and the Company has initiated several legal proceedings against Li Cheng in order to enforce recovery but without success. (b) Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non-railway transportation services by the Group and the Company. (c) Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group and the Company. Movements on the provision for impairment of other receivables are as follows: Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 At 1 January 61,718 68,127 60,849 67,209 Provision for impairment loss 346 43 346 43 Reversal of impairment loss provision (4) (6,452) (4) (6,403) At 31 December 62,060 61,718 61,191 60,849

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19. PREPAYMENTS AND OTHER RECEIVABLES (continued)

The carrying amounts of the Group's and the Company's prepayments and other receivables are denominated in the following currencies:

	Group		Company	
	2014	2013	**2014**	2013
	RMB'000	RMB'000	**RMB'000**	RMB'000
RMB	**189,483**	244,338	**249,087**	290,101
HKD	**93**	35	**93**	35
	189,576	244,373	**249,180**	290,136

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

20. CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	Group		Company	
	2014	2013	**2014**	2013
	RMB'000	RMB'000	**RMB'000**	RMB'000
Cash at bank and on hand	**1,213,057**	321,178	**1,209,849**	314,626
Term deposits with initial term not more than three months	**452,000**	91,500	**450,000**	90,000
Cash and cash equivalents	**1,665,057**	412,678	**1,659,849**	404,626
Term deposits with initial term of over three months (Note a)	**104,000**	4,483,600	**100,000**	4,480,000
	1,769,057	4,896,278	**1,759,849**	4,884,626

Note a: The original effective interest rate of time deposits was 3.05% (2013: 3.05%).

20. CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS (continued) The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies: Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 RMB 1,706,964 4,877,648 1,697,756 4,865,996 HKD 62,093 18,561 62,093 18,561 USD — 69 — 69 1,769,057 4,896,278 1,759,849 4,884,626 21. SHARE CAPITAL As at 31 December 2014, the total authorised number of ordinary shares is 7,083,537,000 shares (2013: 7,083,537,000 shares) with a par value of RMB1.00 per share (2013: RMB1.00 per share). These shares are divided into A shares and H shares. They rank pari passu against each other. (2013: divided into A shares and H shares. They rank pari passu against each other (see details below).) Group and Company As at 31 December 2013 Movement As at 31 December 2014 RMB’000 RMB’000 RMB’000 Authorised, issued and fully paid: Listed shares — H shares 1,431,300 — 1,431,300 — A shares 5,652,237 — 5,652,237 Total 7,083,537 — 7,083,537

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22. RESERVES According to the provisions of the articles of association of the Company, the Company shall first set aside 10% of its profit after tax attributable to shareholders as indicated in the Company’s statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company’s registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve, provided that it is approved by a resolution passed in a shareholders’ general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders’ general meeting under specific circumstances. When the statutory surplus reserve is not sufficient to make good for any losses of the Company in previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve. The statutory surplus reserve, the discretionary surplus reserve and the share premium account could be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders’ general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share. For the year ended 31 December 2014 and 2013, the directors proposed the following appropriations to reserves of the Company: 2014 2014 2013 2013 Percentage RMB’000 Percentage RMB’000 Statutory surplus reserve 10% 66,036 10% 128,481 In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP or (b) IFRS. Due to the fact that the statutory financial statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders’ equity prepared under IFRS contained in these financial statements. The main difference between the retained earnings of the Company determined under PRC GAAP and those determined under IFRS was relating to accounting policies in respect of investment in associates adopted under PRC GAAP and IFRS.

22. RESERVES (continued) For the year 2014, the movement of ‘Special reserve — Safety Production Fund’ of the Group and Company are as below: Group and Company 2014 2013 RMB’000 RMB’000 Beginning of the year — — Appropriation 208,250 200,839 Utilization (208,250) (200,839) End of the year — — The Company is engaged in passenger and freight transportation business. In accordance with the regulation issued by Ministry of Finance and State Administration of Work Safety, the Company is required to establish a special reserve (“Safety Production Fund”) calculated based on the passenger and freight transportation revenue of the previous year using the following percentages: (a) 1% for regular freight business; (b) 1.5% for passenger transportation, dangerous goods delivery business and other special business. The Safety Production Fund is mainly used for the renovation and maintenance of security equipment and facilities. For the purpose of the consolidated financial statements under IFRS, such reserve is established through an appropriation from retained earnings based on the aforementioned method. When the Safety Production Fund is actually utilised, the actual expenses incurred are charged to comprehensive income statement. Meanwhile, the corresponding Safety Production Fund reserve is released back to retained earnings.

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23. DEFERRED INCOME RELATED TO GOVERNMENT GRANTS Group and Company 2014 2013 RMB’000 RMB’000 Beginning of the year 90,404 92,864 Additions 6,330 2,683 Credited to income statement (7,963) (5,143) Including: amortisation (3,249) (3,107) End of the year 88,771 90,404 24. BONDS PAYABLE At 1 January 2014 Amortisation Repayment At 31 December 2014 RMB’000 RMB’000 RMB’000 RMB’000 09 Guangshen Tie MTN1 3,492,723 7,277 (3,500,000) — The Company issued bonds of medium terms at a nominal value of RMB3,500,000,000 on 17 December 2009. The bonds was matured in December 2014 at their nominal value of RMB3,500,000,000 and bore a coupon interest rate of 4.79% per annum. On the issue date, the bonds were recognised based on the residual amounts of the principal after deduction of issuance costs of approximately RMB34,524,000. The bonds are subsequently carried at amortised cost using an average effective interest rate of 5.018% per annum. In December 2014, the bonds were matured and repaid by the Company.

25. EMPLOYEE BENEFITS OBLIGATIONS Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 Employee benefits obligations 44,928 113,733 44,928 113,434 Less: current portion included in accruals and other payables (Note 27) (44,928) (105,824) (44,928) (105,525) — 7,909 — 7,909 Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group. With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition. The employee benefits obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation. The discount rate was determined with reference to market yields when the liability was recognised at the inception date on high quality investments in the PRC. The movement in the employee benefits obligation over the year is as follows: Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 At 1 January 113,733 229,966 113,434 225,804 Additions (Note 39) 32,410 — 32,410 — Amortisation of interest (Note 31) 4,594 9,127 4,594 9,127 Payments (105,809) (125,360) (105,510) (121,497) At 31 December 44,928 113,733 44,928 113,434

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26. TRADE PAYABLES

	Group		Company	
	2014 RMB'000	2013 RMB'000	2014 RMB'000	2013 RMB'000
Payables to third parties	**820,622**	666,899	**797,488**	647,094
Payables to related parties	**617,822**	273,146	**616,382**	270,410
	1,438,444	940,045	**1,413,870**	917,504

The aging analysis of trade payables was as follows:

	Group		Company	
	2014 RMB'000	2013 RMB'000	2014 RMB'000	2013 RMB'000
Within 1 year	**1,322,771**	844,450	**1,298,665**	822,307
Over 1 year but within 2 years	**68,497**	71,241	**68,285**	71,024
Over 2 years but within 3 years	**23,391**	14,232	**23,386**	14,222
Over 3 years	**23,785**	10,122	**23,534**	9,951
	1,438,444	940,045	**1,413,870**	917,504

27. ACCRUALS AND OTHER PAYABLES

	Group		Company	
	2014 RMB'000	2013 RMB'000	2014 RMB'000	2013 RMB'000
Due to third parties	**940,704**	829,281	**910,427**	800,990
Due to subsidiaries	**—**	—	**80,212**	60,377
Due to related parties	**29,057**	50,298	**29,037**	50,261
	969,761	879,579	**1,019,676**	911,628

27. ACCRUALS AND OTHER PAYABLES (continued) Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 Other taxes payable 53,774 59,929 49,845 56,461 Other deposits received 204,116 173,164 184,886 155,525 Deposits received for construction projects 124,253 116,600 124,253 116,600 Employee benefits obligations (Note 25) 44,928 105,824 44,928 105,525 Salary and welfare payables 129,977 115,327 128,536 114,181 Advances received from customers 237,095 120,914 235,232 120,223 Deposits received from ticketing agencies 35,762 26,106 35,762 26,106 Housing maintenance fund 15,802 16,045 15,802 16,045 Other payables 124,054 145,670 200,432 200,962 969,761 879,579 1,019,676 911,628 28. AUDITORS’ REMUNERATION Auditors’ remuneration in respect of audit and non-audit services provided by the auditors for the year ended 31 December 2014 were RMB8,080,000 and RMB330,085 respectively (2013: RMB8,080,000 and RMB430,000 respectively). 29. LABOUR AND BENEFITS 2014 2013 RMB’000 RMB’000 Wages and salaries 3,414,192 3,127,540 Provision for medical, housing scheme and other employee benefits (a) 857,203 779,845 Contributions to the defined contribution scheme (b) 639,493 517,807 4,910,888 4,425,192

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29. LABOUR AND BENEFITS (continued) (a) Housing scheme In accordance with the PRC housing reform regulations, the Group is required to make contributions to a state-sponsored housing fund at 9% or 13% of the salaries of the employees. At the same time, the employees are also required to make a contribution at 9% or 13% of the salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group has no further legal or constructive obligation for housing benefits of these employees beyond the above contributions made. (b) Defined contribution pension scheme All the full-time employees of the Group are entitled to join a statutory pension scheme. The employees would receive pension payments equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group’s local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the employees. The government agency is responsible for the pension liabilities due to the employees upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to expense in the year to which the contributions relate.

29. LABOUR AND BENEFITS (continued) (c) Directors’, supervisors’ and senior executives’ emoluments The remuneration of each director , supervisor and senior executive of the Company for the year ended 31 December 2014 is set out below: 2014 Employer’s contribution to pension Other Name Fee Salary Bonus scheme benefits Total RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 Directors Wu, Yong (i) — — — — — — Li, Wenxin (ii) — — — — — — Shen, Yi (iii) — 120 181 34 41 376 Luo, Qing — 111 135 33 40 319 Sun, Jing — — — — — — Yu, Zhiming — — — — — — Huang, Xin (iv) — — — — — — Li, Liang (v) — — — — — — Lo, Mun Lam (v) 66 — — — — 66 Liu, Xueheng (v) 66 — — — — 66 Liu, Feiming (v) 56 — — — — 56 Chen, Song (iv) 56 — — — — 56 Jia, Jianmin (iv) 67 — — — — 67 Wang, Yunting (iv) 56 — — — — 56 Supervisors Xu, Ling (v) — — — — — — Liu, Mengshu (iv) — — — — — — Chen, Shaohong — — — — — — Shen, Jiancong — — — — — — Li, Zhiming — — — — — — Xu, Huiliang (v) — 51 41 11 20 123 Song, Min (iv) — 105 91 32 39 267 Chen, Jianping — 84 131 26 36 277 Senior Executives Mu, Anyun — 112 135 34 40 321 Tang, Xiangdong — 110 138 32 39 319 Guo, Xiangdong — 110 135 33 39 317 (i) Appointed in December 2014. (ii) Resigned from the positions in December 2014. (iii) The emolument of chief executive, Shen Yi, is disclosed as director in the above. (iv) Appointed in May 2014. (v) Resigned from the positions in May 2014.

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29. LABOUR AND BENEFITS (continued)

(c) Directors', supervisors' and senior executives' emoluments (continued)

The remuneration of each director , supervisor and senior executive of the Company for the year ended 31 December 2013 is set out below:

	2013					
Name	Fee RMB'000	Salary RMB'000	Bonus RMB'000	Employer's contribution to pension scheme RMB'000	Other benefits RMB'000	Total RMB'000
Directors						
Li, Wenxin	–	–	–	–	–	–
Shen, Yi (i)	–	113	150	31	40	334
Sun, Jing	–	–	–	–	–	–
Li, Liang	–	–	–	–	–	–
Yu, Zhiming	–	–	–	–	–	–
Luo, Qing	–	104	118	29	38	289
Lo, Mun Lam	–	134	–	–	–	134
Liu, Xueheng	–	134	–	–	–	134
Liu, Feiming	–	112	–	–	–	112
Supervisors						
Xu, Ling	–	–	–	–	–	–
Chen, Shaohong	–	–	–	–	–	–
Shen, Jiancong	–	–	–	–	–	–
Li, Zhiming	–	–	–	–	–	–
Xu, Huiliang	–	99	72	30	39	240
Senior Executives						
Mu, Anyun	–	106	117	31	38	292
Tang, Xiangdong	–	103	118	28	37	286
Guo, Xiangdong	–	104	118	30	37	289

(i) The emolument of chief executive, Shen Yi, is disclosed as director in the above.

During the year ended 31 December 2014, no director received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office; no directors and senior management waived or has agreed to waive any emoluments (2013: Nil).

29. LABOUR AND BENEFITS (continued) (d) Five highest paid individuals The five individuals whose emoluments were the highest in the Group for the year include two directors (2013: two), and three senior executives (2013: three), whose emoluments have already been reflected in the analysis presented above. The emolument range of each individual is in the band of Nil to HK$1,000,000 (equivalent to RMB788,870) (2013: same). 30. OTHER INCOME AND OTHER GAINS — NET 2014 2013 RMB’000 RMB’000 Loss on disposal of fixed assets (123,567) (136,986) Interest income from banks 122,020 137,958 Dividend income on available-for-sale investments 4,904 4,904 Government grants (Note 23) 7,963 5,143 Unwinding of interest accrued on long-term receivable (Note 16) Others 2,609 (6,791) 3,725 159 7,138 14,903 31. FINANCE COSTS 2014 RMB’000 2013 RMB’000 Interest expense 160,760 167,650 Bank charges 7,332 5,522 Amortisation of bonds payable (Note 24) 7,277 7,250 Amortisation of interest for employee benefit obligations (Note 25) 4,594 9,127 Net foreign exchange losses 410 2,137 180,373 191,686

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32. INCOME TAX EXPENSE In 2014 and 2013, the applicable income tax rate of the Company was 25%. An analysis of the current year taxation charges is as follows: 2014 RMB’000 2013 RMB’000 Current income tax 195,864 412,736 Deferred income tax (Note 12) 23,643 17,934 219,507 430,670 The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows: 2014 2013 RMB’000 RMB’000 Profit before tax 880,633 1,701,753 Tax calculated at the statutory rate of 25% (2013: 25%) 220,158 425,438 Effect of tax rates differentials 118 119 Effect of expenses not deductible for tax purposes 451 3,969 Effect of income not subject to tax (2,498) (2,533) Tax losses for which no deferred tax asset was recognised in prior years 1,683 4,010 Utilisation of previously unrecognised tax losses (405) (333) Income tax expense 219,507 430,670

33. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY The profit attributable to equity holders of the Company for the year was approximately RMB655,312,000 (2013: RMB1,279,582,000). 34. EARNINGS PER SHARE The calculation of basic earnings per share is based on the net profit for the year attributable to equity holders of approximately RMB662,021,000 (2013: RMB1,273,841,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2013: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years. 2014 2013 RMB’000 RMB’000 Profit attributable to owners of the company 662,021 1,273,841 Weighted average number of ordinary shares in issue 7,083,537 7,083,537 Basic and diluted earnings per share RMB0.09 RMB0.18

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35. DIVIDENDS The dividends paid to the ordinary shareholders of the Company in 2014 and 2013 were RMB566,683,000 (RMB0.08 per share) and RMB566,683,000 (RMB0.08 per share) respectively. 2014 2013 RMB’000 RMB’000 Final, proposed, of RMB0.05 (2013: RMB0.08) per ordinary share 354,177 566,683 At the meeting of the directors held on 25 March 2015, the directors proposed a final dividend of RMB0.05 per ordinary share for the year ended 31 December 2014, which is subject to the approval by the shareholders in general meeting. This proposed dividend was not reflected as a dividend payable in the financial statements as at 31 December 2014. The aggregate amounts of the dividends paid and proposed during the year ended 31 December 2014 and 2013 have been disclosed in the consolidated comprehensive income statement in accordance with the Hong Kong Companies Ordinance.

36. CASH FLOW GENERATED FROM OPERATIONS (a) Reconciliation from profit before income tax to cash generated from operations: 2014 2013 RMB’000 RMB’000 Profit before income tax: 880,633 1,701,753 Adjustments for: Depreciation of fixed assets (Note 6) 1,429,274 1,414,012 Amortisation of leasehold land payments (Note 8) 19,164 15,921 Loss on disposal of fixed assets and leasehold land (Note 30) 123,567 136,986 (Note 13) 13,931 12,898 obligations (Note 25) 4,594 9,127 Share of results of associates (Note 11) (5,048) (5,228) Dividends income on available-for-sale investments (Note 30) (4,904) (4,904) Investment income from liquidation of a subsidiary (39) — Provision for/(reversal of) impairment of receivables 1,150 (5,837) Write-off of long outstanding of payables — (295) Amortisation of bonds payable (Note 24) 7,277 7,250 Amortisation of government grants related to property, plant and equipment (3,249) (3,107) Interest expense 160,760 167,650 Interest income (90,112) (129,711) Operating profit before working capital changes 2,536,998 3,316,515 Increase in trade receivables (752,684) (550,421) Decrease in materials and supplies 44,909 70,264 Decrease/(increase) in prepayments and other receivables 15,083 (94,178) Decrease in long-term receivable 2,000 5,000 Increase/(decrease) in trade payables 514,289 (282,972) Decrease in employee benefits obligations (7,909) (105,992) Increase in accrued expenses and other payables 68,520 64,870 Cash generated from operations 2,421,206 2,423,086 Amortisation of long-term prepaid expenses Amortisation of interest for employee benefit

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36. CASH FLOW GENERATED FROM OPERATIONS (continued) (b) In the cash flow statement, proceeds from disposal of fixed assets and leasehold land comprise: 2014 2013 RMB’000 RMB’000 Net book amount (Notes 6 and 8) 179,745 249,072 Receivable arising from disposal of fixed assets and leasehold land (2,089) (12,334) Transfer to inventories (53,381) (24,502) Loss on disposal of fixed assets and leasehold land (123,567) (136,986) Proceeds from disposal of fixed assets and leasehold land 708 75,250 37. CONTINGENCY There were no significant contingent liabilities as at the date of approval of these financial statements. 38. COMMITMENTS (a) Capital commitments As at 31 December 2014, the Group had the following capital commitments which are authorised but not contracted for, and contracted but not provided for: Group Company 2014 2013 2014 2013 RMB’000 RMB’000 RMB’000 RMB’000 Authorised but not contracted for 1,309,633 1,305,943 1,309,633 1,305,943 Contracted but not provided for 146,979 150,677 146,979 150,677 A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Company, which would be financed by self-generated operating cash flow.

38. COMMITMENTS (continued) (b) Operating lease commitments In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended 31 December 2014, the related lease rental paid and payable was approximately RMB53,962,000 (2013: RMB56,000,000). 39. BUSINESS COMBINATIONS On 1 June 2014, the Company entered into an agreement to acquire the freight service business and related assets of Guangzhou Railway Economic Technology Development Corporation (“GRETDC”), the subsidiary of the Guangzhou Railway Group. The purchase consideration for GRETDC was approximately RMB122,390,000. On 1 June 2014, control of the assets and operations of GRETDC was transferred to the Company. Accordingly, the directors of the Company determined that the effective date of acquisition was 1 June 2014. The results of the operations of the above-mentioned entity have been included in the Group’s consolidated comprehensive income statement from 1 June 2014 onwards. The following table summarises the consideration paid for GRETDC, the fair value of assets acquired and liabilities assumed at the acquisition date: RMB’000 Cash consideration paid 60,000 Cash consideration payable 62,390 Total consideration 122,390

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39. BUSINESS COMBINATIONS (continued) RMB’000 Recognised amounts of identifiable assets acquired and liabilities assumed: Trade and other receivables 7,092 Inventories 90 Other current assets 759 Property, plant and equipment 152,046 Construction-in-progress 1,665 Trade payables (1,771) Accruals and other payables (5,081) Employee benefits obligations (32,410) Total identifiable net assets 122,390 Goodwill — Outflow of cash to acquire business, net of cash acquired RMB’000 — Cash consideration paid for business acquired in 2014 (a) 60,000 — Cash consideration paid for business acquired in 2013 (b) 79,897 — Cash and cash equivalents balance acquired — — Net cash flows on acquisition 139,897 (a) In 2014, consideration amounting to RMB60,000,000 in relation to acquisition of GRETDC was paid. (b) The Group had paid the remaining consideration of RMB79,897,000 in relation to the freight service business and related assets of China Railway Container Transport Co. Ltd. Dalang Processing Station acquired in year 2013.

40. RELATED PARTY TRANSACTIONS Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. (a) Related parties that control the Company or are controlled by the Company: See Note 10 for the subsidiaries. None of the shareholders is the controlling entity of the Company. (b) Nature of the principal related parties that do not control/are not controlled by the Company: Name of related parties Relationship with the Company Single largest shareholder and its subsidiaries Guangzhou Railway Group Single largest shareholder Guangzhou Railway Group YangCheng Railway Enterprise Development Company Subsidiary of the single largest shareholder Guangmeishan Railway Company Limited Subsidiary of the single largest shareholder GEDC Subsidiary of the single largest shareholder Guangzhou Railway Material Supply Company Subsidiary of the single largest shareholder Guangzhou Railway Engineer Construction Enterprise Development Company Yangcheng Construction Company of YangCheng Railway Enterprise Development Company Subsidiary of the single largest shareholder Subsidiary of the single largest shareholder Guangzhou Railway Real Estate Construction Company Subsidiary of the single largest shareholder Yuehai Railway Company Limited Subsidiary of the single largest shareholder Shichang Railway Company Limited Subsidiary of the single largest shareholder Guangzhou Railway Station Service Centre Subsidiary of the single largest shareholder Changsha Railway Construction Company Limited Subsidiary of the single largest shareholder Guangdong Sanmao Railway Company Limited Subsidiary of the single largest shareholder

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40. RELATED PARTY TRANSACTIONS (continued) (b) Nature of the principal related parties that do not control/are not controlled by the Company: (continued) Name of related parties Relationship with the Company Guangzhou Qingda Transportation Company Limited Subsidiary of the single largest shareholder Guangzhou Yuetie Operational Development Company Subsidiary of the single largest shareholder Guangzhou Railway Rolling Stock Works Subsidiary of the single largest shareholder Foreign Economic & Trade Development Corporation of Guangzhou Railway Group Subsidiary of the single largest shareholder Shenzhen Guangshen Railway Living Service Centre Subsidiary of the single largest shareholder Guangzhou Yangcheng Living Service Centre Subsidiary of the single largest shareholder Pajiangkou Stone Pit Subsidiary of the single largest shareholder Guangdong Tieqing International Travel Agency Company Limited Guangdong Sanmao Enterprise Development Company Limited Subsidiary of the single largest shareholder Subsidiary of the single largest shareholder Huaihua Railway Engineer Construction Company Subsidiary of the single largest shareholder Lechang Anjie Railway Sleeper Company Limited Subsidiary of the single largest shareholder Xiashen Railway Guangdong Company Limited Subsidiary of the single largest shareholder Ganshao Railway Company Limited Subsidiary of the single largest shareholder GRETDC Subsidiary of the single largest shareholder Associates of the Group Zengcheng Lihua Associate of the Group Tiecheng Associate of the Group Shentu Associate of the Group

40. RELATED PARTY TRANSACTIONS (continued) (c) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties: 2014 2013 RMB’000 RMB’000 Provide Services and sales of goods Transportation related services Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i) 424,743 367,745 Revenue collected by CRC for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii) 1,153,630 1,255,572 Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii) 359,740 76,480 1,938,113 1,699,797 Other services Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv) 22,579 24,174

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40. RELATED PARTY TRANSACTIONS (continued) (c) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties: (continued) 2014 2013 RMB’000 RMB’000 Receive Services and purchase Transportation related services Provision of train transportation services by Guangzhou Railway Group and its subsidiaries (i) 633,382 665,189 Cost settled by CRC for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii) 1,436,711 1,564,499 Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 38 (b)) 53,962 56,000 2,124,055 2,285,688 Other services Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iii) 12,430 67,990 Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv) 295,283 346,831 Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (v) 560,034 666,771 Provision of construction services by Guangzhou Railway Group and its subsidiaries (vi) 280,983 229,999 Others 8,729 12,889 1,157,459 1,324,480

40. RELATED PARTY TRANSACTIONS (continued) (c) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties: (continued) (i) The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle. (ii) Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis. (iii) The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contracting parties. (iv) The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle. (v) The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee ranged from 0.3% to 5%. (vi) Based on construction amount determined under national railway engineering guidelines. (d) Key management compensation The compensation paid or payable to key management for employee services is shown in Note 29(c).

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40. RELATED PARTY TRANSACTIONS (continued)

(e) As at 31 December 2014, the Group and the Company had the following material balances maintained with related parties:

	Group		Company	
	2014	2013	**2014**	2013
	RMB'000	RMB'000	**RMB'000**	RMB'000
Trade receivables	**765,098**	326,826	**760,675**	325,342
— Guangzhou Railway Group (i)	**260,554**	196,439	**258,366**	195,193
— Subsidiaries of Guangzhou Railway Group (i)	**504,544**	130,387	**502,309**	130,149
Prepayments and other receivables	**47,733**	88,735	**109,743**	140,521
— Guangzhou Railway Group	**5,399**	40,170	**5,399**	40,170
— Subsidiaries of Guangzhou Railway Group	**37,560**	44,166	**37,560**	44,166
— Subsidiaries	**—**	—	**62,010**	51,786
— Associates	**17,086**	16,711	**17,086**	16,711
Less: impairment provision (v)	**(12,312)**	(12,312)	**(12,312)**	(12,312)
Prepayments for fixed assets and construction-in-progress	**1,092**	1,092	**1,092**	1,092
— Guangzhou Railway Group	**1,092**	1,092	**1,092**	1,092
Trade payables	**617,822**	273,146	**616,382**	270,410
— Guangzhou Railway Group (i)	**119,953**	34,137	**119,953**	34,137
— Subsidiaries of Guangzhou Railway Group (ii)	**433,805**	237,847	**432,365**	235,111
— Associates	**64,064**	1,162	**64,064**	1,162
Payables for fixed assets and construction-in-progress	**208,955**	174,522	**208,955**	174,522
— Guangzhou Railway Group	**12,610**	3,859	**12,610**	3,859
— Subsidiaries of Guangzhou Railway Group	**159,381**	131,170	**159,381**	131,170
— Associates	**36,964**	39,493	**36,964**	39,493
Accruals and other payables	**29,057**	50,298	**109,249**	110,638
— Guangzhou Railway Group	**4,133**	1,179	**4,114**	1,161
— Subsidiaries of Guangzhou Railway Group (iii)	**20,600**	43,963	**20,599**	43,944
— Subsidiaries	**—**	—	**80,212**	60,377
— Associates (iv)	**4,324**	5,156	**4,324**	5,156

40. RELATED PARTY TRANSACTIONS (continued) (e) As at 31 December 2014, the Group and the Company had the following material balances maintained with related parties: (continued) (i) The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC. (ii) The trade payables due to subsidiaries of Guangzhou Railway Group mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties. (iii) The other payables due to subsidiaries of Guangzhou Railway Group mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies. (iv) The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates. (v) Impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years. As at 31 December 2014, all the balances maintained with related parties were unsecured, non- interest bearing and were repayable on demand.

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41. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES On 14 March 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR will be transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions and all related assets, liabilities and human resources will be transferred to the CRC. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will be transferred to the CRC. Once the transfer is completed, the actual controlling entity of the Company’s largest shareholder will become CRC. In the current accounting period, although the transfer has not been completed, the transactions between the Group and CRC together with the subsidiaries which were wholly controlled by MOR previously (“CRC Group”) are disclosed considering the requirements of the accounting standards. In order to facilitate user’s comprehensive understanding of the Company’s business transactions, the Company discloses these transactions with CRC Group for 2014 and 2013. Unless otherwise specified, the transactions disclosed below have excluded the transactions with Guangzhou Railway Group and its subsidiaries disclosed in Note 40. The Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the MOR and settled by the MOR based on its systems. Since March 2013, the collecting, processing and distribution function of revenues which executed by MOR previously had been transferred to CRC. As at 31 December 2014, the cooperation mode and pricing model did not change.

41. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued) (a) Save as disclosed in other notes to the financial statements, during the year, the Group had the following material transactions undertaken with the CRC Group: 2014 2013 RMB’000 RMB’000 Provide Services and sales of goods Transportation related services Provision of train transportation services to CRC Group (i) 5,229 30,450 Revenue collected by CRC for services provided to CRC Group (ii) 1,706,558 2,070,966 Revenue from railway operation service provided to CRC Group (iii) 950,966 968,477 2,662,753 3,069,893 Other services Provision of repairing services for cargo trucks to CRC Group (ii) 259,470 286,265 Sales of materials and supplies to CRC Group (iv) 43,239 65,897 Provision of apartment leasing services to CRC Group (iv) 732 780 303,441 352,942 Receive Services and purchase of goods Transportation related services Provision of train transportation services by CRC Group (i) Cost settled by CRC for services provided by CRC Group (ii) 292,866 1,265,873 264,372 1,457,451 1,558,739 1,721,823 Other services Provision of repair and maintenance services by CRC Group (iv) 28,531 68,963 CRC Group (v) 9,317 131,061 37,848 200,024 Purchase of materials and supplies from

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41. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued) (a) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with the CRC Group: (continued) (i) The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle. (ii) Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis. (iii) The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contracting parties. (iv) The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle. (v) The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee ranged from 0.3% to 5%. (b) Revenue collected and settled through the CRC: 2014 2013 RMB’000 RMB’000 — Passenger transportation 6,630,629 7,740,887 — Freight transportation 920,255 871,173 — Luggage and parcel 148,863 100,884 7,699,747 8,712,944 The Company works in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger trains and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger trains and freight transportation businesses are collected and settled by the CRC Group on behalf of the Group through the CRC’s settlement systems.

41. TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (continued) (c) Balances due from/to CRC Group: As at 31 December 2014 2013 RMB’000 RMB’000 Due from CRC Group — Trade receivables 643,182 667,800 — Other receivables 9,411 1,452 Due to CRC Group — Trade payables 37,843 150,292 — Other payables 294 321 42. SUBSEQUENT EVENTS Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event.

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Chapter 11 Documents Available for Inspection Documents available for inspection include: 1. Accounting statements signed and stamped by the legal representative, person in charge of accounting affairs and responsible person of accounting firm; 2. Original of the audit report and financial statements prepared under PRC GAAP signed and stamped by PricewaterhouseCoopers Zhong Tian LLP and CPA; original of the audit report and financial statements prepared under IFRS signed by PricewaterhouseCooper; 3. All the original of files or announcements disclosed in Securities Times, China Securities Journal, Shanghai Securities News and Securities Daily during the reporting period; 4. Annual reports prepared for the Hong Kong securities market and annual reports in 20-F form for the US market. The documents are placed at Secretariat to the Board of the Company.